As filed with the Securities and Exchange Commission on December 14, 2005

Registration No. 333-129139

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OZARK HOLDING INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	54-2185193
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ozark Holding Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Address, Including Zip Code, and Telephone Number including Area Code, of Registrant’s Principal Executive Offices)

Daniel Cooperman

Secretary

Ozark Holding Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

William M. Kelly, Esq. William Aaronson, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000	George T. Shaheen Chief Executive Officer Siebel Systems, Inc. 2207 Bridgepointe Parkway San Mateo, California 94404 Telephone: (650) 477-5000	Eric C. Jensen, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 Telephone: (650) 843-5000

Approximate Date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement and all conditions of the proposed transaction have been satisfied or waived as described in the Agreement and Plan of Merger dated as of September 12, 2005.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SIEBEL SYSTEMS MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Stockholder,

After careful consideration, the board of directors of Siebel Systems, Inc. (“Siebel Systems”) has unanimously approved an agreement and plan of merger with Oracle Corporation (“Oracle”). As part of the transaction and unless holders of less than six percent of the outstanding common stock of Siebel Systems make the stock election described below, Siebel Systems and Oracle will become subsidiaries of a new Oracle holding corporation named Ozark Holding Inc. The new Oracle holding corporation will trade under Oracle’s current ticker symbol, “ORCL,” on the Nasdaq Stock Market and current Oracle stockholders will receive shares of common stock in the new Oracle holding corporation to replace their current Oracle shares. Any shares issued to Siebel Systems stockholders in the transaction will be shares of the new Oracle holding corporation.

You may elect to receive for each of your shares of Siebel Systems, either $10.66 in cash or a number of shares of common stock of the new Oracle holding corporation determined by dividing $10.66 by the greater of $10.72 or the average Oracle stock price over the ten trading days immediately preceding the date on which the merger involving Siebel Systems becomes effective. If you do not elect to receive stock, you will be deemed to have elected to receive your consideration entirely in cash. If the holders of more than 30% of Siebel Systems common stock elect to receive stock, the stock portion of the merger consideration will be allocated pro rata among the holders electing to receive stock of the new Oracle holding corporation. A maximum of 182,826,501 shares of common stock of the new Oracle holding corporation could be issued in the merger in exchange for shares of Siebel Systems common stock. However, the number of shares of common stock of the new Oracle holding corporation to be received by Siebel Systems stockholders that elect to receive stock will not be known at the time Siebel Systems stockholders are asked to vote for the adoption of the merger agreement. Investing in the common stock of the new Oracle holding corporation involves a high degree of risk. See “ Risk Factors” beginning on page 21. If the holders of less than six percent of Siebel Systems common stock outstanding prior to the completion of the transaction elect to receive stock, the transaction will be restructured and the merger consideration will consist only of $10.66 in cash per each Siebel Systems share.

After careful consideration, the Siebel Systems board of directors has unanimously determined that the merger agreement and the merger transactions are advisable and in the best interests of Siebel Systems stockholders and recommends that you vote “For” the adoption of the merger agreement. The transaction is conditioned upon the adoption of the merger agreement by the Siebel Systems stockholders, receipt of applicable regulatory approvals and other conditions described in the attached proxy statement/prospectus.

Siebel Systems stockholders representing approximately seven percent of the outstanding shares of Siebel Systems common stock as of the date of the merger agreement have entered into an agreement with Oracle pursuant to which they have agreed to vote all of their shares in favor of the adoption of the merger agreement.

It is important that your shares are represented at the special meeting, whether or not you plan to attend the meeting. Abstentions and failures to vote will have the same effect as votes “Against” the proposal to adopt the merger agreement. Accordingly, please submit a proxy by telephone or the Internet or complete, date, sign and return promptly your proxy card in the enclosed postage pre-paid envelope. You may attend the special meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

Sincerely,

/s/    GEORGE T. SHAHEEN

George T. Shaheen

Chief Executive Officer, Siebel Systems, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock of the new Oracle holding corporation to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proxy statement/prospectus dated                     , 2005, and first mailed to stockholders on                     , 2005.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Oracle and Siebel Systems from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

if you are a Oracle stockholder:		if you are a Siebel Systems stockholder:
By Mail:	Oracle Corporation 500 Oracle Parkway Redwood City, California 94065	By Mail:	Siebel Systems, Inc. 2207 Bridgepointe Parkway San Mateo, California 94404 Attn: Investor Relations
By Telephone:	(650) 506-7000	By Telephone:	(650) 477-5000

If you would like to request documents, please do so by [                 ], 2005 in order to receive them before the special meeting.

For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information”.

2207 Bridgepointe Parkway San Mateo, California 94404

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2005

Dear Stockholder:

You are cordially invited to attend the Special Meeting of Stockholders of Siebel Systems, Inc., a Delaware corporation (“Siebel Systems”). The meeting will be held on [Day of Week], [Date] at [Time] Pacific Time, at [Place], for the following purposes:

1.    To consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of September 12, 2005, by and among Oracle Corporation, Siebel Systems, Ozark Holding Inc., Ozark Merger Sub Inc., and Sierra Merger Sub Inc., all Delaware corporations.

2.    To consider and vote upon an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of Proposal No. 1.

3.    To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

The board of directors of Siebel Systems has fixed [                    ], 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Siebel Systems common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Siebel Systems had outstanding and entitled to vote [                    ] shares of common stock.

Your vote is important. The affirmative vote of the holders of a majority of the voting power of the shares of Siebel Systems common stock outstanding on the record date for the special meeting is required for approval of Proposal No. 1 regarding the adoption of the merger agreement. The affirmative vote of the holders of a majority of the votes represented and entitled to vote at the special meeting is required to approve Proposal No. 2 regarding an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of Proposal No. 1.

Please do not send any certificates representing your Siebel Systems common stock at this time.

BY ORDER OF THE BOARD OF DIRECTORS

/S/ JEFFREY T. AMANN
Jeffrey T. Amann Secretary

San Mateo, California

[Mail Date]

You are cordially invited to attend the special meeting in person. Whether or not you expect to attend the special meeting in person, please submit a proxy by telephone or over the Internet as instructed in these materials, or complete, date, sign and return the enclosed proxy card, as promptly as possible in order to ensure we receive your proxy with respect to your shares. A return envelope (which is postage pre-paid if mailed in the United States) is enclosed for your convenience. If you sign, date and mail your proxy card without indicating how you wish to have your shares voted, the shares represented by the proxy will be voted in favor of the adoption of the merger agreement and an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of Proposal No. 1. If you fail to submit your proxy by telephone or over the Internet or return your proxy card, or if your shares are held in “street name” and you do not instruct your broker how to vote your shares, the effect will be as though you cast a vote “Against” the adoption of the merger agreement. If you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person prior to the close of voting at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy issued in your name from that recordholder.

i

ii

WHERE YOU CAN FIND MORE INFORMATION	102

LIST OF ANNEXES
Annex A	Agreement and Plan of Merger, dated as of September 12, 2005, by and among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc.
Annex B	Opinion of Goldman, Sachs & Co.
Annex C	Text of Section 262 of the Delaware General Corporation Law.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Why am I receiving these materials?

We sent you this proxy statement/prospectus and the enclosed proxy card because the board of directors of Siebel Systems, Inc. (“Siebel Systems”) is soliciting your proxy to vote at a special meeting of stockholders. You may submit a proxy by telephone or over the Internet as further described in these materials or you may complete, date, sign and return the enclosed proxy card. We strongly encourage stockholders to submit a proxy by telephone or over the Internet. You are also invited to attend the special meeting in person, although you do not need to attend the special meeting to have your shares voted at the special meeting. We intend to mail this proxy statement/prospectus and accompanying proxy card on or about             , 2005 to all stockholders of record entitled to vote at the special meeting.

When is the special meeting?

The special meeting will take place on [                ] at [    ]:00 a.m., Pacific Time at [        ].

Why is my vote important?

If you do not submit your proxy by telephone or over the Internet, return your proxy card or vote in person at the special meeting, it will be more difficult for Siebel Systems to obtain the necessary quorum to hold the special meeting. In addition, the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of the Siebel Systems common stock. As a result, your failure to vote will have the same effect as a vote “Against” the adoption of the merger agreement.

What am I voting on?

There are two matters scheduled for a vote:

•	Adoption of the merger agreement, as described in “The Proposed Transaction”.

•	Approval of a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

In addition, you are entitled to vote on any other matters that are properly brought before the special meeting.

What are the recommendations of the Siebel Systems Board of Directors?

The Siebel Systems Board of Directors:

•	Recommends a vote “For” the adoption of the merger agreement.

•	Recommends a vote “For” the approval of a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement.

Will you be webcasting the special meeting?

Yes. To access the webcast of the special meeting, go to the Investor Relations page on our website, www.siebel.com/investor, and follow the directions provided. Please note that information on, or that can be accessed through, our website, other than the proxy statement/prospectus and form of proxy, is not part of the proxy soliciting materials, is not deemed “filed” with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Will I be able to listen to a replay of the special meeting?

Yes, we will retain and post an audio-only replay of the webcast on the Investor Relations page on its website at www.siebel.com/investor for one week following the special meeting.

What do I need to do now?

After you carefully read this document, submit your proxy by telephone or over the Internet or mail your signed proxy card in the enclosed return envelope, as soon as possible, but in any event no later than 11:59 p.m. Eastern Time on             , 2005, so that your shares may be represented at the special meeting. In order to assure that your shares are voted, please submit your proxy as instructed on your proxy card even if you currently plan to attend the special meeting in person.

You have the right to elect to receive shares of stock in a new Oracle holding corporation, which is referred to in this proxy statement/prospectus as “New Oracle”. To make an election to receive shares of New Oracle common stock, you must follow the directions set forth in the election form included with this proxy statement/prospectus. The deadline to make a stock election is [                    ], 2006. If any conditions to complete the mergers have not been satisfied at the time of the election deadline and we are not reasonably certain that the mergers will be consummated within twenty business days following the election deadline, we will delay the election deadline by issuing a press release and filing that press release on Form 8-K with the SEC. In addition, Siebel Systems stockholders may call toll-free (888) 666-2580 at any time to confirm the date of the election deadline.

Who can vote at the special meeting?

Only Siebel Systems stockholders of record at the close of business on             , 2005 will be entitled to vote at the special meeting. On the record date, there were              shares of Siebel Systems common stock outstanding and entitled to vote.

How many votes do I have?

Each holder of Siebel Systems common stock will be entitled to one vote for each share held on all matters to be voted upon at the special meeting. The holders of record of Siebel Systems common stock will vote on all matters to be voted upon at the special meeting.

What is the quorum requirement?

A quorum of at least a majority of the outstanding shares of common stock of Siebel Systems represented by proxy or in person at the special meeting is necessary to hold a valid special meeting. On the record date, there were an aggregate of [            ] shares of Siebel Systems common stock outstanding. Thus, [            ] shares of Siebel Systems common stock must be represented by proxy or present in person at the special meeting to have a quorum. The inspector of elections will determine whether or not a quorum is present.

Your shares will be counted towards the quorum only if you are present in person at the special meeting or submit a valid proxy in accordance with the procedures set forth in “How do I vote?” below. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, a majority of the shares present in person or by proxy at the special meeting may vote to adjourn the special meeting to another date.

How many votes are needed to approve the transaction?

•	Proposal No. 1 (adoption of the merger agreement) requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock.

•	Proposal No. 2 (approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies) requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock represented at the special meeting and entitled to vote thereon.

Unless otherwise indicated, the discussions relating to the procedures for voting stock are applicable to holders of Siebel Systems common stock, present in person (or by remote communication) or represented by proxy and entitled to vote at the special meeting.

How many shares are beneficially owned by Siebel Systems directors and executive officers as of the record date?

Siebel Systems directors and executive officers beneficially owned [                    ] shares of Siebel Systems common stock on the record date, including exercisable options. These shares represent in total approximately [        ]% of the total voting power of Siebel Systems’ voting securities.

What effect do abstentions and broker non-votes have on the outcome of the proposals?

Abstentions are treated as shares present and entitled to vote and since an affirmative “For” vote is required to approve each of the proposals, an abstention has the same effect as a vote “Against” each of the proposals.

A “broker non-vote” occurs when a broker or bank cannot vote for a proposal because the broker or bank did not receive instructions from the beneficial owner on how to vote and does not have discretionary authority to vote on the beneficial owner’s behalf in the absence of instructions. Broker non-votes are counted as present for the purpose of determining the existence of a quorum, and also have the same effect as a vote “Against” the proposal to adopt the merger agreement. Broker non-votes will have no effect on the proposal to adjourn the meeting to permit further solicitation of proxies.

Who is paying for this proxy solicitation?

Oracle and Siebel Systems will pay for the entire cost of soliciting proxies. In addition to the Siebel Systems proxy materials, Siebel Systems’ directors, officers, other employees and any other solicitors that Siebel Systems may retain may also solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will provide copies of our solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of our common stock for distribution to such beneficial owners. Siebel Systems has retained Georgeson Shareholder Communications, Inc. to aid in Siebel Systems’ proxy solicitation process. Siebel Systems estimates that its proxy solicitor fees will be approximately $15,000. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

How do I vote?

You may vote “For,” “Against” or abstain from voting for either proposal. Votes will be counted by the inspector of elections appointed for the special meeting. The procedures for voting are as follows:

Submitting a Proxy Prior to the Special Meeting.

Whether or not you plan to attend the special meeting, we urge you to submit a proxy prior to the special meeting to ensure that your shares are voted. The deadline for submitting a proxy prior to the special meeting is 11:59 p.m. Eastern Time on [            , 2005]. We strongly encourage you to submit a proxy by telephone or over the Internet prior to the special meeting, as further described below. Submitting a proxy by telephone or over the Internet will assist in ensuring that your vote is timely recorded and in reducing the costs related to the return of paper proxies.

•	If you have elected to receive your special meeting materials over the Internet, please submit a proxy over the Internet by following the instructions indicated in the email communication that you receive.

•	If you have not yet elected to receive your special meeting materials over the Internet, you may submit a proxy by telephone or over the Internet by following the instructions included on your proxy card. We strongly encourage you to submit a proxy by telephone or over the Internet. Alternatively, you may submit a proxy by promptly returning your completed, signed and dated proxy card in the envelope provided (which is postage pre-paid if mailed in the United States).

•	Please submit a proxy to vote in only one of the above ways. If you submit a proxy to vote in more than one way, the proxy received later in time will revoke your earlier proxy and be the only proxy by which your shares are voted.

Voting During the Special Meeting

•	If you hold shares directly in your name, you may vote during the special meeting in person prior to the close of voting.

•	If your shares are held in “street name” through a bank, broker or other nominee, in order to vote during the special meeting you must request and obtain a new, valid proxy card from such nominee prior to the meeting (please contact them for further information). Once you have obtained and properly completed this new proxy card, you may vote in person prior to the close of voting.

What if I return a proxy card but do not make specific choices?

If we receive a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted “For” the adoption of the merger agreement and “For” the approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement. If any other matter is properly presented at the special meeting, your proxy (i.e., one of the individuals named on your proxy card) will vote your shares using his best judgment.

Can I revoke my proxy after I have mailed my proxy card or submitted my proxy by telephone or Internet?

Yes. You can revoke your proxy at any time before the close of voting at the special meeting. You may revoke your proxy in any of the following ways:

•	Prior to the special meeting, you may:

•	submit another properly completed proxy card with a later date by following the return instructions on the proxy card;

•	submit another proxy by telephone or over the Internet after you have already provided an earlier proxy (please refer to “How do I vote?” above for instructions on how to do so); or

•	send a written notice that you are revoking your proxy to our Corporate Secretary at our principal offices at 2207 Bridgepointe Parkway, San Mateo, California 94404.

•	During the special meeting, you may vote in person prior to the close of voting. Simply attending the special meeting will not, by itself, revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions from such nominee to change those instructions.

What does it mean if I receive more than one proxy card or more than one email instructing me to vote?

If you receive more than one proxy card or more than one email instructing you to vote, your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each proxy card, and respond to each email, to ensure that all of your shares are voted.

What does it mean if multiple members of my household are stockholders but we only received one set of proxy materials?

If you hold shares in “street name,” in accordance with a notice sent to certain brokers, banks or other nominees, we are sending only one proxy statement/prospectus to an address unless we received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs. If you hold shares in your name rather than in street name and you would like to receive only one proxy statement/prospectus for your household, please contact Mellon Investor Services LLC, our transfer agent, at (800) 522-6645, or by email at shrrelations@mellon.com.

However, if any stockholder residing in your household wishes to receive a separate proxy statement/prospectus for future special meetings, they may call our Investor Relations department at (650) 477-5000 or write to Investor Relations at investor.relations@siebel.com or 2207 Bridgepointe Parkway, San Mateo, California 94404. Please see the “The Special Meeting—Siebel Systems Householding Information” section at the end of this proxy statement/prospectus.

Am I entitled to exercise any appraisal rights in connection with the transaction?

Under Delaware law, Siebel Systems stockholders are entitled to exercise appraisal rights in connection with the transaction provided they follow all of the legal requirements. You should review the section of this document entitled “Appraisal Rights” for further information.

When do you expect the transaction to be completed?

Oracle and Siebel Systems are working to complete the transaction in early 2006. However, it is possible that the transaction will not be completed during that timeframe.

How can I find out the results of the vote?

Preliminary and final voting results will be publicly announced as promptly as practicable. Preliminary voting results may be announced at the special meeting.

Should I send in my stock certificates now?

No. After the transaction is completed, New Oracle will send Siebel Systems stockholders written instructions for exchanging their stock certificates. Please follow the instructions when you receive them.

WHO CAN HELP ANSWER YOUR QUESTIONS

If you have questions about the special meeting or would like additional copies of this document, you should contact:

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, California 94404

Attention: Investor Relations

Phone Number: (650) 477-5000

E-mail: investor.relations@siebel.com

If you have questions about your shares or the proxy card, you should contact:

Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, New Jersey 07310-1900

Phone Number: (800) 356-2017

If you have questions about the Siebel Systems merger, the Election Deadline or the current Conversion Ratio (each as defined herein), you should contact:

Georgeson Shareholder Communications, Inc

17 State Street - 10th Floor

New York, New York 10004

Phone Number: (888) 666-2580

SUMMARY

This summary contains selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the transaction fully and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire document, including the Annexes, and the documents to which we refer you. Please see “Where You Can Find More Information.”

The Companies

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Oracle is the world’s largest enterprise software company. Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations. Oracle’s goal is to offer customers scalable, reliable, secure and integrated database, middleware and applications software that provides transactional efficiencies, adapts to an organization’s unique needs, and allows better ways to access and manage information at a low total cost of ownership.

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, California 94404

Telephone: (650) 477-5000

Siebel Systems is a leading provider of customer facing solutions that deliver demonstrable business results and long-term competitive advantage. Siebel Systems’ multichannel offerings allow organizations to intelligently manage and coordinate all customer interactions across the Internet, contact center, field sales/service force, branch/retail network and indirect and partner distribution channels. Siebel Systems’ solutions draw upon Siebel Systems’ industry-leading capabilities in customer relationship management, business intelligence and customer data integration and can be deployed as licensed software or as a hosted service. Siebel Systems’ solutions are tailored to the particular needs of 23 industries and incorporate industry-specific business processes, best practices and business insight. They are the product of more than $2 billion in R&D investments and reflect over 11 years of experience with more than 4,000 organizations. Together with its extensive global network of alliance partners, Siebel Systems provides the people, process and technology expertise critical in driving business value from the deployment of customer-facing solutions.

Ozark Holding Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Ozark Holding Inc. or “New Oracle” is a direct wholly owned subsidiary of Oracle formed solely to effect the transaction and has not conducted any business. Pursuant to the merger agreement, Siebel Systems and Oracle will survive as wholly owned subsidiaries of New Oracle and New Oracle will be renamed “Oracle Corporation.”

Ozark Merger Sub Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Ozark Merger Sub Inc. is a direct wholly owned subsidiary of New Oracle formed solely to effect the Oracle merger and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Ozark Merger Sub will merge with and into Oracle with Oracle continuing as the surviving corporation and a wholly owned subsidiary of New Oracle.

Sierra Merger Sub Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Sierra Merger Sub Inc. is a direct wholly owned subsidiary of New Oracle formed solely to effect the Siebel Systems merger and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Sierra Merger Sub will merge with and into Siebel Systems with Siebel Systems continuing as the surviving corporation and a wholly owned subsidiary of New Oracle.

The Proposed Transaction (see page 28)

To complete the acquisition, Oracle has formed Ozark Holding Inc., or New Oracle, and New Oracle has formed Sierra Merger Sub Inc. and Ozark Merger Sub Inc. Upon satisfaction or waiver of the conditions to the transactions specified in the merger agreement, Sierra Merger Sub Inc. will merge with and into Siebel Systems, which we refer to in this proxy statement/prospectus as the “Siebel Systems merger,” and Ozark Merger Sub Inc. will merge with and into Oracle, which we refer to in this proxy statement/prospectus as the “Oracle merger.” Each of Siebel Systems and Oracle will survive its respective merger and become a wholly owned subsidiary of New Oracle, the new public company resulting from the transaction. New Oracle will be renamed “Oracle Corporation” upon completion of the transaction and trade under Oracle’s current ticker symbol, “ORCL.” Current Oracle stockholders will receive shares in New Oracle to replace their current Oracle shares, and any shares issuable to Siebel Systems stockholders in the transaction will be of New Oracle. The officers and directors of New Oracle immediately after the closing of the transaction will be the same as the officers and directors of Oracle immediately prior to the closing of the transaction. As a result of the structure of the transaction, the vote of the Oracle stockholders will not be required under applicable law to adopt the merger agreement.

As part of the business negotiations regarding the material terms of the transaction, Oracle and Siebel Systems agreed that New Oracle would only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems’ common stock. Because it was agreed that the amount of cash in the transaction would equal or exceed approximately 70% of the total consideration, the transaction could not be structured on a tax-free basis as a more conventional reorganization (such as a “reverse triangular merger” or a “forward triangular merger”). Using a new holding company to implement the acquisition allows Siebel Systems stockholders who receive New Oracle common stock in the transaction only to recognize gain for U.S. federal income tax purposes to the extent of any cash received, despite the amount of cash consideration paid to all Siebel Systems stockholders. Please see “Material U.S. Federal Income Tax Consequences” below for a discussion of the material U.S. federal income tax consequences of the transaction.

What Siebel Systems Stockholders Will Receive (see page 78)

Upon completion of the Siebel Systems merger, each Siebel Systems stockholder will be entitled to receive $10.66 per share in cash or a number of shares of New Oracle common stock for each share of Siebel Systems common stock held by such stockholder as follows. If such Siebel Systems stockholder has made a stock election with respect to all of such stockholder’s Siebel Systems shares, subject to the exceptions described in the next three paragraphs, such stockholder will be entitled to receive for each share of Siebel Systems common stock a number of shares of New Oracle common stock equal to $10.66 divided by (i) the average closing price of Oracle Common Stock on the Nasdaq Stock Market over the ten trading days immediately preceding (but not including) the date on which the Siebel Systems merger becomes effective (the “Average Oracle Stock Price”) or (ii) $10.72, whichever is greater (the “Conversion Ratio”). The Conversion Ratio represents the actual number of shares of New Oracle common stock to be exchanged for one share of Siebel Systems common stock.

Oracle and Siebel Systems have agreed that New Oracle will only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems’ common stock. If holders of more than 30% of Siebel Systems’ common stock elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, each of such Siebel Systems stockholders electing stock will receive a prorated portion of the Siebel Systems merger consideration to which it is entitled in New Oracle common stock and the remaining portion will be paid in cash at a price of $10.66 per share. There is no cap on the portion of the Siebel Systems merger consideration that can be paid in cash.

Oracle and Siebel Systems have further agreed that if holders of less than six percent of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, the transaction described above will be restructured as a “reverse triangular merger,” in which a wholly owned subsidiary of Oracle would merge with and into Siebel Systems, with Siebel Systems surviving the merger and each Siebel Systems stockholder receiving cash consideration of $10.66 per share of Siebel Systems’ common stock.

No fractional shares of New Oracle common stock will be issued in the Siebel Systems merger. If any Siebel Systems stockholder is otherwise entitled to a fractional share, such holder will receive, in lieu thereof, an amount in cash, without interest, determined by multiplying such fractional share by the closing price of Oracle common stock on the trading day immediately preceding the closing date of the transaction. For example, if the Siebel Systems merger became effective on December 9, 2005, then a Siebel Systems stockholder who has made a stock election with respect to 100 shares of Siebel Systems common stock would be entitled to receive 84 shares of New Oracle common stock and $6.84 in cash. The number of shares is determined by dividing $10.66 by the Average Oracle Stock Price of $12.608, which is the average closing price of Oracle Common Stock on the Nasdaq Stock Market over the ten trading days immediately preceding but not including December 9, 2005 and multiplying the result by 100 shares. The $6.84 in cash is determined by taking the remaining fractional share greater than 84 shares and multiplying it by $12.44, which is the closing price of Oracle common stock on December 8, 2005, the trading day immediately preceding the closing date of the Siebel Systems merger. In the example above, if the holders of more than 30% of Siebel Systems common stock elected to receive New Oracle common stock, then the number of shares of New Oracle common stock received by the stockholder described would be 84 shares multiplied by a fraction equal to 30% divided by the percentage of Siebel Systems common stock electing to exchange to New Oracle common stock. Any remaining merger consideration would be added in cash to the $6.84 already to be received by the stockholder. In the example above, if the holders of less than six percent of Siebel Systems common stock elected to receive New Oracle common stock, then the stockholder described would receive no shares of New Oracle Common Stock and $1,066.00 in cash for 100 shares of Siebel Systems common stock.

Siebel Systems stockholders may call toll-free (888) 666-2580 at any time prior to the election deadline to receive the latest exchange ratio information.

Election To Receive Shares of New Oracle Common Stock (see page 81)

An election form, pursuant to which Siebel Systems stockholders of record may elect to receive the merger consideration in shares of New Oracle common stock, is included with this proxy statement/prospectus. The

election record date is [                    ], the same date as the record date for the special meeting. If you are a holder of record of Siebel Systems common stock on such date, you should carefully review and follow the instructions included in the election form.

The merger agreement provides that Oracle must fix a deadline for Siebel Systems stockholders that want to elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock upon completion of the Siebel Systems merger. Such election deadline must occur between two and 20 business days prior to completion of the Siebel Systems merger. To make a stock election, you must properly complete, sign and send the election form to Wells Fargo Bank, N.A., the exchange agent, at the address listed in the election form. Subject to the next sentence, the exchange agent must receive your properly completed election form, by [                    ], 2006, the election deadline. If any conditions to complete the mergers have not been satisfied at the time of the election deadline and we are not reasonably certain that the mergers will be consummated within twenty business days following the election deadline, we will delay the election deadline by issuing a press release and filing that press release on Form 8-K with the SEC. In addition, Siebel Systems stockholders may call toll-free (888) 666-2580 at any time to confirm the date of the election deadline.

Siebel Systems stockholders who hold their shares in “street name” through a bank, broker or other nominee and want to make a stock election should request instructions from the bank, broker or other nominee holding their shares on how to make such an election. “Street name” holders may have to submit their stock election to their bank, broker or other nominee prior to the election deadline and should therefore carefully read any materials they receive from their bank, broker or other nominee.

A Siebel Systems stockholder may make a stock election only with respect to all of such stockholder’s shares of Siebel Systems common stock. A Siebel Systems stockholder that does not make a stock election or attempts to make a stock election with respect to less than all of such stockholder’s shares of Siebel Systems common stock will receive cash consideration for such stockholder’s shares of Siebel Systems common stock.

What Oracle Stockholders Will Receive

Upon completion of the Oracle merger, each Oracle stockholder will be entitled to receive for each of its shares of Oracle common stock one share of New Oracle common stock. Oracle stockholders may not elect to receive cash for their shares.

Recommendation to Siebel Systems’ Stockholders (see page 32)

Siebel Systems’ board of directors believes the transaction is advisable and in the best interests of Siebel Systems’ stockholders and recommends that you vote FOR the proposal to adopt the merger agreement. Siebel Systems’ board of directors also recommends that you vote FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement. When you consider the Siebel Systems’ board of directors’ recommendation, you should be aware that Siebel Systems’ directors may have interests in the transaction that may be different from, or in addition to, your interests. These interests are described in “Interests of Certain Persons in the Siebel Systems Merger.”

Factors Considered by the Siebel Systems Board of Directors (see page 32)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Siebel Systems board of directors considered a number of factors in its deliberations. Those factors are described in “The Proposed Transaction—Factors Considered by the Siebel Systems Board of Directors.”

Opinion of Siebel Systems’ Financial Advisor (see page 35)

Goldman, Sachs & Co. (“Goldman Sachs”) has rendered its opinion to the Siebel Systems board of directors that, as of September 12, 2005 and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth therein, the consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Annex B to this document. The opinion should be read in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Siebel Systems board of directors in connection with its consideration of the Siebel Systems merger. The Goldman Sachs opinion is neither a recommendation as to how any holder of shares of Siebel Systems common stock should vote with respect to the Siebel Systems merger, nor a recommendation as to whether any Siebel Systems stockholder should elect to receive shares of New Oracle common stock in the Siebel Systems merger.

Siebel Systems Stockholder Vote Required (see page 90)

Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock. Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares represented at the special meeting and entitled to vote.

Treatment of Siebel Systems Stock Options, Restricted Stock and Other Equity-Based Awards (see page 82)

At the effective time of the Siebel Systems merger, Siebel Systems stock options, restricted stock and other equity-based awards will be assumed by Oracle and become awards with respect to New Oracle common stock, as set forth in the merger agreement. These assumed awards will have substantially the same terms and conditions as before completion of the Siebel Systems merger, except that the number of shares and exercise price, if any, of each award will be adjusted to reflect the merger consideration.

Ownership of New Oracle After the Siebel Systems Merger

Since the number of shares of New Oracle common stock to be issued in the Siebel Systems merger to Siebel Systems stockholders depends on the percentage of Siebel Systems common stock with respect to which stock elections are made and the Average Oracle Stock Price, and there are certain circumstances described in this proxy statement/prospectus in which the Siebel Systems merger will be restructured as an all-cash transaction, we cannot determine prior to completion of the Siebel Systems merger the number of shares of New Oracle common stock that will be issued to Siebel Systems stockholders pursuant to the Siebel Systems merger. However, assuming (1) that stock elections are made in respect of 30% of Siebel Systems’ outstanding shares; (2) the largest possible Conversion Ratio (i.e., .9944 of a New Oracle share for each Siebel Systems share); and (3) that the number of New Oracle shares and Siebel Systems shares outstanding immediately prior to completion of the Siebel Systems merger equals the number of Oracle shares and Siebel Systems shares outstanding on the record date ([            ] and [            ] shares, respectively), a total of [            ] shares of New Oracle common stock would be issued in the Siebel Systems merger to Siebel Systems stockholders and Siebel Systems stockholders would hold a total of approximately [        ]% of the outstanding shares of New Oracle common stock immediately after the closing of the Siebel Systems merger.

Conditions to the Completion of the Mergers (see page 85)

The completion of the Siebel Systems merger depends upon the satisfaction or waiver of a number of conditions described below in this proxy statement/prospectus, including, among other things:

•	adoption of the merger agreement by the Siebel Systems stockholders;

•	absence of any legal prohibition on completion of the transaction;

•	expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	expiration or termination of any applicable waiting period or merger review period under the antitrust laws of the European Commission, Brazil, Canada, South Africa and South Korea;

•	receipt of opinions of counsel to Oracle (with respect to Oracle common stock) and Siebel Systems (with respect to Siebel Systems common stock) to the effect that the exchanges of Oracle common stock or Siebel Systems common stock for New Oracle common stock will qualify for tax-free treatment for U.S. federal income tax purposes;

•	material accuracy, as of the closing, of the representations and warranties made by the parties and material compliance by the parties with their respective obligations under the merger agreement; and

•	the fact that neither party has suffered any change since the date of the merger agreement that would reasonably be expected to have a Material Adverse Effect, subject to certain exceptions, on that party.

The company entitled to assert the condition to the transaction may waive certain of such conditions. In the event that either Oracle or Siebel Systems waives its tax opinion condition and there are any material adverse changes in the U.S. federal income tax consequences to the Siebel Systems stockholders, we will inform you of this decision and ask you to vote on the transaction taking this into consideration.

Termination of the Merger Agreement (see page 87)

The merger agreement may be terminated at any time prior to the effective time in any of the ways described below in this proxy statement/prospectus, including:

•	by mutual written consent;

•	by either company:

•	if the transaction has not been completed on or before March 31, 2006; provided that if on such date all conditions other than those relating to antitrust or other governmental approvals have been satisfied or waived, this date may be extended by either party to September 30, 2006, and provided further that neither Oracle nor Siebel Systems can terminate the merger agreement pursuant to this provision if its breach of any of its obligations under the merger agreement has resulted in the failure of the transaction to occur on or before that date;

•	if there is a permanent legal prohibition on completing the transaction;

•	if Siebel Systems stockholders do not approve the adoption of the merger agreement at the special meeting or any adjournment thereof; or

•	if (1) there occurs a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the related closing condition not to be satisfied, (2) the party seeking to terminate gives written notice to the other party of such other party’s breach or failure and such breach or failure is not cured in all material respects within 15 days of delivery of such notice and (3) the other party is incapable of correcting the inaccuracy or remedying the failure by March 31, 2006;

•	by Oracle:

•	if, prior to the Siebel Systems special meeting, the Siebel Systems board of directors withdraws its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modifies its recommendation in a manner adverse to Oracle; provided that Oracle will only have the right to terminate the merger agreement pursuant to this provision for a period of 20 business days after the change in recommendation by the Siebel Systems board of directors; or

•	by Siebel Systems:

•

if prior to the special meeting the Siebel Systems board of directors authorizes Siebel Systems to accept, or enter into a written agreement concerning, a transaction with a third party that the Siebel Systems board of directors has determined in accordance with the terms of the merger agreement is a superior proposal (as described in this proxy statement/prospectus) to the transaction contemplated by the merger agreement, except that Siebel Systems cannot terminate the merger agreement for this reason unless (1) Siebel Systems notifies Oracle at least three business days prior to such termination of its intention to terminate the merger agreement, (2) prior to such termination Oracle does not make a binding, unconditional offer that the Siebel Systems board of directors determines is at least as favorable to the Siebel Systems stockholders as the superior proposal Siebel Systems received from the third party and (3) Siebel Systems pays Oracle the termination fee described below; or

•	if at any time after the date of the merger agreement any governmental authority initiates any suit, litigation, arbitration or court or administrative proceeding, obtains any judgment or obtains any injunction with respect to the transaction, and Oracle fails to use its reasonable best efforts to defend against such suit, litigation, arbitration or court or administrative proceeding, appeal such judgment or contest any such injunction.

Termination Fees and Expenses (see page 88)

Siebel Systems has agreed to pay Oracle a termination fee in the amount of $140 million in cash in the following circumstances:

•	the merger agreement is (1) terminated by Oracle or Siebel Systems because the Siebel Systems stockholders fail to adopt the merger agreement, (2) prior to the special meeting, a third party publicly announces and does not withdraw an alternative acquisition proposal for Siebel Systems and (3) within 12 months of the termination of the merger agreement Siebel Systems completes an alternative acquisition proposal or enters into an agreement providing for an alternative acquisition proposal which transaction is ultimately completed;

•	the merger agreement is terminated by Oracle because the Siebel Systems board of directors withdraws its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modifies its recommendation in a manner adverse to Oracle; or

•	the merger agreement is terminated because Siebel Systems accepts or enters into a written agreement for a transaction constituting a superior proposal made by a third party.

Regulatory Matters (see page 55)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the transaction cannot be completed until the companies have made required notifications, given certain information and materials to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period requirements have expired or been terminated. Oracle and Siebel Systems both filed the required Notification and Report forms with the Antitrust Division and the Federal Trade Commission on September 22, 2005. On November 15, 2005, the Antitrust Division of the United States Department of Justice informed the parties that its investigation of the proposed transaction was closed. The applicable waiting period under the HSR Act expired on November 18, 2005.

Oracle and Siebel Systems each conduct substantial business in member states of the European Union and the Siebel Systems merger therefore also requires the review of the European Commission. On November 18, 2005, the parties duly notified the transaction pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings). Approval of the transaction pursuant to the EU Merger Regulation would occur by operation of law if the European Commission takes no further action until December 23, 2005. The European Commission may extend this period to further investigate the transaction, to seek or consider changes to the transaction as a condition to its approval, or to refer specific aspects of the transaction to EU Member States. The European Commission may disapprove the transaction should it make certain required findings about its competitive effect, such that consummation of the transaction would be prohibited.

Oracle and Siebel Systems also have made regulatory filings in Brazil, South Africa and South Korea. On December 7, 2005, the antitrust authority of Brazil, CADE, approved the transaction without any conditions or restrictions. Oracle and Siebel Systems expect to make additional regulatory filings in Canada and South Korea, as required.

Oracle and Siebel Systems are not permitted to complete the Siebel Systems merger unless the regulatory conditions to completion of the Siebel Systems merger described above are satisfied, or in certain cases, waived.

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences” below, it is the opinion of Davis Polk & Wardwell, counsel to Oracle, and Cooley Godward LLP (“Cooley Godward”), counsel to Siebel Systems, that unless the mergers are restructured as an all-cash transaction under the circumstances described in this proxy statement/prospectus, the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) applies. As a result, (1) holders of Siebel Systems common stock who do not make a stock election will generally be taxed on any gain or loss recognized in connection with the receipt of cash in exchange for their Siebel Systems common stock, (2) holders of Siebel Systems common stock who make a stock election generally will not recognize any loss for U.S. federal income tax purposes on the exchange of their Siebel Systems common stock for New Oracle common stock in the Siebel Systems merger, and generally will recognize gain on the exchange only to the extent of any cash received and (3) no gain or loss will be recognized by New Oracle, Oracle, Siebel Systems, Ozark Merger Sub or Sierra Merger Sub as a result of the mergers. Unless the mergers are restructured as an all-cash transaction, it is a condition to the merger agreement that (1) Oracle receive an opinion of Davis Polk & Wardwell to the effect that the Oracle merger will not be a taxable transaction for U.S. federal income tax purposes and (2) Siebel Systems receive an opinion from Cooley Godward to the effect that the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code applies.

The U.S. federal income tax consequences described above may not apply to all holders of Siebel Systems common stock, including certain holders specifically referred to on page 52. Your tax consequences will depend on your own situation. You should consult your tax advisor to fully understand the tax consequences of the mergers to you.

Listing of New Oracle Common Stock

New Oracle common stock to be issued in the Siebel Systems merger will be listed on the Nasdaq Stock Market under the ticker symbol “ORCL.”

Appraisal Rights (see page 56)

Under Delaware law, Siebel Systems stockholders will be entitled to appraisal rights with respect to the Siebel Systems merger. To preserve their appraisal rights, Siebel Systems stockholders who wish to exercise these rights must: (1) deliver a written demand for appraisal to Siebel Systems at or before the time the vote is taken at the special meeting, (2) not vote their shares for the adoption of the merger agreement, (3) continuously hold their shares from the date they make the demand for appraisal through the effective time of the Siebel Systems merger and (4) comply with the other procedures set forth in Section 262 of the Delaware General Corporation Law. Under Delaware law, Oracle stockholders will not have appraisal rights in connection with the Oracle merger.

The text of Section 262 of the Delaware General Corporation Law governing appraisal rights is attached to this document as Annex C. Failure to comply with the procedures described in Annex C will result in the loss of appraisal rights. We urge you to carefully read the text of Section 262 governing appraisal rights and to consult your legal advisor.

Comparison of Oracle/Siebel Systems Stockholder Rights (see page 93)

The rights of Siebel Systems stockholders are currently governed by the Delaware General Corporation Law and Siebel Systems’ certificate of incorporation and bylaws. The rights of Oracle stockholders are currently governed by the Delaware General Corporation Law and Oracle’s certificate of incorporation and bylaws. Upon completion of the transaction, Siebel Systems stockholders that receive New Oracle common stock in the Siebel Systems merger and Oracle stockholders will all be stockholders of New Oracle, and their rights will be governed by the Delaware General Corporation Law and New Oracle’s certificate of incorporation and bylaws, which after completion of the transaction will be the same in all material respects as the Oracle certificate of incorporation and bylaws that are currently in effect.

Interests of Certain Persons in the Siebel Systems Merger (see page 45)

When Siebel Systems stockholders consider the Siebel Systems board of directors’ recommendation that they vote in favor of the adoption of the merger agreement, Siebel Systems stockholders should be aware that Siebel Systems executive officers and directors may have interests in the Siebel Systems merger that may be different from, or in addition to, their interests. In particular, the merger agreement provides the present and former directors and officers of Siebel Systems with indemnification rights and continued coverage under existing directors’ and officers’ liability insurance policies for a period of six years after the merger. In addition, if the employment of an executive officer, other than Mr. Shaheen, is terminated without cause or if the executive officer voluntarily resigns for good reason within 12 months following the consummation of the Siebel Systems merger, then such officer would be entitled to receive cash payments based on the officer’s annual base salary and target bonus, immediate acceleration of unvested stock awards held by the officer and the removal of any applicable holding periods, and continued health, welfare and other benefits. Mr. Shaheen will be entitled to receive such benefits upon the consummation of the Siebel Systems merger. Furthermore, Thomas M. Siebel, the Siebel Systems Chairman of the Board of Directors, has also agreed to provide consulting services to Oracle during the period beginning on the closing of the Siebel Systems merger and ending on April 30, 2008. In addition, on April 12, 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors. Once the merger is complete, Ms. Plotkin would most likely lose standing to continue to pursue the derivative claims asserted in that action. As a result, the claims against the defendants would likely be dismissed.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

How the Financial Statements Were Prepared

The following information is provided to aid you in your analysis of the financial aspects of the transaction. The information of Oracle was derived from the audited financial statements of Oracle for the years ended May 31, 2001 through 2005 and the unaudited financial statements of Oracle for the three months ended August 31, 2004 and 2005. The information of Siebel Systems was derived from the audited financial statements of Siebel Systems for the years ended December 31, 2000 through 2004 and the unaudited financial statements of Siebel Systems for the six months ended June 30, 2004 and 2005. The information is only a summary and you should read it together with Oracle’s and Siebel Systems’ historical financial statements and related notes contained in the annual and quarterly reports and other information that Oracle and Siebel Systems have filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference. Please see “Where You Can Find More Information.”

Pro Forma Data

The unaudited pro forma condensed combined financial information is presented to give you a better picture of what Oracle’s and Siebel Systems’ businesses might have looked like had they been combined on the dates indicated. The unaudited pro forma condensed combined statements of operations give effect to the transaction as if it had occurred on June 1, 2004. The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if it had occurred on August 31, 2005. Oracle and Siebel Systems did not make adjustments to the unaudited pro forma condensed combined financial statements to conform the accounting policies of the combining companies. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that Oracle and Siebel Systems would have had or the future results that Oracle shall experience after the transaction. Please see “Unaudited Pro Forma Condensed Combined Financial Statements.”

In preparing the unaudited pro forma condensed combined financial statements, Oracle and Siebel Systems have assumed that holders of 30% of Siebel Systems common stock will elect to receive New Oracle common stock and have assumed that the Conversion Ratio will be 0.79, which was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). Depending on the actual number of Siebel Systems shares outstanding as of the acquisition date, the percentage of Siebel Systems stockholders that do not elect to receive New Oracle common stock and the actual Conversion Ratio, the cash paid, short-term borrowings required and New Oracle common stock issued may differ significantly from the information in the unaudited pro forma condensed combined financial statements.

Merger-Related Expenses

Oracle and Siebel Systems will also incur transaction fees and other costs related to the Siebel Systems merger, anticipated to be approximately $75 million. Acquisition related transaction costs of $75 million includes Oracle’s estimates for investment banking fees of $41 million, legal and accounting fees of $29 million and other external costs directly related to the mergers of $5 million. Please see Note 2 of Notes to Oracle Corporation Unaudited Pro Forma Condensed Combined Financial Statements.

Integration-Related Expenses

Oracle may incur charges for severance and other integration-related expenses, including the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions of both pre-merger Oracle and Siebel Systems operations, however, Oracle has not yet completed its initial assessment of the number of employees, facilities and other restructuring costs that may be incurred. Therefore, no restructuring charges are reflected in the unaudited pro forma condensed combined financial statements.

Selected Historical Financial Data of Oracle

The following selected historical financial data for, and as of the end of, each of the five years in the period ended May 31, 2005 have been derived from Oracle’s audited consolidated financial statements. The data as of August 31, 2005 and 2004 and for the three months then ended are derived from Oracle’s unaudited consolidated financial statements that include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Oracle for the periods and dates presented.

You should read this data together with the audited and unaudited consolidated financial statements of Oracle, including the notes thereto, incorporated herein by reference. For documents incorporated by reference please see the heading “Where You Can Find More Information.” Operating results for the three-month period ended August 31, 2005 do not necessarily indicate the results that can be expected for the year ending May 31, 2006.

	As of and for the Three Months Ended August 31,		As of and for the Year Ended May 31,
(In millions, except per share amounts)	2005	2004	2005		2004	2003	2002	2001

Results of Operations:
Total revenues	$2,768	$2,215	$11,799		$10,156	$9,475	$9,673	$10,961
Operating income	712	715	4,022		3,864	3,440	3,571	3,777
Net income	519	509	2,886		2,681	2,307	2,224	2,561
Basic earnings per share	0.10	0.10	0.56		0.51	0.44	0.40	0.46
Diluted earnings per share	0.10	0.10	0.55		0.50	0.43	0.39	0.44
Basic weighted average common shares outstanding	5,148	5,154	5,136		5,215	5,302	5,518	5,597
Diluted weighted average common shares outstanding	5,244	5,241	5,231		5,326	5,418	5,689	5,865

Balance Sheet Data (end of period):
Cash, cash equivalents and marketable securities	$4,632	$9,445	$4,771		$8,587	$6,519	$5,841	$5,887
Working capital	642	7,030	385	(1)	7,064	5,069	4,768	5,046
Total assets	19,596	12,688	20,687	(2)	12,763	10,967	10,800	11,030
Short-term borrowings and current portion of long-term debt	1,522	9	2,693	(3)	9	153	0	3
Long-term debt, net of current portion	157	163	159		163	175	298	301
Stockholders’ equity	11,331	8,016	10,837		7,995	6,320	6,117	6,277

(1)	Total working capital decreased as of May 31, 2005 primarily due to cash paid to acquire PeopleSoft, Inc. (“PeopleSoft”) and an increase in short-term borrowings.

(2)	Total assets increased as of May 31, 2005 due to goodwill of $6,962 and intangible assets of $3,334 arising from business combinations.

(3)	Short-term borrowings increased due to amounts borrowed under Oracle’s commercial paper program and a loan facility borrowed by Oracle Technology Company, a wholly owned subsidiary of Oracle.

Selected Historical Financial Data of Siebel Systems

The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 2004 have been derived from Siebel Systems’ audited consolidated financial statements.

The data as of June 30, 2005 and 2004 and for the six months then ended are derived from Siebel Systems’ unaudited consolidated financial statements that include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Siebel Systems for the periods and dates presented.

You should read this data together with the audited and unaudited consolidated financial statements of Siebel Systems, including their notes, incorporated herein by reference. For documents incorporated by reference please see the heading “Where You Can Find More Information.” Operating results for the six-month period ended June 30, 2005 do not necessarily indicate the results that can be expected for the year ending December 31, 2005.

(in millions, except per share amounts)	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Results of Operations:
Total revenues	$613	$630	$1,340	$1,354	$1,635	$2,085	$1,820
Operating income (loss)	(93)	39	129	(37)	(99)	353	320
Net income (loss)	(54)	39	111	(5)	(39)	252	221
Basic earnings (loss) per share	(0.10)	0.08	0.22	(0.01)	(0.08)	0.55	0.29
Diluted earnings (loss) per share	(0.10)	0.07	0.20	(0.01)	(0.08)	0.48	0.23
Basic weighted average common shares outstanding	516	503	505	492	476	457	423
Diluted weighted average common shares outstanding	516	544	541	492	476	523	522

Balance Sheet Data (end of period):
Cash and short-term investments	$2,242	$2,121	$2,246	$2,023	$2,162	$1,657	$1,153
Working capital	1,826	1,689	1,867	1,659	1,856	1,530	1,202
Total assets	3,043	2,923	3,087	2,851	3,037	2,748	2,163
Long-term debt	0	0	0	0	300	300	300
Total stockholders’ equity	2,229	2,110	2,247	2,041	1,950	1,832	1,278

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data was prepared using the purchase method of accounting and was based on the historical financial statements of Oracle, PeopleSoft and Siebel Systems. Oracle and Siebel Systems have different fiscal year ends. Accordingly, the unaudited pro forma condensed combined statement of operations data for the year ended May 31, 2005 combines Oracle’s historical consolidated statement of operations data for the year then ended with Siebel Systems’ historical consolidated statement of operations data for the twelve months ended March 31, 2005. The unaudited pro forma condensed combined statement of operations data for the three months ended August 31, 2005 combines Oracle’s historical consolidated statement of operations data for the three months then ended with Siebel Systems’ historical consolidated statement of operations data for the three months ended June 30, 2005. The unaudited pro forma condensed combined statement of operations data gives effect to the transaction as if it had occurred on June 1, 2004. The unaudited pro forma condensed combined balance sheet data combines Oracle’s historical consolidated balance sheet data as of August 31, 2005 with Siebel Systems’ historical consolidated balance sheet data as of June 30, 2005, giving effect to the transaction as if it had occurred on August 31, 2005.

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary. The data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Oracle that would have been reported had the proposed merger been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Oracle. Please also read the section in this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” for more information on the statements made in this section.

This selected unaudited pro forma condensed combined financial data should be read in conjunction with the selected historical financial data, the unaudited pro forma condensed combined financial statements and accompanying notes contained elsewhere in this proxy statement/prospectus, Siebel Systems’ historical financial statements and accompanying notes incorporated by reference in this proxy statement/prospectus and Oracle’s historical consolidated financial statements and accompanying notes incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Pro Forma Condensed Combined Statement of Operations Data:
(in millions, except per share data)	For the Three Months Ended Aug 31, 2005	For the Year Ended May 31, 2005
Total revenues	$3,081	$14,914
Operating income	573	3,565
Net income	385	2,452
Basic earnings per share	0.07	0.47
Diluted earnings per share	0.07	0.45
Basic weighted average common shares outstanding	5,272	5,260
Diluted weighted average common shares outstanding	5,387	5,390

Pro Forma Condensed Combined Balance Sheet Data:
(in millions)		As of Aug 31, 2005
Cash, cash equivalents and marketable securities		$7,983
Working capital		(1,338)
Total assets		28,048
Short-term borrowings and current portion of long-term debt		6,522
Long-term debt, net of current portion		157
Stockholders’ equity		13,349

Comparative Per Share Data

The unaudited pro forma per share data for Oracle has been based upon the historical average number of outstanding shares of Oracle common stock adjusted to include the number of shares of Oracle common stock that would be issued in the Siebel Systems merger under the assumed Conversion Ratio of 0.79 and the assumption that holders of 30% or greater of the outstanding Siebel Systems common stock have elected to receive the merger consideration in New Oracle common stock. The assumed Conversion Ration of .79 was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). If Siebel Systems stockholders holding more than 30% of Siebel Systems common stock elect to receive New Oracle common stock, the equity consideration will be prorated. The unaudited pro forma equivalent per share data for Siebel Systems has been based on the unaudited pro forma amounts per share for Oracle, multiplied by the assumed Conversion Ratio of 0.79.

You should read the information set forth below with the historical consolidated financial data of Oracle and Siebel Systems contained in the annual reports and other information that have been filed with the SEC. For documents incorporated by reference, please see “Where You Can Find More Information.” You should also read this information with the unaudited pro forma condensed combined financial information set forth on page 63 to page 77. You should not rely on the pro forma combined financial information as indicating either the historical results that Oracle and Siebel would have had or the future results that Oracle will experience after the merger.

The following table sets forth selected historical and unaudited pro forma per share data for Oracle and historical and equivalent unaudited pro forma per share data for Siebel Systems. The unaudited pro forma financial data assumes that the Siebel Systems merger was completed on June 1, 2004.

	Historical		Pro Forma
(in millions, except per share data)	For the Year Ended May 31, 2005 Oracle	For the Twelve Months Ended Mar 31, 2005 Siebel Systems	For the Year Ended May 31, 2005 Oracle, PeopleSoft and Siebel Systems Combined	For the Year Ended May 31, 2005 Siebel Systems Equivalent
Earnings per share
Basic	$0.56	$0.15	$0.47	$0.37
Diluted	$0.55	$0.14	$0.45	$0.36
Weighted average shares outstanding
Basic	5,136	508	5,260
Diluted	5,231	532	5,390

	Historical		Pro Forma
(in millions, except per share data)	As of and for the Three Months Ended Aug 31, 2005 Oracle	As of and for the Three Months Ended Jun 30, 2005 Siebel Systems	As of and for the Three Months Ended Aug 31, 2005 Oracle and Siebel Systems Combined	As of and for the Three Months Ended Aug 31, 2005 Siebel Systems Equivalent
Earnings per share
Basic	$0.10	$(0.10)	$0.07	$0.06
Diluted	$0.10	$(0.10)	$0.07	$0.06
Weighted average shares outstanding
Basic	5,148	519	5,272
Diluted	5,244	519	5,387
Book value per share	$2.20	$4.28	$2.53	$2.00
Shares used to compute book value per share	5,149	521	5,273

The maximum conversion ratio is 0.9944, which is 26% higher than the conversion ratio of 0.79 used in the table above and in unaudited pro forma condensed combined financial statements. The table below discloses the effect on pro forma basic and diluted earnings per share from the respective amounts presented in the unaudited pro forma condensed combined financial statements if the maximum conversion ratio was required and if a correspondingly divergent minimum ratio was required.

	Effect on Oracle Pro Forma Earnings Per Share		Effect on Siebel Systems Equivalent Pro Forma Earnings Per Share
	Basic	Diluted	Basic	Diluted
For the Year Ended May 31, 2005:
26% increase in conversion ratio	$(0.01)	$0.00	$0.09	$0.09
26% decrease in conversion ratio	$0.00	$0.01	$(0.10)	$(0.09)
For the Three Months Ended August 31, 2005:
26% increase in conversion ratio	$0.00	$0.00	$0.01	$0.01
26% decrease in conversion ratio	$0.00	$0.00	$(0.02)	$(0.02)

Additionally, Oracle pro forma book value per share would decrease by $0.01 if the conversion ratio increased 26% and would increase by $0.02 if the conversion ratio decreased by 26% at August 31, 2005. Siebel Systems equivalent pro forma book value per share would increase by $0.50 if the conversion ratio increased 26% and would decrease by $0.51 if the conversion ratio decreased by 26% at August 31, 2005.

Comparative Market Price Information

The following table sets forth the closing sales prices per share of Oracle common stock and Siebel Systems common stock on the Nasdaq Stock Market on September 9, 2005, the last trading day prior to the public announcement of the proposed transaction, and on December 12, 2005, the most recent date for which prices were practically available prior to printing this document. The table also sets forth the value of the Oracle common stock that a Siebel Systems stockholder would have received for one Siebel Systems common share, assuming that the transaction had taken place on those dates. These numbers have been calculated by multiplying 0.79, the assumed Conversion Ratio of Oracle common stock for each Siebel Systems common share, by the closing sales price per Oracle common share on those dates. The actual value of the Oracle common stock a stockholder will receive on the date of the transaction may be higher or lower than the prices set forth below.

	Closing Sales Price of Oracle Common Stock	Closing Sales Price of Siebel Systems Common Stock	Value of Oracle Common Stock Received
September 9, 2005	$13.28	$9.13	$10.49
December 12, 2005	12.84	10.50	10.14

Please see “Comparative Per Share Market Price and Dividend Information” for additional market price information.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, including the matters addressed in the “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to cast your vote. Other than risks that could apply to any issuer or any offering, all material risks relating to the transaction are discussed below. In addition, you should read and consider the risks associated with the businesses of Oracle and Siebel Systems. Risks relating to Oracle can be found in Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Our Future Results or the Market Price of Our Stock in Oracle’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2005, which has been filed with the SEC and incorporated by reference in this proxy statement/prospectus. Risks relating to Siebel Systems can be found in Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors in Siebel Systems’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which has been incorporated by reference in this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information.” Additional risks and uncertainties not presently known to Oracle or Siebel Systems or that are not currently believed to be important also may adversely affect the transaction and New Oracle following the Siebel Systems merger.

If you elect to receive shares of New Oracle common stock, you cannot be certain of the form of merger consideration that you will receive.

Under the terms of the merger agreement, in certain circumstances, a Siebel Systems stockholder may receive all or a portion of the merger consideration in cash even if such stockholder made an election to receive shares of New Oracle common stock. If holders of more than 30% of the shares of Siebel Systems common stock outstanding immediately prior to completion of the Siebel Systems merger make stock elections, each electing Siebel Systems stockholder will receive only a prorated portion of the merger consideration to which it is entitled in New Oracle common stock. The remaining portion will be paid in cash at a price of $10.66 per share. In addition, if holders of less than six percent of the shares of Siebel Systems common stock outstanding immediately prior to the completion of the mergers make stock elections, the mergers will be changed into an all-cash transaction in which all Siebel Systems stockholders will receive $10.66 per share in cash notwithstanding any previously made stock elections. Accordingly, if you make a stock election, you may receive all or a portion of the merger consideration in cash, which could result in tax consequences that differ from those that would have resulted had you received stock, including the recognition of taxable gain to the extent cash is received.

Siebel Systems stockholders who elect to receive New Oracle common stock cannot be sure of the number or value of the shares of New Oracle common stock they will receive upon completion of the Siebel Systems merger, and the value of such shares could be less than the value of the cash they would have received if they had not made a stock election.

Siebel Systems stockholders who make stock elections will not know at the time of such election the number or value of the shares of New Oracle common stock they will receive upon completion of the Siebel Systems merger. That value could be less than the value of the cash they would have received if they had not made a stock election. Under the terms of the merger agreement, (1) Oracle must select a deadline for making stock elections that occurs between two and 20 business days prior to the completion of the Siebel Systems merger, and (2) the averaging period for determining the number of shares of New Oracle common stock that will be issued in exchange for Siebel Systems shares will be the 10 trading days prior to completion of the Siebel Systems merger. Accordingly, the deadline for making stock elections may occur prior to the commencement of, and will occur prior to the completion of, the averaging period for determining the number of shares of New Oracle common stock. Siebel Systems stockholders therefore will not know the Conversion Ratio for such stockholder’s shares of Siebel Systems common stock at the time they must make their stock election. In addition, since the Average Oracle Stock Price will be used to calculate the Conversion Ratio, the aggregate value of the shares of New Oracle common stock received by an electing stockholder may, on the actual date of receipt by such electing stockholder, have a greater or lesser value than the deal price of $10.66. Furthermore, since the Conversion Ratio will be fixed at .9944 if the Average Oracle Stock Price is less than $10.72, an electing stockholder may receive per share consideration of less than $10.66 for each of such stockholder’s shares of Siebel Systems common stock.

If we do not integrate our products, we may lose customers and fail to achieve our financial objectives.

Achieving the benefits of the mergers will depend in part on the integration of Oracle’s and Siebel Systems’ products in a timely and efficient manner. In order for us to provide enhanced and more valuable products to our customers after the mergers, we will need to integrate our product lines and development organizations. This may be difficult, unpredictable, and subject to delay because our products are highly complex, have been developed independently and were designed without regard to such integration. If we cannot successfully integrate our products and continue to provide customers with products and new product features in the future on a timely basis, we may lose customers and our business and results of operations may be harmed.

Integrating our companies may divert management’s attention away from our operations.

Successful integration of Oracle’s and Siebel Systems’ operations, products and personnel may place a significant burden on our management and our internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business.

We expect to incur significant costs integrating Siebel Systems’ operations, products and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	integration of information systems;

•	combining research and development teams and processes; and

•	reorganization or closures of facilities.

In addition, we expect to incur significant costs in connection with the consummation of the mergers. We do not know whether we will be successful in these integration efforts or in consummating the mergers.

The combined company may not realize the anticipated benefits from the Siebel Systems merger.

The Siebel Systems merger involves the integration of two companies that have previously operated independently. Oracle expects the combined company to result in financial and operational benefits, including increased revenues, cost savings and other financial and operating benefits from the Siebel Systems merger. There can be no assurance regarding when or the extent to which the combined company will be able to realize increased revenues, cost savings or benefits. This integration may also be difficult, unpredictable, and subject to delay because of possible cultural conflicts and different opinions on technical decisions and product roadmaps. The companies must integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. In some instances, Oracle and Siebel Systems serve the same customers, and some of these customers may decide that it is desirable to have additional or different suppliers. Difficulties associated with integrating Oracle and Siebel Systems could have a material adverse effect on the combined company and the market price of New Oracle common stock.

Officers and directors of Siebel Systems have certain interests in the Siebel Systems merger that are different from, or in addition to, interests of Siebel Systems stockholders. These interests may be perceived to have affected their decision to support or approve the Siebel Systems merger.

Siebel Systems officers and directors have certain interests in the Siebel Systems merger that are different from, or in addition to, interests of Siebel Systems stockholders. These interests include indemnification rights and continued coverage under existing directors’ and officers’ liability insurance policies, cash payments and accelerated vesting of stock awards to executive officers upon certain terminations and resignations following the consummation of the Siebel Systems merger (or in the case of Mr. Shaheen, upon the consummation of the Siebel Systems merger), and continued health, welfare and other benefits. Thomas M. Siebel, the Siebel Systems Chairman of the Board of Directors, has also agreed to provide consulting services to Oracle during the period beginning on the closing of the Siebel Systems merger and ending on April 30, 2008. In addition, on April 12, 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors. Once the merger is complete, Ms. Plotkin would most likely lose standing to continue to pursue the derivative claims asserted in that action. As a result, the claims against the defendants would likely be dismissed. As a result of these interests, these directors and officers have interests different from or in addition to the interests of stockholders. These interests may be perceived to have affected their decision to support or approve the Siebel Systems merger. Siebel Systems stockholders should be aware of these interests when considering the Siebel Systems board of directors’ recommendation to adopt the merger agreement. Please see “The Proposed Transaction—Interests of Certain Persons in the Siebel Systems Merger.”

The combined company will incur significant transaction and merger-related costs in connection with the Siebel Systems merger and will remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs.

Oracle and Siebel Systems expect to incur a number of non-recurring costs associated with combining the operations of the two companies, which cannot be estimated accurately at this time. Oracle and Siebel Systems will also incur transaction fees and other costs related to the Siebel Systems merger, anticipated to be approximately $75 million. Acquisition related transaction costs of $75 million includes Oracle’s estimates for investment banking fees of $41 million, legal and accounting fees of $29 million and other external costs directly related to the mergers of $5 million. This amount is a preliminary estimate and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of Oracle and Siebel Systems. Although Oracle and Siebel Systems expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. Also, speculation regarding the likelihood of the closing of the mergers could increase the volatility of Siebel Systems’ and Oracle’s share prices.

If Oracle cannot obtain the necessary funding to complete the Siebel Systems merger in a timely manner, the merger could be delayed or jeopardized. Oracle’s incurrence of additional debt to pay the cash portion of the merger consideration will significantly increase Oracle’s interest expense, leverage and debt service requirements.

Oracle anticipates borrowing between US$3.5 billion to US$5.0 billion in order to pay for Siebel Systems common stock and acquisition related transaction costs. The actual amounts borrowed will depend upon the percentage of Siebel Systems common stock held by Siebel Systems’ stockholders electing to receive New Oracle common stock (if the holders of more than six percent of Siebel Systems common stock elect to receive New Oracle common stock, New Oracle will issue shares of its common stock with respect to up to 30% of Siebel Systems common stock), the amount of Siebel Systems common stock outstanding and the amount of available cash and investments as of the acquisition date. This assumption excludes additional borrowings Oracle may need to finance restructuring activities.

Oracle believes it could fund the Siebel Systems acquisition with its internally available cash and investments, cash generated from operations, amounts available under its commercial paper program, additional borrowings or from the issuance of additional securities. While Oracle expects to be able to borrow any necessary funds on terms and conditions typical for this type of transaction prior to completion of the Siebel Systems merger, Oracle currently does not have any commitments from third parties to provide such funds. If Oracle has difficulty obtaining or cannot obtain the necessary funding in a timely manner, the completion of the Siebel Systems merger could be delayed or jeopardized. Alternatively, Oracle could obtain the funding but at a higher cost than anticipated.

Incurrence of this new debt will significantly increase the combined company’s leverage. While management believes Oracle’s cash flows will be more than adequate to service this debt, there may be circumstances in which required payments of principal and/or interest on this new debt could adversely affect Oracle’s cash flows and operating results, and therefore the market price of New Oracle common stock.

Charges to earnings resulting from past acquisitions may adversely affect our operating results.

Under purchase accounting, Oracle allocates the total purchase price to an acquired company’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Oracle management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Going forward, the following factors could result in material charges that would adversely affect our results:

•	impairment of goodwill;

•	charges for the amortization of identifiable intangible assets and for stock-based compensation;

•	accrual of newly identified pre-merger contingent liabilities that are identified subsequent to the finalization of the purchase price allocation; and

•	charges to income to eliminate certain Oracle pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.

Oracle expects to incur additional costs associated with combining the operations of Siebel Systems as well as Oracle’s previously acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated amortization of deferred equity compensation and severance payments, reorganization or closure of facilities, taxes and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease Oracle’s net income and earnings per share for the periods in which such costs are incurred.

The mergers could cause Siebel Systems and Oracle to lose key personnel, which could materially affect the respective company’s business and require the companies to incur substantial costs to recruit replacements for lost personnel.

As a result of the mergers, current and prospective Siebel Systems and Oracle employees could experience uncertainty about their future roles within Oracle. This uncertainty may adversely affect the ability of New Oracle or Oracle, as the case may be, to attract and retain key management, sales, marketing and technical personnel. Following the public announcement of the proposed Siebel Systems merger in September, Siebel Systems experienced employee attrition at levels that were higher than levels prior to the announcement of the Siebel Systems merger. Siebel Systems believes that such attrition may continue at such levels. Any failure to attract and retain key personnel could have a material adverse effect on the business of Oracle after completion of the mergers.

General customer uncertainty related to the mergers could harm Siebel Systems and Oracle.

Siebel Systems’ or Oracle’s customers may, in response to the announcement of the proposed mergers, delay or defer purchasing decisions. If Siebel Systems’ or Oracle’s customers delay or defer purchasing decisions, the revenues of Siebel Systems and Oracle, respectively, and the revenues of the combined company, could materially decline or any anticipated increases in revenue could be lower than expected.

Siebel Systems and Oracle may not be able to obtain the regulatory approvals required to consummate the mergers unless they agree to material restrictions or conditions.

Completion of the Siebel Systems merger is conditioned upon the receipt of all required governmental consents and authorizations, including under the HSR Act and by the applicable governmental authorities of the European Commission and in Brazil, Canada, South Africa and South Korea. Oracle and Siebel Systems intend to pursue all of these consents and authorizations as required by and in accordance with the terms of the merger agreement. Complying with requests from such governmental agencies, including requests for additional information and documents, could delay consummation of the transaction. In connection with granting these consents and authorizations, governmental authorities may require divestitures of Oracle or Siebel Systems assets or seek to impose conditions on New Oracle’s operations after completion of the Siebel Systems merger. Such divestitures or conditions may jeopardize or delay completion of the Siebel Systems merger or may reduce the anticipated benefits of the transaction. Under the terms of the merger agreement, although Oracle is required to use reasonable best efforts to obtain all necessary governmental approvals, Oracle is not required to agree to any divestitures or conditions in connection with such efforts. Please see “The Proposed Transaction—Regulatory Matters,” “The Merger Agreement—Covenants—Reasonable Best Efforts Covenant,” and “The Merger Agreement—Conditions to Completion of the Mergers.”

In certain instances, the merger agreement requires payment of a termination fee of $140 million by Siebel Systems. This payment could affect the decisions of a third party considering making an alternative acquisition proposal to the Siebel Systems merger.

Under the terms of the merger agreement, Siebel Systems will be required to pay to Oracle a termination fee of $140 million if the merger agreement is terminated under certain circumstances. This payment could affect the structure, pricing and terms proposed by a third party seeking to acquire or merge with Siebel Systems and could deter such third party from making a competing acquisition proposal. Please see “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fees Payable by Siebel Systems.”

Purported stockholder class action complaints have been filed against Siebel Systems and members of its board of directors challenging the mergers, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the mergers, result in substantial costs or both.

Siebel Systems and members of its board of directors were named in three purported stockholder class action complaints filed in California in the San Mateo County Superior Court. These cases are captioned Showers v. Siebel et al., No. CIV 449535, Sheldon Miller, PC Deferred Benefits Plan v. Siebel Systems, Inc. et al., No. CIV 449534, both filed on September 12, 2005, and Corwin v. Siebel Systems, Inc. et al., No. CIV 449608, filed on September 15, 2005. Oracle is also named as a defendant in the Miller and Corwin complaints. Each of the complaints alleges, among other things, that the consideration being paid by Oracle for the purchase of Siebel Systems is inadequate and that the directors have breached their fiduciary duties by entering into the agreement without seeking to maximize stockholder value. The Miller and Corwin complaints allege that Oracle aided and abetted the Siebel Systems’ directors’ alleged breaches of fiduciary duty.

In addition, in April 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors relating to predicted adoption rates of Siebel v7.0 and certain customer satisfaction surveys. The action is captioned Plotkin, derivatively on behalf of Siebel Systems, Inc. v. T. Siebel et al., No. CIV 438635. (A description of this action and a related federal class action is contained in the Form 10-Q filed by the company for the quarter ending September 30, 2005, which is incorporated herein by reference.) On December 1, 2005, Ms. Plotkin filed a motion for leave to file an amended complaint in that action to assert class action claims relating to the proposed Siebel Systems merger. The proposed amended complaint alleges, among other things, that the current directors have violated their fiduciary duties by failing to maximize shareholder value and by putting their personal interests ahead of the interests of Siebel’s shareholders in negotiating the terms of the proposed merger. Ms. Plotkin asserts that the directors structured the transaction to ensure that, among other things, they would obtain indemnification for past misconduct including that alleged in the derivative case and related federal class action, they would retain certain of their positions with the surviving company and the benefits flowing there from and that they would circumvent the claims asserted in the derivative action by depriving current shareholders of the company standing to bring the claims. The proposed amended complaint also alleges that the defendants failed to adequately disclose information related to the derivative action and names Oracle as a defendant for allegedly aiding and abetting the breaches of fiduciary duties by the other defendants. The motion for leave to file the amended complaint is currently scheduled to be heard December 28, 2005.

On December 8, the San Mateo County Superior Court consolidated the Showers, Miller and Corwin actions, but refused to appoint lead counsel in the consolidated action.

Siebel Systems has obligations under certain circumstances to hold harmless and indemnify each of the defendant directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and Siebel Systems’ bylaws and certificate of incorporation. An unfavorable outcome in any of these lawsuits could prevent or delay the consummation of the mergers, or result in substantial costs to Siebel Systems and/or Oracle. It is also possible that other similar lawsuits may be filed in the future. Siebel Systems cannot estimate any possible loss from current or future litigation at this time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Oracle and Siebel Systems have made forward-looking statements in this document, and in documents that are incorporated by reference in this document, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company’s management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of Oracle, Siebel Systems and the combined company. Forward-looking statements specifically include, without limitation, the information in this document regarding: projections; efficiencies/cost avoidance; cost savings; income and margins; earnings per share; growth; economies of scale; combined operations; the economy; future economic performance; conditions to, and the timetable for, completing the transaction; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; business portfolios; taxes; and merger and integration-related expenses.

Forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Oracle and Siebel Systems claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and elsewhere in this document, and in the documents which are incorporated by reference in this document, could affect the future results of Oracle and Siebel Systems, and of the combined company after the completion of the transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	the ability to complete the transaction considering the various closing conditions described in this proxy statement/prospectus, including those conditions related to antitrust regulations;

•	the ability to achieve business plans and cost efficiencies and grow existing sales and volume profitably despite high levels of competitive activity in which the combined company has chosen to focus;

•	the ability to better maintain and manage key customer and partner relationships and the benefits such customers and partners will enjoy as a result of the transaction;

•	the ability to successfully manage regulatory, tax and legal matters (including product liability, patent and other intellectual property matters);

•	the ability to successfully implement, achieve and sustain cost improvement plans in development and overhead areas; and

•	the ability to manage the combined company in light of continued global political and/or economic uncertainty and disruptions, especially in the combined company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities.

THE PROPOSED TRANSACTION

General

Siebel Systems’ board of directors is using this document to solicit proxies from the holders of Siebel Systems common stock for use at the special meeting.

Proposals

At the special meeting, holders of Siebel Systems common stock will be asked to vote upon a proposal to adopt the merger agreement and a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

The Siebel Systems merger will not be completed unless Siebel Systems’ stockholders adopt the merger agreement. As a result of the structure of the transaction, the vote of the Oracle stockholders will not be required under applicable law to adopt the merger agreement.

Background of the Transaction

Over the past several years, Siebel Systems has from time to time considered a diverse range of strategic opportunities to maximize stockholder value, including potential acquisitions by Siebel Systems, restructurings of its equity, equity repurchases, strategic alliances and the possible sale of Siebel Systems. Consistent with the fiduciary duties of Siebel Systems’ directors and officers to act in the best interests of Siebel Systems’ stockholders, such strategic opportunities were regularly considered by management in the course of the company’s business. To assist it in evaluating certain of those opportunities, Siebel Systems from time to time engaged outside financial and legal advisors. In that regard, Perseus Group (“Perseus”) began acting as Siebel Systems’ financial advisor beginning in June 2003. In May 2005, Siebel Systems also engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of Siebel Systems. Other than the discussions referred to below, Siebel Systems did not receive any other acquisition proposals from potential acquirors in 2005.

Prior to November 2003, Oracle and Siebel Systems had from time to time discussed but not pursued the possibility of a business combination. In November 2003, a representative of Perseus contacted Charles Phillips, then Oracle’s Executive Vice President, Strategy, Partnerships and Business Development, to discuss whether Oracle would be interested in exploring a business combination with Siebel Systems. Following this conversation Oracle and Siebel entered into a non-disclosure agreement.

On November 24, 2003, David Schmaier, Executive Vice President of Siebel Systems, Edward Abbo, Senior Vice President, Technology and Chief Technology Officer of Siebel Systems, Kenneth Goldman, Chief Financial Officer and Senior Vice President of Finance and Administration of Siebel Systems, and a representative of Perseus met with Mr. Phillips and others from Oracle to explore the possibility of a business combination between Oracle and Siebel Systems. Ultimately, Oracle and Siebel Systems elected not to pursue such discussions since Oracle was then pursuing the acquisition of PeopleSoft. From time to time following the November 2003 meeting, representatives of the two companies and Perseus contacted each other to discuss whether the parties should explore a business combination.

In April and May of 2005, Siebel Systems engaged in discussions with a potential acquisition group consisting of two private investment partnerships that contacted Siebel Systems regarding a possible acquisition of Siebel Systems and provided certain non-public information to such group in accordance with the terms of a non-disclosure agreement entered into between the parties. The discussions ended in late May 2005 when the potential acquisition group concluded that it would not be able to propose a price that would be attractive to Siebel Systems.

On June 8, 2005, following the annual meeting of Siebel Systems stockholders, Mr. Phillips and Safra Catz, both co-Presidents of Oracle, contacted Thomas Siebel, Chairman of the Board of Directors of Siebel Systems, to discuss the possibility of Oracle acquiring Siebel Systems at a price, to be paid in cash and/or stock, of approximately $11.00 per share. Mr. Siebel stated that in light of the fact that Siebel Systems’ market price was then approximately $9.00 per share, he felt that the Siebel Systems board of directors would be more receptive to a higher per share price. Mr. Phillips and Ms. Catz contacted Mr. Siebel later that day, indicating that Oracle might be willing to pay a price in the range of $11.00 to $12.60 per share, subject to further business and financial analysis and due diligence.

On June 10, 2005, Mr. Siebel discussed this proposal with James Gaither (a member of the Siebel Systems board of directors and its executive committee), a representative of Perseus, representatives of Goldman Sachs and representatives of Cooley Godward, outside counsel to Siebel Systems. Following these discussions, the parties determined to enter into merger discussions and conduct due diligence subject to the execution of a revised confidentiality agreement. The parties executed such an agreement (the “NDA”) on June 15, 2005.

Between June 10, 2005 and the execution of the merger agreement, Mr. Siebel had a number of conversations with members of the Siebel Systems board of directors to discuss and review the potential transaction with Oracle. Mr. Siebel also worked closely with George Shaheen, the Chief Executive Officer of Siebel Systems, and other members of Siebel Systems’ management throughout this period to analyze and review the transaction. In addition, during that period, a number of meetings of the Siebel Systems board of directors and its executive committee (a committee comprised of Mr. Siebel, Mr. Gaither, Patricia House and Mr. Shaheen) were held, as referenced throughout this section.

On June 15, 2005, Mr. Siebel and other executives of Siebel Systems met with Mr. Phillips, Ms. Catz and other executives of Oracle to discuss Siebel Systems’ business and operations and commence Oracle’s due diligence review of Siebel Systems. Representatives of Cooley Godward and Davis Polk & Wardwell, outside counsel to Oracle, participated in portions of this meeting. Over the next several weeks, Oracle and its advisors engaged in a due diligence review and discussed with Siebel Systems and its advisors the valuation and timing of the proposed transaction.

In late June 2005, Oracle indicated that based on further discussion and analysis, it was not willing to enter into a transaction at the high end of the range previously discussed, and that it likely would not be able to execute a definitive agreement by the end of June.

On June 29, 2005, Siebel Systems’ executive committee met to review and discuss the status of the proposed transaction. A representative of Cooley Godward reviewed with the executive committee the fiduciary obligations of the directors of Siebel Systems in connection with a transaction of the type under discussion with Oracle.

On or about July 1, 2005, Mr. Phillips called Mr. Siebel and indicated that Oracle was not prepared to commence negotiations at that time but wanted to continue its due diligence investigation of Siebel Systems. At a meeting of Siebel Systems’ executive committee on July 5, 2005, Mr. Siebel updated the committee members on the status and timing of the potential transaction with Oracle. After discussion, the executive committee determined that in the absence of active negotiations, Siebel Systems should terminate discussions with Oracle. This result was communicated to Oracle following the meeting.

On July 6, 2005, Cooley Godward sent a letter to Oracle on behalf of Siebel Systems instructing Oracle to return Siebel Systems’ confidential information that had been provided pursuant to the NDA. Oracle complied with Siebel Systems’ request and returned certain Siebel Systems confidential information to Cooley Godward.

On July 7, 2005, Siebel Systems announced its preliminary earnings and revenues for the quarter ended June 30, 2005. License revenues were expected to be $78 million, which amount was below analyst consensus expectations of $90 million by 13%. Total revenues were expected to be between $312 million and $314 million, which range was below analyst consensus expectations of $319 million. On July 29, 2005, Siebel Systems announced its final quarterly financial results which were in-line with the preliminary financial results presented on July 7, 2005. On July 8, 2005, the first trading day following the earnings announcement, the price of Siebel Systems common stock declined and closed at $8.59.

Following Siebel Systems’ report of its quarterly financial results, on or about August 9, 2005, Mr. Phillips called a representative of Perseus to discuss the possibility of reopening the discussions with respect to a possible business combination. On or about August 10, 2005, Mr. Phillips called Mr. Siebel to discuss this topic further and, during this call, Mr. Phillips and Mr. Siebel discussed a price of $11.00 per share, to be paid in cash or stock. At executive committee meetings on August 11 and 12, 2005, the committee members discussed the potential transaction with Oracle and determined that, given Oracle’s renewed interest in engaging in active negotiations, Siebel Systems should re-engage in discussions with Oracle. At various times from August 12, 2005 through the execution of the merger agreement, the parties and their advisors discussed the terms of the proposed transaction. Among other terms discussed was the percentage of the merger consideration that would be paid in stock. Siebel Systems and its advisors wanted the Siebel Systems stockholders to have the option to receive stock that would qualify for tax-free treatment for U.S. federal income tax purposes or cash, while Oracle sought to limit the amount of stock that would be issued in the transaction.

The Siebel Systems board of directors and its advisors met on August 14, 2005 to discuss the potential transaction. Representatives of Cooley Godward advised the Siebel Systems board of directors on its fiduciary duties in connection with such a transaction. The Siebel Systems board of directors determined that, given Oracle’s renewed interest in engaging in active negotiations, Siebel Systems should continue to engage in discussions with Oracle.

Also on August 14, 2005, after the Siebel Systems board meeting had concluded, Davis Polk & Wardwell provided to Cooley Godward a non-binding written summary of terms of the proposed acquisition, which contemplated a price of $11.00 per share, to be paid in cash or Oracle stock, as elected by the Siebel Systems stockholders, provided that Oracle would not be required to issue stock in respect of more than 30% of the outstanding shares of Siebel Systems common stock. The summary of terms contemplated the acquisition of Siebel Systems by a new holding company, which would allow Siebel Systems stockholders who received the new holding company’s common stock in the transaction only to recognize gain for U.S. federal income tax purposes to the extent of any cash received, despite the proposed amount of cash consideration that would be paid to Siebel Systems stockholders.

On August 15, 2005, representatives of Cooley Godward and Davis Polk & Wardwell negotiated, and exchanged drafts of, the summary of terms and, following such negotiations, conveyed that their respective clients were willing to proceed with due diligence and negotiation of a definitive agreement based on those terms, which included the price terms discussed on August 14, 2005.

From August 16, 2005 though September 7, 2005, Oracle and its advisors re-engaged in a due diligence review of Siebel Systems.

On August 18, 2005, Mr. Siebel discussed with the Siebel Systems board of directors the status of discussions during a regular board meeting.

On August 19, 2005, Davis Polk & Wardwell provided to Cooley Godward certain sections of a draft acquisition agreement, not including provisions regarding price or structure (which structure would depend upon whether the consideration included stock). At various times through the execution of the merger agreement, Cooley Godward and Davis Polk & Wardwell negotiated the draft merger agreement and related documents and agreements. These negotiations included meetings and discussions regarding, and the exchange of drafts of and comments on, these agreements and documents. In addition to price, material terms of the draft merger agreement the parties focused on during negotiations included the percentage of the merger consideration that would be paid in stock, the conditions of each of the parties to consummate the mergers, the parties’ respective rights to terminate the merger agreement and the related termination fees. Siebel Systems negotiated throughout this process to limit the conditions to Oracle’s obligation to close the proposed transaction, limit the ability of Oracle to terminate the merger agreement, limit the circumstances in which a break-up fee would be paid by Siebel Systems and limit the amount of the break-up fee. Siebel Systems also negotiated for an ability to terminate the merger agreement in certain instances to enter into a definitive agreement with respect to a superior proposal. Siebel Systems’ positions were consistent with the summary of terms exchanged on August 15, 2005. Conversely, Oracle sought to maximize its flexibility to terminate the merger agreement, constrict Siebel Systems’ ability to terminate the merger agreement to accept a superior offer and obtain the highest possible termination fee. For example, at various times during the negotiations, Oracle proposed that the termination fee be as high as 4.0% of the equity value of the proposed transaction, while Siebel Systems proposed that the termination fee be as low as 2% of the equity value of the proposed transaction. The parties ultimately agreed on a termination fee of $140,000,000, which is approximately 2.4% of the equity value of the proposed transaction. As another example, the parties discussed extensively the extent to which the merger agreement would require Oracle to litigate against governmental antitrust authorities if enforcement proceedings were commenced. Oracle sought, and the merger agreement provides, that Oracle not be required to litigate in this situation. As part of this agreement, however, Oracle agreed that Siebel Systems would have the right to terminate the merger agreement if Oracle failed to use its reasonable best efforts to defend against such enforcement proceedings. The final negotiated terms of the merger agreement are more fully described in “The Merger Agreement.”

On August 28, 2005, Mr. Siebel and Mr. Phillips discussed the timing and structure of the proposed transaction. Mr. Siebel informed Mr. Phillips that while limited due diligence could continue, Siebel Systems would not engage in further negotiations until Oracle confirmed a deal price and structure and provided Siebel Systems with a draft definitive agreement reflecting price and structure and a target announcement date.

On September 6, 2005, Mr. Phillips informed Mr. Siebel that, based upon, among other things, its continuing business and financial analysis and due diligence investigation, Oracle was reducing its proposal to $10.50 per share to be paid only in cash.

Also on September 6, 2005, Siebel Systems’ executive committee met and Mr. Siebel updated the committee on the status of discussions. The executive committee determined that Siebel Systems should inform Oracle that it would not proceed with further discussions given Oracle’s revised proposed price, failure to deliver a draft definitive agreement reflecting price, structure and a commitment to a stock component of up to 30% that would qualify for tax-free treatment for U.S. federal income tax purposes (as contemplated by the August 15, 2005 summary of terms) and Oracle’s failure to set a timetable towards a target announcement date. These communications were part of an overall strategy to get the best price and other terms for Siebel Systems stockholders. This decision was communicated to Oracle following the meeting.

On September 7, 2005, Cooley Godward sent a letter to Oracle on behalf of Siebel Systems instructing Oracle to return Siebel Systems’ confidential information that had been provided pursuant to the NDA.

On September 9, 2005, Mr. Siebel had separate conversations with Larry Ellison, Oracle’s Chief Executive Officer, and Mr. Phillips regarding a proposed transaction at $10.75 per share to be paid in cash or Oracle stock, as elected by the Siebel Systems stockholders, provided that not more than 30% of the deal consideration would be paid in Oracle stock. During these conversations, Oracle committed to deliver a complete draft of the merger agreement that day and to a target of announcing the transaction before the market opened on September 12, 2005. After those conversations, Davis Polk & Wardwell provided to representatives of Cooley Godward a complete draft merger agreement, and negotiations and due diligence activities resumed.

On September 10, 2005, Mr. Phillips told a representative of Perseus that based upon, among other things, its continuing business and financial analysis and due diligence investigation, Oracle was proposing to reduce the price to $10.70 per share.

At a meeting of Siebel Systems’ executive committee on September 10, 2005, Mr. Siebel updated the committee members on the status of discussions with Oracle. Following the meeting, the Siebel Systems board of directors held a special meeting. Mr. Siebel updated the board of directors on the status of discussions with Oracle. In light of Oracle’s commitment to a target announcement date and a 30% stock component, their delivery of a complete draft of the merger agreement, and after determining that continuing discussions with Oracle would be in the best interests of Siebel Systems’ stockholders, the Siebel Systems board of directors authorized the executive committee and its advisors to continue discussions with Oracle at a price of $10.75 per share.

On September 11, 2005, the parties and their advisors engaged in a number of discussions regarding valuation, with Oracle proposing a range of prices over the course of the conversations, as low as $10.35 per share. Mr. Phillips indicated that the price reductions were the product of, among other things, Oracle’s continued financial analysis and due diligence investigation. The last price proposed by Oracle prior to the special meeting of the Siebel Systems board of directors that afternoon was $10.65 per share.

During the afternoon of September 11, 2005, the Siebel Systems board of directors held a meeting, also attended by representatives of Cooley Godward and, for portions of the meeting, representatives of Perseus and Goldman Sachs. Mr. Siebel updated the Siebel Systems board of directors on the negotiations. Representatives of Cooley Godward discussed the terms of the proposed merger agreement and the terms of the proposed voting and consulting agreement to be entered into by Mr. Siebel, drafts of each of which had been circulated to the Siebel Systems board of directors prior to the meeting. Representatives of Goldman Sachs then made a financial presentation regarding the proposed transaction. Following these discussions and presentations and a full discussion thereof by the Siebel Systems board of directors, the Siebel Systems board of directors authorized proceeding with discussions at $10.67 per share and adjourned the meeting.

After the Siebel Systems board meeting was adjourned, the parties and their advisors continued to engage in price negotiations, and Mr. Phillips proposed a price of $10.66 per share. Following that conversation, the Siebel Systems board of directors convened another special meeting, with representatives of Cooley Godward, Perseus and Goldman Sachs in attendance. Mr. Siebel updated the Siebel Systems board of directors on the status of negotiations. Representatives of Goldman Sachs then discussed the effect of the $10.66 price on their financial analysis of the transaction. Goldman Sachs then delivered to the Siebel Systems board of directors its opinion, subsequently confirmed in writing, that subject to the various assumptions and limitations set forth in its opinion, as of September 12, 2005, the consideration to be paid to Siebel Systems stockholders, pursuant to the merger agreement, taken in the aggregate, was fair, from a financial point of view, to those stockholders. The board of directors again deliberated regarding the terms of the proposed acquisition and then unanimously determined that the merger agreement and the Siebel Systems merger were advisable and in the best interests of Siebel Systems and its stockholders, approved the merger agreement and the Siebel Systems merger and recommended that Siebel Systems stockholders adopt the merger agreement.

In the early morning of September 12, 2005, Oracle and Siebel Systems executed and delivered the merger agreement and issued a joint press release announcing the transaction.

Recommendation of the Siebel Systems Board of Directors

The Siebel Systems board of directors has unanimously determined that the merger agreement, the Siebel Systems merger and the related transactions are advisable, fair to and in the best interests of Siebel Systems and its stockholders and unanimously recommends that its stockholders vote “For” the proposal to adopt the merger agreement.

Siebel Systems Board of Directors’ Reasons for the Merger

The Siebel Systems board of directors approved the merger agreement and the Siebel Systems merger after determining that the Siebel Systems merger, the merger agreement and the related transactions are advisable, fair to and in the best interests of Siebel Systems and its stockholders. In the course of reaching that determination and the decision to recommend that the Siebel Systems’ stockholders vote “For” the proposal to adopt the merger agreement, the Siebel Systems board of directors considered a number of factors and risks in its deliberations, ultimately concluding that the potentially favorable factors outweighed the negative factors and risks. The Siebel Systems board of directors viewed the following factors as generally supporting its decision to approve the business combination with Oracle:

•	the Siebel Systems board of directors’ belief that the Siebel Systems merger represented the highest and best value reasonably available to Siebel Systems’ stockholders for their Siebel Systems shares;

•	the opinion of Goldman Sachs, Siebel Systems’ financial advisor, that, as of September 12, 2005, and based upon and subject to the factors and assumptions set forth in the opinion, the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to holders of Siebel Systems common stock, and Goldman Sachs’ related financial analyses including the fact that the $10.66 per share price reflected a premium of 25.6% or, if calculated on a net of cash basis, 49.9% over the market price for Siebel Systems common stock over the 10 trading day period prior to the announcement of the Siebel Systems merger;

•	the fact that Siebel Systems stockholders could elect to receive all cash or, as long as holders of not less than six percent of Siebel Systems common stock outstanding prior to completion of the transaction elect to receive stock, shares of New Oracle common stock, subject to the limitation that not more than 30% of the outstanding shares of Siebel Systems common stock can be converted into shares of New Oracle common stock;

•	the likelihood that the Siebel Systems merger will be completed on a timely basis;

•	Siebel Systems’ business, financial performance and condition, operations, management, competitive position and prospects, including its recent financial results and projected financial results;

•	the business, financial and execution risks associated with remaining independent;

•	the fact that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to Siebel Systems stockholders as those contained in the merger agreement;

•	the competitive and market environments in which Siebel Systems and Oracle operate;

•	historical and current information concerning Oracle’s business, financial performance and condition, operations, management, competitive position and prospects, before and after giving effect to the Siebel Systems merger and the Siebel Systems merger’s potential effect on stockholder value;

•	the board of directors’ and management’s assessment that the Siebel Systems merger and Oracle’s operating strategy were consistent with Siebel Systems’ long-term operating strategy to seek to profitably grow its business by expanding its geographic scope, platform coverage and product offerings to serve customer needs;

•	the potential opportunity for the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster;

•	the potential availability of greater resources for customer support, product development and distribution;

•	the fact that customers served by the combined company would benefit from greater resources and opportunities;

•	the terms and conditions of the merger agreement, including:

•	the cash and stock election provisions described above;

•	the limited number and nature of the conditions to Oracle’s obligation to close the Siebel Systems merger;

•	the fact that any shares of New Oracle common stock issued to Siebel Systems stockholders in the Siebel Systems merger will be registered on Form S-4 and will be unrestricted for Siebel Systems stockholders who are not affiliates of Oracle;

•	the fact that, subject to specified conditions, Siebel Systems can terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal in the manner provided in the merger agreement;

•	the conclusion of the Siebel Systems board of directors that the $140 million termination fee, and the circumstances when such fee may be payable, were reasonable in light of the benefits of the Siebel Systems merger and commercial practice; and

•	the facts that the Siebel Systems merger is subject to the adoption of the merger agreement by Siebel Systems stockholders.

The Siebel Systems board of directors also considered a number of potentially countervailing factors and risks. These countervailing factors and risks included the following:

•	the fact that Siebel Systems will no longer exist as an independent company and, except to the extent its stockholders elect and receive shares of New Oracle common stock in the Siebel Systems merger, its stockholders will not participate in Siebel Systems’ growth or benefit from any future increase in the value of Siebel Systems or from any synergies that may be created by the Siebel Systems merger;

•	the fact that under the terms of the merger agreement, Siebel Systems is restricted in its ability to solicit other acquisition proposals;

•	the $140 million termination fee payable to Oracle upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Siebel Systems stockholders;

•	the fact that the merger agreement prohibits Siebel Systems from taking a number of actions relating to the conduct of its business prior to the closing without the prior consent of Oracle;

•	the risk that the Siebel Systems merger might not be consummated in a timely manner or at all;

•	the negative impact of any customer confusion or delay in purchase commitments, the potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company;

•	the potential disruption to partner and/or channel relationships;

•	the possible loss of key management, technical or other personnel;

•	the fact that Siebel Systems officers and employees will have expended extensive efforts attempting to complete the Siebel Systems merger and will experience significant distractions from their work during the pendency of the Siebel Systems merger and Siebel Systems will have incurred substantial transaction costs in connection with the Siebel Systems merger even if the Siebel Systems merger is not consummated;

•	the risk to Siebel Systems’ business, sales, operations and financial results in the event that the Siebel Systems merger is not consummated;

•	the potential conflicts of interest of Siebel Systems directors and officers in connection with the Siebel Systems merger. Please see “The Proposed Transaction—Interests of Certain Persons in the Siebel Systems Merger”;

•	the challenges and costs of combining the operations of two major software companies and the substantial expenses to be incurred in connection with the Siebel Systems merger, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the Siebel Systems merger;

•	the possibility that the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies operate;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that anticipated product synergies, cost savings, product integration and interoperability will not be realized; and

•	various other applicable risks associated with the combined company and the Siebel Systems merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In view of the wide variety of factors and risks considered in connection with its evaluation of the Siebel Systems merger and the complexity of these matters, the Siebel Systems board of directors did not find it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Siebel Systems board of directors may have given different weight to different factors. The Siebel Systems board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, Siebel Systems’ management and Siebel Systems’ legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Siebel Systems’ Financial Advisor

On September 11, 2005, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated September 12, 2005, to the Siebel Systems board of directors that, as of such date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated September 12, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the Siebel Systems board of directors in connection with its consideration of the Siebel Systems merger. The Goldman Sachs opinion is neither a recommendation as to how any holder of Siebel Systems common stock should vote with respect to the Siebel Systems merger nor a recommendation as to how any holder of Siebel Systems common stock should make an election with respect to the consideration to be received in the Siebel Systems merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Siebel Systems and Oracle for the most recent preceding five fiscal years;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Siebel Systems and Oracle;

•	certain other communications from Siebel Systems and Oracle to their respective stockholders; and

•	certain internal financial analyses and forecasts for Siebel Systems prepared by Siebel Systems management.

Goldman Sachs held discussions with members of Siebel Systems senior management regarding their assessment of the strategic rationale for, and the potential benefits of, the Siebel Systems merger and the past and current business operations, financial condition and future prospects of Siebel Systems. Goldman Sachs also held discussions with members of the senior management of Oracle regarding their assessment of the past and current business operations and financial performance of Oracle, including results of the quarter ended August 31, 2005. In addition, Goldman Sachs reviewed the reported price and trading activity for Siebel Systems common stock and Oracle common stock, compared certain financial and stock market information for Siebel Systems and Oracle with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed, with Siebel Systems’ consent, that the internal financial forecasts prepared by Siebel Systems management were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments. Oracle would not make available to Goldman Sachs, nor would Oracle discuss with Goldman Sachs, Oracle’s projections of its expected future financial performance. Accordingly, with Siebel Systems’ consent, Goldman Sachs’ review of such matters was limited to a review of certain research analyst estimates of future financial performance of Oracle. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Siebel Systems merger will be obtained without any adverse effect on Siebel Systems, Oracle or New Oracle or on the expected benefits of the Siebel Systems merger in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Siebel Systems, Oracle or any of their respective subsidiaries, nor was Goldman Sachs furnished any such evaluation or appraisal. The Goldman Sachs opinion does not address Siebel Systems’ underlying business decision to engage in the Siebel Systems merger nor did Goldman Sachs express any opinion as to the prices at which shares of Siebel Systems common stock, Oracle common stock or New Oracle common stock will trade at any time.

The following is a summary of the material financial analyses presented by Goldman Sachs on September 11, 2005 to the Siebel Systems board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 11, 2005 and is not necessarily indicative of current market conditions.

Implied Transaction Multiples Analysis.  In performing an implied transaction multiples analysis, Goldman Sachs first derived the implied enterprise value of Siebel Systems, the implied equity consideration in the Siebel Systems merger and the implied ex-cash equity consideration in the Siebel Systems merger. The implied enterprise value of Siebel Systems is the implied equity consideration in the Siebel Systems merger plus the book value of Siebel Systems’ outstanding debt less Siebel Systems’ cash and cash equivalents. The implied equity consideration in the Siebel Systems merger is the aggregate consideration to be received by holders of Siebel Systems common stock in the Siebel Systems merger and is based on the implied $10.66 per share Siebel Systems merger consideration. The implied ex-cash equity consideration is the implied equity consideration in the Siebel Systems merger less Siebel Systems’ cash and cash equivalents. Goldman Sachs then calculated:

•	the implied enterprise value of Siebel Systems as a multiple of Siebel Systems’ revenue for each of calendar years 2005 and 2006 and Siebel Systems’ operating income for each of calendar years 2005 and 2006, in each case based on estimates provided by Siebel Systems management and median consensus estimates as of September 9, 2005 provided by Institutional Brokers Estimate System, or IBES (a data service that compiles estimates issued by securities research analysts);

•	the implied equity consideration in the Siebel Systems merger as a multiple of Siebel Systems’ cash net income for each of calendar years 2005 and 2006, in each case based on estimates provided by Siebel Systems management and consensus estimates as of September 9, 2005 provided by IBES; and

•	the implied ex-cash equity consideration in the Siebel Systems merger as a multiple of Siebel Systems’ net income, excluding cash, for each of calendar years 2005 and 2006, in each case based on estimates provided by Siebel Systems management and consensus estimates as of September 9, 2005 provided by IBES.

For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems management relating to Siebel Systems’ financial data for each of calendar years 2005 and 2006 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments.

The results of these analyses are as follows:

	Siebel Systems	Siebel Systems
	(based on management estimates)	(based upon IBES estimates)
Implied Enterprise Value/Revenue
CY2005	2.7x	2.8x
CY2006	2.4x	2.7x

Implied Enterprise Value/Operating Income
CY2005	33.5x	134.0x
CY2006	14.5x	38.6x

Implied Equity Consideration/Cash Net Income
CY2005	59.0x	109.9x
CY2006	29.1x	58.7x

Implied Ex-Cash Equity Consideration/Net Income Excluding Cash
CY2005	57.6x	214.8x
CY2006	21.9x	57.1x

Goldman Sachs prepared the implied transaction multiples analysis for purposes of providing the Siebel Systems board of directors with an illustration of how:

•	the implied enterprise value compares as a multiple to revenue and operating income for calendar years 2005 and 2006;

•	the implied equity consideration compares as a multiple to cash net income for calendar years 2005 and 2006, and

•	the implied ex-cash equity consideration compares as a multiple to net income excluding cash for calendar years 2005 and 2006.

The foregoing multiples provide context as to how the various implied values derived from the implied $10.66 per share Siebel Systems merger consideration compare to the estimated financial data for calendar years 2005 and 2006.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices for Siebel Systems common stock for the six-month period ended September 9, 2005, the trading day prior to announcement of the Siebel Systems merger. In addition, Goldman Sachs analyzed the consideration to be received by holders of Siebel Systems common stock pursuant to the merger agreement in relation to the closing price of Siebel Systems common stock on September 9, 2005 and the average market price of Siebel Systems common stock for the 5 trading day, 10 trading day, 20 trading day, 30 trading day, 60 trading day, 90 trading day and 180 trading day periods ending September 9, 2005.

This analysis indicated that the price per share to be received by the holders of Siebel Systems common stock pursuant to the merger agreement represented:

•	a premium of 16.8%, based on the market price of $9.13 per share as of September 9, 2005;

•	a premium of 23.7%, based on the average market price of $8.62 per share for the 5 trading day period ended September 9, 2005;

•	a premium of 25.6%, based on the average market price of $8.49 per share for the 10 trading day period ended September 9, 2005;

•	a premium of 26.7%, based on the average market price of $8.42 per share for the 20 trading day period ended September 9, 2005;

•	a premium of 26.9%, based on the average market price of $8.40 per share for the 30 trading day period ended September 9, 2005;

•	a premium of 24.7%, based on the average market price of $8.55 per share for the 60 trading day period ended September 9, 2005;

•	a premium of 21.4%, based on the average market price of $8.78 per share for the 90 trading day period ended September 9, 2005; and

•	a premium of 20.2%, based on the average market price of $8.87 per share for the 180 trading day period ended September 9, 2005.

Goldman Sachs also analyzed the consideration to be received by holders of Siebel Systems common stock pursuant to the merger agreement in relation to the closing price of Siebel Systems common stock net of cash on September 9, 2005 and the average market prices of Siebel Systems common stock net of cash for the 5 trading day, 10 trading day, 20 trading day, 30 trading day, 60 trading day, 90 trading day and 180 trading day periods ending September 9, 2005. Goldman Sachs assumed cash per share of $4.13 based on a cash balance on June 30, 2005 of $2.24 billion and 542.7 million fully diluted shares at September 9, 2005 at the current share price resulting in a total consideration of $6.53 per share net of cash. Goldman Sachs prepared the historical stock trading analysis based on the closing price of Siebel Systems common stock net of cash to isolate the component of the trading price that is attributable to the enterprise value of the company’s operations excluding the effect of Siebel Systems then-existing cash balance. The following analysis was performed by Goldman Sachs to assist the Siebel Systems board of directors in its comparison of the consideration to be received by holders of Siebel Systems common stock relative to the closing trading prices of that common stock for the time frames indicated below.

This analysis indicated that the price per share to be received by the holders of Siebel Systems common stock pursuant to the merger agreement represented:

•	a premium of 30.6%, based on the market price net of cash of $5.00 per share as of September 9, 2005;

•	a premium of 45.6%, based on the average market price net of cash of $4.49 per share for the 5 trading day period ended September 9, 2005;

•	a premium of 49.9%, based on the average market price net of cash of $4.36 per share for the 10 trading day period ended September 9, 2005;

•	a premium of 52.4%, based on the average market price net of cash of $4.29 per share for the 20 trading day period ended September 9, 2005;

•	a premium of 53.0%, based on the average market price net of cash of $4.27 per share for the 30 trading day period ended September 9, 2005;

•	a premium of 47.9%, based on the average market price net of cash of $4.42 per share for the 60 trading day period ended September 9, 2005;

•	a premium of 40.4%, based on the average market price net of cash of $4.65 per share for the 90 trading day period ended September 9, 2005; and

•	a premium of 37.7%, based on the average market price net of cash of $4.74 per share for the 180 trading day period ended September 9, 2005.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for Siebel Systems to corresponding financial information, ratios and public market multiples for the following public companies in the software industry:

•	BEA Systems Inc.;

•	Business Objects S.A.;

•	Cognos Incorporated;

•	Hyperion Solutions Corporation;

•	Lawson Software, Inc.;

•	Microsoft Corporation;

•	Oracle Corporation; and

•	SAP AG.

Although none of the selected companies is directly comparable to Siebel Systems, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Siebel Systems. In particular, each of the selected software companies provides software that helps their customers enhance their business operations.

Goldman Sachs calculated the equity market capitalization for Siebel Systems and each of the selected companies by multiplying the closing market price of each as of September 9, 2005 by the number of each company’s diluted shares outstanding using the treasury method. Siebel Systems’ diluted share amounts and the selected companies’ diluted share amounts were obtained from Siebel Systems’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and from each of the selected companies’ latest quarterly reports on Form 10-Q. Each company’s enterprise value was calculated by adding to its equity market capitalization the amount of its debt and subtracting its cash, which amounts were obtained from each company’s most recent quarterly report on Form 10-Q on file with the Securities Exchange Commission, as of September 11, 2005. Goldman Sachs then calculated and compared financial multiples based on estimated financial data for calendar years 2005, 2006 and 2007. Siebel Systems’ data and the selected companies’ data were obtained from IBES estimates. The five year forecasted compounded annual growth rate, or CAGR, of earnings per share, or EPS, which is the forecasted rate at which EPS grows year over year, based on a five year projection of EPS, was obtained from IBES estimates. For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems management relating to Siebel Systems’ financial data for calendar years 2005, 2006 and 2007 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments.

Based on IBES estimates and using the closing price as of September 9, 2005, Goldman Sachs calculated one or more of the following for Siebel Systems and the selected companies:

•	enterprise value as a multiple of estimated revenue for calendar years 2005, 2006 and 2007;

•	enterprise value as a multiple of estimated earnings before interest and tax, or EBIT, for calendar years 2005, 2006 and 2007;

•	the ratio of stock price to estimated earnings for calendar years 2005, 2006 and 2007; and

•	the ratio of stock price to estimated EPS for calendar year 2006 as a multiple of the five-year forecasted CAGR of EPS, or price earnings growth, or PEG.

The results of these analyses are summarized as follows:

	Enterprise Value/Revenue Multiple(1)			Enterprise Value/EBIT Multiple(1)			Calendarized P/E Multiples(1)			2006 PEG Multiples
	2005E	2006E	2007E	2005E	2006E	2007E	2005E	2006E	2007E
Siebel Systems	2.2x	2.1x	2.0x	NM	30.0x	23.3x	91.3x	48.1x	34.5x	4.8x
Mean(2)	3.4x	3.2x	3.1x	16.4x	15.5x	14.3x	32.8x	24.8x	20.6x	2.1x
Median(2)	3.1x	2.9x	2.8x	15.4x	12.8x	14.0x	27.2x	23.9x	20.0x	1.8x

(1)	Estimates have been calendarized for companies with a fiscal year end other than December 31.

(2)	Includes Siebel Systems.

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following acquisitions in the software industry (Acquirer / Target – Announcement Date):

•	BEA Systems, Inc. / Plumtree Software — August 22, 2005;

•	SSA Global Technologies, Inc. / Epiphany, Inc. — August 4, 2005;

•	Oracle Corporation / i-flex Solutions Limited — August 3, 2005;

•	The Carlyle Group / SS&C Technologies, Inc. — July 28, 2005;

•	Sun Microsystems, Inc. / SeeBeyond Technology Corporation — June 28, 2005;

•	Computer Associates International, Inc. / Niku Corporation — June 9, 2005;

•	Lawson Software, Inc. / Intentia International AB — June 2, 2005;

•	Sun Microsystems, Inc. / Storage Technology Corp. — June 2, 2005;

•	ScanSoft, Inc. / Nuance Communications, Inc. — May 9, 2005;

•	Adobe Systems Incorporated / Macromedia, Inc. — April 18, 2005;

•	Computer Associates International, Inc. / Concord Communications, Inc. — April 7, 2005;

•	Investor Consortium consisting of Silver Lake Partners, Bain Capital, Kolberg Kravis Roberts & Co., L.P., The Blackstone Group, Texas Pacific Group, Providence Equity Partners and Goldman Sachs Capital Partners / SunGard Data Systems Inc. — March 28, 2005;

•	Avid Technology, Inc. / Pinnacle Systems, Inc. — March 21, 2005;

•	International Business Machines Corporation / Ascential Software Corporation — March 14, 2005;

•	Oracle Corporation / Retek Inc. — March 8, 2005;

•	International Business Machines Corporation / Corio, Inc. — January 25, 2005;

•	Cadence Design Systems, Inc. / Verisity Ltd. — January 12, 2005;

•	UGS Corp. / Tecnomatix Technologies Ltd. — January 4, 2005;

•	Symantec Corporation / VERITAS Software Corporation — December 16, 2004;

•	Oracle Corporation / PeopleSoft, Inc. — December 13, 2004;

•	Computer Associates International, Inc. / Netegrity, Inc. — December 6, 2004;

•	Synopsys, Inc. / Nassda Corporation — December 1, 2004;

•	Cognos Incorporated / Frango — August 24, 2004;

•	Tektronix, Inc. / INet Technologies, Inc. — June 29, 2004;

•	BMC Software, Inc. / Marimba, Inc. — April 29, 2004;

•	Bain Capital, Silver Lake Partners and Warburg Pincus / UGS PLM Solutions — March 14, 2004;

•	Hewlett-Packard Company / Novadigm, Inc. — February 4, 2004;

•	Ariba, Inc. / Free-Markets News Network, Corp. — January 23, 2004;

•	Symantec Corporation / ON Technology Corporation — October 27, 2003;

•	SafeNet Inc. / Rainbow Technologies, Inc. — October 22, 2003;

•	EMC Corporation / Documentum, Inc. — October 14, 2003;

•	Interwoven Inc. / iManage, Inc. — August 6, 2003;

•	Ascential Software / Mercator Software, Inc. — August 4, 2003;

•	Hyperion Solutions Corporation / Brio Software, Inc. — July 23, 2003;

•	EMC Corporation / Legato Systems, Inc. — July 8, 2003; and

•	PeopleSoft, Inc. / J.D. Edwards — June 16, 2003.

For each of the selected acquisitions, Goldman Sachs calculated and compared the aggregate consideration as a multiple of last twelve months revenues, or LTM Revenue, next twelve months estimated revenue, or NTM Revenue, and next twelve months estimated earnings, or NTM P/E. NTM revenue estimates were derived from Wall Street research at the time the transaction was announced, while NTM P/E estimates were calculated per the IBES median at the time the transaction was announced. The following table presents the results of these analyses:

Aggregate Capitalization as a Multiple of:	Range	Mean	Median
LTM Revenue	1.0x – 8.9x	3.3x	2.6x
NTM Revenue	1.0x – 5.9x	2.7x	2.4x
NTM P/E	20.1x – 85.8x	44.3x	36.9x

Goldman Sachs prepared the foregoing analysis for purposes of providing the Siebel System board of directors with an illustration of the aggregate consideration in the selected acquisitions as a multiple of each of LTM Revenue, NTM Revenue and NTM P/E. The foregoing multiples provide context as to how the aggregate consideration in the selected transactions relates to the specifically-identified financial data, and was presented to the Siebel Systems board of directors as general reference material for their consideration of the relationship between aggregate consideration paid by acquirers and the enumerated financial data. The analysis’ findings were not intended to be direct comparisons of the multiples in the Siebel System merger against the referenced financial data.

For each of the selected transactions, Goldman Sachs calculated and compared the premium paid by the acquirer to the undisturbed stock price of the target company. The following table presents the results of this analysis.

	Range	Mean	Median	Siebel Systems
Premium to undisturbed price	(10.5%) – 87.5%	34.4%	27.1%	16.8
Premium to:
5-day prior price	(11.0%) – 93.6%	36.0%	32.8%	23.7
10-day prior price	(9.2%) – 101.2%	38.6%	36.4%	25.6
20-day prior price	(4.5%) – 106.4%	46.1%	40.1%	26.7

Pro Forma Merger Analysis.  Goldman Sachs prepared pro forma analyses of the financial impact of the Siebel Systems merger using estimates of calendar years 2005 and 2006 cash earnings for Siebel Systems and

Oracle, as estimated based on (i) publicly available information about Oracle, (ii) IBES consensus median estimates of calendar years 2005 and 2006 cash earnings for Siebel Systems and Oracle as of September 9, 2005 and (iii) estimates prepared by Siebel Systems management as of August 26, 2005. For calendar year 2006, Goldman Sachs compared estimated cash earnings per fully diluted shares of Oracle common stock, on an Oracle stand alone basis, to pro forma cash earnings per fully diluted shares of Oracle common stock, after giving effect to the completion of the Siebel Systems merger. Goldman Sachs performed the pro forma merger analyses using both a 100% cash consideration scenario and a 30% stock and 70% cash consideration scenario. For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems’ management relating to Siebel Systems’ cash earnings for the calendar year 2006 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments. Goldman Sachs also assumed that all regulatory and other consents and approvals necessary for the consummation of the Siebel Systems merger will be obtained without any adverse effect on Siebel Systems, Oracle or New Oracle, or on the expected benefits of the Siebel Systems merger in a way meaningful to the pro forma merger analysis. Based on these analyses, the proposed Siebel Systems merger would be:

•	dilutive to Oracle’s cash earnings per share in calendar years 2005 and 2006 using the IBES estimates under both the 100% cash consideration and the 30% stock and 70% cash consideration models; and

•	dilutive to Oracle’s cash earnings per share in calendar year 2005 and accretive to Oracle’s cash earnings per share in calendar year 2006, in each case using Siebel Systems management estimates under both the 100% cash consideration and the 30% stock and 70% cash consideration models.

Contribution Analysis.  Goldman Sachs reviewed specific historical and estimated future operating and financial information, including revenues, operating income and net income on a cash basis for Siebel Systems and Oracle. Estimates of future operating and financial performance of Siebel Systems were based on estimates provided by Siebel Systems management and IBES. Estimates of future operating and financial performance of Oracle were based on estimates provided by IBES. Goldman Sachs calculated that Siebel Systems stockholders would receive 7.7% of the outstanding common equity of the combined company following completion of the Siebel Systems merger assuming for illustrative purposes an all stock consideration transaction at an implied exchange ratio based on the $10.66 implied value of the per share merger consideration as of September 9, 2005 and the $13.28 closing price of Oracle on September 9, 2005. Goldman Sachs then analyzed the relative income statement contributions of Siebel Systems and Oracle to the combined company following completion of the Siebel Systems merger based on actual calendar year 2004 and estimated calendar years 2005 and 2006. For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems’ management relating to Siebel Systems’ future operating and financial information for calendar years 2005 and 2006 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments. Goldman Sachs also assumed that all regulatory and other consents and approvals necessary for the consummation of the Siebel Systems merger will be obtained without any adverse effect on Siebel Systems, Oracle or New Oracle, or the expected benefits of the Siebel Systems merger in any way meaningful to the contribution analysis. The following table presents the results of this analysis:

Siebel Systems Income Statement Contributions to Combined Company

	Revenue		Operating Income		Cash Net Income		Siebel Systems Outstanding Common Equity(1)
	Management	IBES	Management	IBES	Management	IBES
CY2004A	11.3%	11.3%	3.0%	3.0%	3.6%	3.6%	7.7%
CY2005E	8.9%	8.5%	1.9%	0.5%	2.4%	1.3%	7.7%
CY2006E	9.1%	8.1%	3.5%	1.4%	4.3%	2.2%	7.7%

(1)	For illustrative purposes, assumes an all stock consideration transaction.

Goldman Sachs further analyzed the implied relative equity ownership of the stockholders of each of Siebel Systems and Oracle of the combined company following completion of an illustrative all stock consideration merger. Goldman Sachs applied a weighted average of Siebel Systems’ and Oracle’s multiples of revenue, operating income and net income on a cash basis to both Siebel Systems’ and Oracle’s, respective actual calendar year 2004 and estimated calendar years 2005 and 2006 financial data and assumptions provided by, in the case of Siebel Systems, Siebel Systems management and IBES and, in the case of Oracle, IBES, and then adding to each of these calculations the cash position and subtracting the outstanding debt of Siebel Systems and Oracle. The following table presents the results of this analysis:

Implied Equity Contribution of Siebel Systems to Combined Company

	Revenue		Operating Income		Cash Net Income		Siebel Systems Outstanding Common Equity(1)
	Management	IBES	Management	IBES	Management	IBES
CY2004A	13.6%	13.6%	5.8%	5.8%	3.6%	3.6%	7.7%
CY2005E	11.4%	11.0%	4.8%	3.4%	2.4%	1.3%	7.7%
CY2006E	11.6%	10.7%	6.3%	4.3%	4.3%	2.2%	7.7%

(1)	For illustrative purposes, assumes an all stock consideration transaction.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Siebel Systems or Oracle or the contemplated Siebel Systems merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Siebel Systems board of directors as to the fairness from a financial point of view of the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Siebel Systems, Oracle, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The implied $10.66 per share merger consideration was determined through arms’-length negotiations between Siebel Systems and Oracle and was approved by the Siebel Systems board of directors. Goldman Sachs provided advice to Siebel Systems during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Siebel Systems or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Siebel Systems merger.

As described above, Goldman Sachs’ opinion to the Siebel Systems board of directors was one of many factors taken into consideration by the Siebel Systems board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion, rather the summary includes all material information regarding the analyses undertaken and factors considered in the fairness determination made by Goldman Sachs.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as Siebel Systems’ financial advisor in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs may provide investment banking services to Siebel Systems and Oracle in the future. In connection with the above-described investment banking services, Goldman Sachs may receive compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may provide such services to Siebel Systems, Oracle and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Siebel Systems and Oracle for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Siebel Systems board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the contemplated merger. Pursuant to a letter agreement, dated May 13, 2005, Siebel Systems engaged Goldman Sachs to act as Siebel Systems’ financial advisor in connection with the possible sale of all or a portion of Siebel Systems. Pursuant to the terms of this engagement letter, as amended, Siebel Systems has agreed to pay Goldman Sachs a transaction fee expected to be approximately $18 million, all of which is payable upon consummation of the Siebel Systems merger.

In addition, Siebel Systems has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the U.S. federal securities laws.

Oracle Board of Directors’ Reasons for the Merger

The Oracle board of directors approved the Siebel Systems merger, the merger agreement and the related transactions after determining that the Siebel Systems merger, the merger agreement and the related transactions are advisable, fair to and in the best interests of Oracle and its stockholders. In the course of reaching that determination, the Oracle board of directors considered a number of factors and risks in its deliberations, ultimately concluding that the potentially favorable factors outweighed the negative factors and risks. The Oracle board of directors viewed the following factors as generally supporting its decision to approve the business combination with Siebel Systems:

•	the likelihood that the Siebel Systems merger will be completed on a timely basis;

•	the competitive and market environments in which Oracle and Siebel Systems operate;

•	historical and current information concerning Siebel Systems’ and Oracle’s respective businesses, financial performance and condition, operations, management, competitive positions and prospects, before and after giving effect to the Siebel Systems merger and the Siebel Systems merger’s potential effect on stockholder value;

•	the terms and conditions of the merger agreement, including:

•	the limitation on New Oracle’s obligations to issue shares in the Siebel Systems merger in the following two respects: (1) not more than 30% of the outstanding shares of Siebel Systems common stock can be converted into shares of New Oracle common stock in the Siebel Systems merger and (2) if the Average Oracle Stock Price is less than $10.72, the number of New Oracle shares that can be issued in respect of a Siebel Systems share will be fixed at .9944;

•	that prior to completion of the transaction Siebel Systems must obtain Oracle’s consent before taking a number of actions that relate to the conduct of Siebel System’s business;

•	restrictions on Siebel System’s ability to solicit other acquisition proposals; and

•	Siebel System’s agreement to pay Oracle a $140 million termination fee in connection with certain terminations of the merger agreement.

Oracle’s board of directors also considered a number of potentially countervailing factors and risks, including the following:

•	the dilution associated with the shares that New Oracle could be required to issue under Siebel Systems merger;

•	the recent financial results and projected financial results for Siebel Systems;

•	the limitations imposed by the federal securities laws on Oracle’s ability to repurchase shares of Oracle common stock from the announcement of the transaction through the special meeting;

•	the risk that the Siebel Systems merger might not be consummated in a timely manner or that the closing of the Siebel Systems merger will not occur despite the parties’ efforts;

•	the negative impact of any customer confusion or delay in purchase commitments or the potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company;

•	potential disruption to partner and/or channel relationships;

•	possible loss of key management, technical or other personnel;

•	the effort and distraction required of Oracle personnel, and the substantial expenses to be absorbed by Oracle, in connection with attempting to complete the Siebel Systems merger;

•	the challenges and costs of combining the operations of two independent software companies, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some anticipated benefits;

•	the risk that anticipated product synergies, cost savings, product integration and interoperability will not be realized; and

•	various other applicable risks associated with the combined company and the transaction, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In view of the wide variety of factors and risks considered in connection with its evaluation of the business combination with Siebel Systems and the complexity of these matters, the Oracle board of directors did not find it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Oracle board of directors may have given different weight to different factors. The Oracle board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, Oracle’s management and Oracle’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Interests of Certain Persons in the Siebel Systems Merger

In considering the recommendation of the Siebel Systems board of directors with respect to adopting the merger agreement, Siebel Systems stockholders should be aware that certain Siebel Systems directors and executive officers have interests in the Siebel Systems merger that are different from, or in addition to, their interests as Siebel Systems stockholders. These interests create a potential conflict of interest. The Siebel Systems board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the Siebel Systems merger and in making its decision in approving the Siebel Systems merger, the merger agreement and the related transactions.

Indemnification and Insurance

The merger agreement provides that Siebel Systems, as the surviving corporation in the Siebel Systems merger, will observe, to the fullest extent permitted by Delaware law, all rights of persons who were present or former directors and officers of Siebel Systems before the effective time of the Siebel Systems merger to indemnification, advancement of expenses and exculpation for acts and omissions as directors and officers of Siebel Systems occurring before the effective time of the Siebel Systems merger, as provided in the Siebel Systems certificate of incorporation and bylaws (as in effect on September 12, 2005) and in indemnification agreements (as in effect on September 12, 2005 and identified in the merger agreement) and substantially similar new indemnification agreements.

The merger agreement further provides that Siebel Systems, as the surviving corporation in the Siebel Systems merger, will fulfill any obligations pursuant to the Siebel Systems certificate of incorporation, bylaws, any indemnification agreement in effect on September 12, 2005 or substantially similar indemnification agreements entered into prior to the effective time of the Siebel Systems merger and will indemnify and hold harmless, to the fullest extent permitted by Delaware law, persons who were present or former directors and officers of Siebel Systems before the effective time of the Siebel Systems merger.

In addition, the merger agreement provides that, for a period of six years after the effective time of the Siebel Systems merger, Siebel Systems, as the surviving corporation in the Siebel Systems merger, will maintain in effect Siebel Systems’ existing directors’ and officers’ liability insurance policy as of September 12, 2005, or a policy of comparable coverage, for the benefit of the persons who were present or former directors and officers of Siebel Systems before the effective time of the Siebel Systems merger with respect to their acts or omissions as directors and officers of Siebel Systems prior to the effective time of the Siebel Systems merger, provided such insurance coverage is available for Siebel Systems’ directors and officers. If the annual premiums payable for such insurance coverage exceed 200% of the annual premium paid by Siebel Systems for the existing policy in effect as of September 12, 2005, the surviving corporation may reduce the amount of coverage reasonably procurable for a premium equal to that amount.

Pending Derivative Litigation

On April 12, 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors relating to predicted adoption rates of Siebel v7.0 and certain customer satisfaction surveys. The action is captioned Plotkin, derivatively on behalf of Siebel Systems, Inc. v. T. Siebel et al., No. CIV 438635. (A description of this action and a related federal class action is contained in the Form 10-Q filed by the company for the quarter ending September 30, 2005, which is incorporated herein by reference.) Once the merger is complete, Ms. Plotkin will cease to be a shareholder of Siebel Systems and, thus, would most likely lose standing to continue to pursue the derivative claims asserted in that action. As a result, the claims against the defendants would likely be dismissed.

Options and Restricted Stock Held by Directors

Non-Employee Directors.  The members of the Siebel Systems board of directors who are not Siebel Systems employees are: James C. Gaither, C. Scott Hartz, Marc F. Racicot, Eric E. Schmidt, Ph.D. and John W. White (the “Siebel Systems non-employee directors”).

Pursuant to the terms of the merger agreement and the Siebel Systems 1996 Equity Incentive Plan, as amended, each Siebel Systems stock option outstanding immediately prior to the effective time of the Siebel Systems merger will be converted automatically into an option to purchase shares of Oracle common stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Systems stock option immediately prior to the effective time of the Siebel Systems merger. The number of shares and exercise price of each option will be appropriately adjusted to reflect the Option Exchange Ratio (as defined in “The Merger Agreement—Siebel Systems Stock Options”). As of September 12, 2005, Mr. Gaither held options to purchase 428,000 shares of Siebel Systems common stock, of which 18,000 shares were unvested; Mr. Hartz held options to purchase 80,000 shares of Siebel Systems common stock, of which 48,000 shares were unvested; Mr. Racicot held options to purchase 120,000 shares of Siebel Systems common stock, of which 36,000 shares were unvested; Dr. Schmidt held options to purchase 726,000 shares of Siebel Systems common stock, of which 18,000 shares were unvested; and Mr. White held options to purchase 80,000 shares of Siebel Systems common stock, of which 60,000 shares were unvested. None of the Siebel Systems non-employee directors will be elected or appointed to the Oracle board of directors as of the effective time of the Siebel Systems merger. As such, in accordance with the terms of the Siebel Systems 1996 Equity Incentive Plan, as amended, options held by Siebel Systems non-employee directors that are vested as of the effective time of the Siebel Systems merger terminate unless exercised prior to the earlier of the end of the 90-day period following the effective time of the Siebel Systems merger or the expiration of the option. Option shares that remain unvested as of the effective time of the merger will terminate at the effective time of the merger. The dollar value of in-the-money options held by Siebel Systems non-employee directors that will be vested as of December 31, 2005 is approximately $2,071,570 (based on the cash consideration of $10.66 per share, minus the exercise price, multiplied by the number of shares held).

In addition, each share of Siebel Systems restricted common stock that remains unvested or unissued as of the effective time of the Siebel Systems merger will be converted automatically into shares of Oracle restricted common stock and will remain subject to its existing vesting and other conditions. The number of shares of Oracle common stock subject to each such assumed restricted common stock grant will be appropriately adjusted to reflect the Option Exchange Ratio. As of September 12, 2005, each of Messrs. Gaither, Hartz, Racicot, and White and Dr. Schmidt held 3,750 shares of Siebel Systems restricted common stock. Such shares are scheduled, by their terms, to vest in full on January 31, 2006. As of September 12, 2005, the Siebel Systems non-employee directors beneficially owned an aggregate of 361,614 shares of Siebel Systems common stock.

Employee Directors.  The members of the Siebel Systems board of directors who are Siebel Systems employees are: Thomas M. Siebel, Patricia A. House and George T. Shaheen.

Each Siebel Systems stock option held by Mr. Siebel and by Ms. House immediately prior to the effective time of the Siebel Systems merger will be converted automatically into an option to purchase shares of Oracle common stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Systems stock option immediate prior to the effective time of the Siebel Systems merger. The number of shares and exercise price of each option will be appropriately adjusted to reflect the Option Exchange Ratio. As of September 12, 2005, Mr. Siebel held options to purchase 11,186,134 shares of Siebel Systems common stock with a weighted average exercise price of $4.38 per share, all of which were vested. As of September 12, 2005, Ms. House held options to purchase 7,060,000 shares of Siebel Systems common stock with a weighted average exercise price of $3.65 per share, of which 114,296 shares were unvested. Pursuant to the voting and consulting agreement (described below) between Siebel Systems, Mr. Siebel and certain affiliates of Mr. Siebel, Mr. Siebel has agreed to provide consulting services to Oracle and of its affiliates during the period beginning on the closing date of the Siebel Systems merger and ending April 30, 2008, or such longer period as may be agreed to by the parties (the “consultancy period”). As such, in accordance with the terms of the Siebel Systems 1996 Equity Incentive Plan, as amended, options held by Mr. Siebel as of the effective time of the Siebel Systems merger may be exercised until the earlier of the end of the 90-day period following the termination of the consultancy period or the expiration of such option. Ms. House will not be elected or appointed to the board of directors of Oracle as of the effective time of the Siebel Systems merger. As such, in accordance with the terms of the Siebel Systems 1996 Equity Incentive Plan, as amended, options held by Ms. House that are vested as of the effective time of the Siebel Systems merger will terminate unless exercised prior to the earlier of the end of the 90-day period following the effective time of the Siebel Systems merger or the expiration of such option. Option shares held by Ms. House that remain unvested as of the effective time of the merger will terminate at the effective time of the merger.

Each Siebel Systems stock option granted to Mr. Shaheen prior to his appointment as the Chief Executive Officer of Siebel Systems in April 2005 and held by Mr. Shaheen immediately prior to the effective time of the

Siebel Systems merger will be converted automatically into an option to purchase shares of Oracle common stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Systems stock option immediately prior to the effective time of the Siebel Systems merger. The number of shares and exercise price of each option will be appropriately adjusted to reflect the Option Exchange Ratio. As of September 12, 2005, Mr. Shaheen held options to purchase 1,556,000 shares of Siebel Systems common stock granted to Mr. Shaheen in consideration for his services on the Siebel Systems board of directors, of which 23,000 were unvested. Of the 1,556,000 shares of Siebel Systems common stock subject to options, 1,440,000 shares are held for the benefit of Accenture (formerly Andersen Consulting LLP) pursuant to an agreement between Mr. Shaheen and Accenture. Mr. Shaheen has disclaimed beneficial ownership of these shares. None of the remaining 116,000 shares have an exercise price below the cash consideration of $10.66 per share. In connection with his appointment as Chief Executive Officer of Siebel Systems, Mr. Shaheen agreed that all existing stock options and restricted stock granted to Mr. Shaheen in his capacity as a member of Siebel Systems’ board of directors ceased vesting as of the first day of his employment. As of September 12, 2005, Mr. Shaheen beneficially owned an aggregate of 146,641 shares of Siebel Systems common stock.

In addition, in connection with his appointment as Chief Executive Officer of Siebel Systems, Mr. Shaheen was granted (i) an option to purchase an additional 2,000,000 shares of Siebel Systems common stock at a per share exercise price of $9.00 (the “Shaheen Option”) and (ii) an award of 350,000 restricted stock units (the “Shaheen Restricted Stock Units”). The Shaheen Option and Shaheen Restricted Stock Units that remain unvested or unissued as of the effective time of the Siebel Systems merger will be subject to the terms of Mr. Shaheen’s offer of employment with Siebel Systems (please see “Offer Letter of Employment with George T. Shaheen” below).

Offer Letter of Employment with George T. Shaheen

Siebel Systems entered into an offer letter of employment with George T. Shaheen, its Chief Executive Officer, effective as of April 12, 2005. Under the terms of the employment agreement, Mr. Shaheen’s 2005 annual base salary is $1,000,000 and target annual bonus is 125% of his base salary (but may be increased up to 200% of his base salary for substantially exceeding certain objectives set by the Siebel Systems board of directors). For the fiscal year ended December 31, 2005, Mr. Shaheen’s guaranteed annual bonus is $1,250,000, pro-rated for the portion of the year that Mr. Shaheen was employed by Siebel Systems, subject to applicable tax withholding. On April 30, 2005, Mr. Shaheen was granted the Shaheen Option to purchase 2,000,000 shares, which are scheduled to vest over a five-year period, and the Shaheen Restricted Stock Units, of which 150,000 shares vested on June 30, 2005 and the remaining 200,000 shares are scheduled to vest on April 13, 2007.

Mr. Shaheen’s offer of employment provides that in the event of the consummation of a change in control of Siebel Systems (which the Siebel Systems merger will constitute for this purpose), upon the execution by Mr. Shaheen of a release of claims and a two-year consulting agreement (which will include a non-competition agreement), Mr. Shaheen will receive:

•	a lump sum payment of two years’ base salary and target bonus (which amount will be deemed in part an advance payment for the two-year consulting agreement);

•	reimbursement of medical benefit plan premiums for one year following the date of termination;

•	immediate vesting in full of the Shaheen Option and any unvested shares pursuant to the Shaheen Restricted Stock Units; and

•	a one-year period following termination of employment to exercise vested options, including the Shaheen Option, to the extent such options do not otherwise expire prior to or during this one-year period.

Compensation received by Mr. Shaheen in connection with post-termination employment with another company will not reduce any severance payment provided under his offer letter of employment.

Mr. Shaheen is not expected to be employed by Oracle or Siebel Systems following the consummation of the Siebel Systems merger. Upon the consummation of the Siebel Systems merger, Mr. Shaheen will be entitled to receive the severance benefits described above. Mr. Shaheen will not be entitled to any additional severance benefits in the event that he is terminated without cause following the consummation of the Siebel Systems merger. In accordance with the terms of his offer letter of employment, Mr. Shaheen will have a one-year period following termination of his employment to exercise his vested options. In addition, Mr. Shaheen is expected to enter into a two-year consulting agreement (which will include a non-competition agreement) with Oracle effective upon the consummation of the Siebel Systems merger. Mr. Shaheen will receive no additional payments in exchange for his services under the consulting agreement.

Mr. Shaheen’s employment agreement also provides that in the event any payment or benefit that he would receive from Siebel Systems as a result of the occurrence of a change in control would constitute a “parachute payment” pursuant to Section 280G of the Code, as amended, and be subject to excise tax under Section 4999 of the Code, Siebel Systems shall increase such payment or benefit by an additional amount so as to ensure that Mr. Shaheen does not bear the economic burden of such excise tax or incur taxes on such increase in payment or benefit, provided that Mr. Shaheen uses commercially reasonable efforts to cooperate with Siebel Systems to reduce the excise tax and the increase in payment or benefit during the course of his employment or before, after and in connection with any change in control. A substantial portion of the payments of base salary and bonus discussed above, as well as the value of the vested Shaheen Option and Shaheen Restricted Stock Units, are expected to constitute parachute payments and thus trigger the obligation of Siebel Systems to increase the payments.

Change in Control Arrangements

Senior Executive Retention Benefit Plan.  Edward Y. Abbo, Peter Burridge, Bruce A. Cleveland, Kenneth A. Goldman, Perry Keating, Steven M. Mankoff, Leslie J. Rechan, and George T. Shaheen, along with several other non-Section 16 officers (each, an “executive officer” and, collectively, the “executive officers”), are participants under the Senior Executive Retention Benefit Plan (the “Executive Retention Plan”). Under the Executive Retention Plan, in the event that, within 12 months following the consummation of a change in control of Siebel Systems (which the Siebel Systems merger will constitute for this purpose):

•	the employment of an executive officer with Siebel Systems is involuntarily terminated without cause (which means (i) a material act of dishonesty in connection with his employment with Siebel Systems; (ii) conviction of, or plea of nolo contendere to, a felony; (iii) gross misconduct in connection with the performance of his duties that is not cured within 30 days following written explanation by Siebel Systems; (iv) death or permanent disability preventing him from performing the usual and necessary functions of his position; (v) willful material breach of his obligations as an employee of Siebel Systems that is not cured within 30 days following written explanation by Siebel Systems; or (vi) willful failure to materially comply with policies of Siebel Systems that is not cured within 30 days following written explanation by Siebel Systems); or

•	the executive officer voluntarily resigns for good reason (which means the voluntary resignation from employment by the executive officer following the occurrence of one or more of the following (without cure within 30 days following written notice by the executive officer to Siebel Systems): (i) a reduction of at least 10% in the executive officer’s target earnings; (ii) the failure to provide the executive officer with benefits that, in the aggregate, are substantially comparable in value to those to which similarly-situated employees of the surviving entity following a change in control event are entitled; (iii) a change in an executive officer’s principal work location to a location more than 50 miles from such executive officer’s principal work location immediately prior to the Siebel Systems merger, without such executive officer’s written consent; or (iv) any material reduction in the executive officer’s duties or responsibilities (other than a reduction solely by reason of the executive officer’s duties or responsibilities being performed in a company that is substantially larger than Siebel Systems), then such executive officer would be entitled to receive:

•	cash payment(s) equal to 18 months of such executive officer’s annual base salary and maximum target annual bonus or commissions for the year in which such executive officer is terminated;

•	continuation of health and welfare benefits for a period of 18 months; and

•	immediate acceleration of all unvested stock awards held by the executive officer and removal of any holding periods applicable to any stock awards held by the executive officer.

As a condition to receiving benefits under the Executive Retention Plan, each eligible executive officer must execute a general release of claims in favor of Siebel Systems.

Oracle has not yet determined whether the Siebel Systems executive officers will be employed by New Oracle or Siebel Systems following the consummation of the Siebel Systems merger. If an executive officer is terminated by New Oracle without cause or resigns for good reason following the consummation of the Siebel Systems merger, then such executive officer would be entitled to receive the severance benefits under the Executive Retention Plan described above.

For illustrative purposes only, the table below sets forth hypothetical amounts and shares subject to stock awards that each executive officer (as of the date of the merger agreement) may be entitled to pursuant to the Executive Retention Plan as if such payments become payable as of December 31, 2005:

Executive Officer	Cash Payment	Health and Welfare Benefit Premiums(1)	Unvested Stock Awards as of December 31, 2005
Edward Y. Abbo	$1,272,000	$24,552	295,000
Peter Burridge(2)	$927,420	$10,295	200,000
Bruce Cleveland	$1,500,000	$24,552	400,000
Kenneth A. Goldman	$1,272,000	$24,552	2,085,000
Perry E. Keating	$(3)	$(3)	0	(4)
Steven M. Mankoff	$1,018,155	$24,552	345,000
Leslie J. Rechan	$984,165	$24,552	462,500

(1)	Based upon each executive officer’s elections and benefit costs as of October 30, 2005.

(2)	The cash payment to Mr. Burridge is to be made in Singaporean dollars. The cash payment reflected hereto is denominated in U.S. dollars and is based upon a conversion rate as of November 16, 2005 of 0.58.

(3)	Mr. Keating served as Senior Vice President of Siebel Systems as of the adoption of the merger agreement. Mr. Keating resigned as of November 30, 2005. In connection with his resignation, and in consideration of a general release of claims, Mr. Keating will receive from Siebel Systems a lump sum payment of $600,000, less state and federal withholdings.

(4)	Mr. Keating’s options to purchase 250,000 shares of Siebel Systems common stock were granted on October 31, 2005 and were therefore not subject to accelerated vesting under the Executive Retention Plan.

Executive Offer Letters of Employment.  The Executive Retention Plan provides that if an executive officer has executed an individually negotiated employment agreement with Siebel Systems relating to severance benefits that are in effect on his or her termination date and which, in the plan administrator’s determination, provides for severance benefits that are greater in value than the severance benefits provided for by the Executive Retention Plan, such executive officer’s severance benefit, if any, shall be governed by the terms of such individually negotiated employment agreement. Siebel Systems has entered into employment agreements with certain of its executive officers that contain severance provisions that may be triggered in connection with the Siebel Systems merger. The plan administrator has determined that, other than for Mr. Shaheen, the severance benefits provided by the Executive Retention Plan are greater in value than each executive officer’s individually negotiated employment agreement, and therefore the Executive Retention Plan will govern each executive officer’s severance benefits. These executive officers would not be entitled to additional benefits under their individually negotiated employment agreements. The severance benefits for Mr. Shaheen will be governed by his individually negotiated employment agreement with Siebel Systems. Mr. Shaheen would not entitled to additional benefits under the Executive Retention Plan.

Voting and Consulting Agreement

On September 12, 2005, Thomas M. Siebel, Thomas M. Siebel as Trustee of the Siebel Living Trust u/a/d 7/29/93, Siebel Asset Management, L.P., and Siebel Asset Management III, L.P. (each, a “Siebel Agreement Stockholder” and, collectively, the “Siebel Agreement Stockholders”), who, as of the date of September 11, 2005, beneficially owned in the aggregate approximately seven percent of the outstanding shares of Siebel Systems common stock, entered into a voting and consulting agreement with Oracle (the “voting and consulting agreement”).

Pursuant to the voting and consulting agreement, the Siebel Agreement Stockholders have agreed that they will vote their shares of Siebel Systems common stock in favor of: (i) the adoption of the Siebel Systems merger agreement; and (ii) each of the other transactions contemplated by the merger agreement.

In addition, Mr. Siebel agreed to provide consulting services to Oracle or any of its affiliates during the period beginning on the closing date of the Siebel Systems merger and ending April 30, 2008, or such longer period as may be agreed to by the parties. Mr. Siebel would be reimbursed for any necessary and reasonable business expenses incurred in connection with the performance of his duties as a consultant. During the consulting term under the voting and consulting agreement, Mr. Siebel’s options to purchase shares of Siebel Systems common stock, which will be converted into options to purchase shares of Oracle common stock, will remain outstanding in accordance with their terms.

Mr. Siebel has further agreed that, during the consulting term, he will not directly or indirectly (i) engage in, whether as an employee, agent, consultant, advisor, independent contractor, proprietor, partner, officer, director or otherwise, or have any ownership interest in (except for ownership of one percent or less of any publicly-held entity), or participate in or facilitate the financing, operation, management or control of, any firm partnership, corporation, entity or business that engages or participates in a business which is competitive in any way with the business of Siebel Systems and its affiliates as conducted as of the date of the voting and consulting agreement (a “competing business purpose”); (ii) assist any firm partnership, corporation, entity or business in developing, establishing, or engaging or participating in, a competing business purpose; or (iii) interfere with the business of Oracle or any of its affiliates, or approach, contact or solicit Oracle’s, or any of its affiliates’ customers in connection with a competing business purpose.

Accounting Treatment

Oracle accounts for acquisitions under Financial Accounting Board Statement No. 141, Business Combinations. In accordance with business combination accounting, Oracle allocates the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed as well as in-process research and development based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the mergers that are expected to apply generally to U.S. holders (as defined below) of Siebel Systems common stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Siebel Systems common stock that is:

•	a citizen or individual resident of the United States,

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the mergers will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the mergers, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion only addresses U.S. holders who hold shares of Siebel Systems common stock as capital assets and does not purport to be a complete analysis of all potential tax effects of the mergers. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the mergers (whether or not such transactions occur in connection with the mergers), including, without limitation, any exercise of a Siebel Systems option or the acquisition or disposition of shares of Siebel Systems common stock other than pursuant to the mergers. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder’s particular circumstances or to a U.S. holder subject to special rules, such as:

•	U.S. holders subject to special treatment under the U.S. federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, or tax-exempt organizations),

•	a U.S. holder that holds Siebel Systems common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy,

•	a U.S. holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar,

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes,

•	a U.S. holder liable for the alternative minimum tax,

•	a U.S. holder who acquired Siebel Systems common stock pursuant to the exercise of options or otherwise as compensation,

•	a U.S. holder that holds Siebel Systems common stock which constitutes either “qualified small business stock” for purposes of Section 1202 of the Code or “section 1244 stock” for purposes of Section 1244 of the Code, or

•	a Siebel Systems stockholder who actually or constructively owns one percent or more of Oracle common stock.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the mergers. Accordingly, we strongly urge each Siebel Systems stockholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the mergers.

In the opinion of each of Davis Polk & Wardwell and Cooley Godward, the following are the material U.S. federal income tax consequences of the mergers to U.S. holders, New Oracle, Oracle, Ozark Merger Sub, Siebel Systems and Sierra Merger Sub (the “registration statement tax opinions”).

Consequences to U.S. Holders Who Do Not Elect Stock

A U.S. holder who does not make a stock election, or who otherwise receives only cash in the transaction as a result of an occurrence described below under the heading “Alternative Taxable Transaction,” will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in the Siebel Systems merger and such holder’s tax basis in the shares of Siebel Systems common stock surrendered therefor. Such gain or loss will be long-term capital gain or loss if, as of the effective time of the Siebel Systems merger, the holding period for such Siebel Systems common stock is more than one year.

Consequences to U.S. Holders Who Elect Stock

Based on certain representations, covenants, and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the Siebel Systems merger, it is the opinion of each of Davis Polk & Wardwell, counsel to Oracle, and Cooley Godward, counsel to Siebel Systems (together with Davis Polk & Wardwell, “tax counsel”), that except as described below under “Alternative Taxable Transaction,” the mergers, taken together, will be treated as exchanges described in Section 351 of the Code.

Except as described below under “Alternative Taxable Transaction,” it is a condition to the mergers that (i) Oracle receive an opinion of Davis Polk & Wardwell, dated as of the effective time of the Siebel Systems merger, that (A) for U.S. federal income tax purposes the Oracle merger, taken in and by itself, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or the exchanges of Oracle common stock and Siebel Systems common stock for New Oracle common stock pursuant to the mergers, taken together, will constitute exchanges described in Section 351 of the Code and (B) Oracle shall not recognize gain or loss for U.S. federal income tax purposes as a result of the mergers and the stockholders of Oracle shall not recognize any gain or loss for U.S. federal income tax purposes as a result of the Oracle merger, and (ii) Siebel Systems receive an opinion from Cooley Godward, dated as of the effective time of the Siebel Systems merger, to the effect that for U.S. federal income tax purposes the exchanges of Oracle common stock and Siebel Systems common stock for New Oracle common stock pursuant to the mergers, taken together, will constitute exchanges described in Section 351 of the Code (such opinions, the “closing date tax opinions”). In the event that either Oracle or Siebel Systems waives this condition and there are any material adverse changes in the U.S. federal income tax consequences to the Siebel Systems stockholders, we will inform you of this decision and ask you to vote on the mergers taking this into consideration.

The registration statement tax opinions have relied, and the closing date tax opinions will each rely, on (1) representations and covenants made by New Oracle, Oracle and Siebel Systems, including those contained in certificates of officers of New Oracle, Oracle and Siebel Systems, and (2) specified assumptions, including an assumption regarding the completion of the mergers in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel have assumed, and tax counsel’s ability to provide the opinions will depend on, the absence of changes in relevant existing facts or in relevant law between the date of this proxy statement/prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the mergers could differ from those described in the opinions that tax counsel have delivered. Tax counsel’s opinions neither bind the IRS nor preclude the IRS or the courts from adopting a contrary position.

Except as described below under “Alternative Taxable Transaction,” the following are the material U.S. federal income tax consequences of the mergers to U.S. holders who elect stock in the Siebel Systems merger. At the time that a U.S. holder makes an election to receive stock, such holder will not know if, and to what extent, the proration procedures will alter the mix of the consideration to be received. As a result, the tax consequences to each U.S. holder will not be ascertainable with certainty until such holder knows the precise amount of New Oracle common stock that will be received in the mergers.

Receipt Solely of New Oracle Common Stock.

If as a result of a stock election, a U.S. holder receives solely New Oracle common stock, the U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon its exchange of shares of Siebel Systems common stock for New Oracle common stock. Such holder will have a tax basis in the New Oracle common stock received in the Siebel Systems merger equal to the tax basis of the Siebel Systems common stock surrendered therefor. The holding period for New Oracle common stock received in the Siebel Systems merger will include the holding period for the Siebel Systems common stock surrendered therefor.

Receipt of New Oracle Common Stock and Cash.

If as a result of a stock election, a U.S. holder receives a combination of New Oracle common stock and cash in the Siebel Systems merger, the U.S. holder will recognize gain, but not loss, on the exchange. Subject to the discussion below regarding Section 304 of the Code, gain recognized will equal the lesser of the amount of cash received and the gain realized. The gain realized will be the excess of (i) the sum of the fair market value of New Oracle common stock received in the Siebel Systems merger and the amount of cash received in the Siebel Systems merger over (ii) the holder’s tax basis in the Siebel Systems common stock surrendered in the Siebel Systems merger. For this purpose, a holder must calculate gain or loss separately for each identifiable block of shares of Siebel Systems common stock that is surrendered in the exchange, and the holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares.

Subject to the discussion below regarding Section 304 of the Code, any gain recognized by such U.S. holder will generally be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if the holding period for shares of the Siebel Systems common stock that are surrendered in the exchange is more than one year as of the effective time of the Siebel Systems merger.

The aggregate tax basis of the New Oracle common stock received by a U.S. holder will be the same as the aggregate tax basis of the shares of Siebel Systems common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized. The holding period of the New Oracle common stock received in the Siebel Systems merger will include the holding period of the shares of Siebel Systems common stock surrendered in exchange therefor.

Application of Section 304 of the Code

The results described above may be altered if, contrary to expectations, Section 304 of the Code applies to the Siebel Systems merger. Section 304 of the Code will apply to the Siebel Systems merger if the Siebel Systems stockholders, in the aggregate, own stock of New Oracle possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of New Oracle, taking into account certain constructive ownership rules under the Code and, in the case of a Siebel Systems stockholder who also owns Oracle common stock, taking into account any New Oracle common stock received by such Siebel Systems stockholder in the Oracle merger. In the unlikely event that Section 304 of the Code were to apply to the Siebel Systems merger, U.S. holders of Siebel Systems common stock who do not actually or constructively own any shares of Oracle common stock at the effective time of the Siebel Systems merger will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such U.S. holder’s tax basis in its Siebel Systems common stock that is exchanged for such cash. U.S. holders of Siebel Systems common stock who actually or constructively own shares of Oracle common stock should consult their own tax advisors as to the amount and character of any income in the event that Section 304 of the Code applies to the Siebel Systems merger.

Cash Instead of Fractional Shares

New Oracle intends to take the position that the receipt of cash instead of a fractional share of New Oracle common stock by a U.S. holder of Siebel Systems common stock may be treated as cash received in exchange for Siebel Systems common stock as described above under “Receipt of New Oracle Common Stock and Cash.” It is possible, however, that the receipt of cash instead of a fractional share of New Oracle common stock may be treated as if the U.S. holder received the fractional share in the Siebel Systems merger and then received the cash in redemption of the fractional share, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional share and the holder’s tax basis allocable to such fractional share.

Information on Mergers to Be Filed with Siebel Systems Stockholders’ Returns

U.S. holders electing to receive New Oracle common stock are required to attach a statement to their tax returns for the year in which the mergers are consummated that contains the information listed in Treasury

Regulation Section 1.351-3. Such statement must include their tax basis in their Siebel Systems common stock and a description of the New Oracle common stock received.

Alternative Taxable Transaction

In the event that Siebel Systems stockholders electing to receive New Oracle common stock hold less than six percent of the issued and outstanding shares of Siebel Systems common stock, the transaction will be completed as a “reverse triangular merger” in which a wholly owned subsidiary of Oracle will merge with and into Siebel Systems, and holders of Siebel Systems common stock will receive only cash consideration in such merger. In that event, U.S. holders will be taxed in the manner described above under “Consequences to U.S. Holders Who Do Not Elect Stock.”

Information Reporting and Backup Withholding

Payments of cash pursuant to the Siebel Systems merger will be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences to New Oracle, Oracle, Ozark Merger Sub, Siebel Systems and Sierra Merger Sub

None of New Oracle, Oracle, Ozark Merger Sub, Siebel Systems and Sierra Merger Sub will recognize any gain or loss for U.S. federal income tax purposes as a result of the mergers.

Regulatory Matters

United States Antitrust.  Under the HSR Act and its associated rules, the Siebel Systems merger may not be completed until notifications have been submitted and certain information and materials have been furnished to and reviewed by the Antitrust Division of the United States Department of Justice or the Federal Trade Commission and the required waiting period has expired or terminated. Oracle and Siebel Systems have filed the required notification and report forms under the HSR Act with the Federal Trade Commission and the Department of Justice. On November 15, 2005, the Antitrust Division of the United States Department of Justice informed the parties that its investigation of the proposed transaction was closed. The applicable waiting period under the HSR Act expired on November 18, 2005.

European Union.  Both Oracle and Siebel Systems conduct business in member states of the European Union. Council Regulation No. 139/2004 and accompanying regulations require notification to and approval by the European Commission of specific mergers or acquisitions involving parties with worldwide sales and individual European Union sales exceeding specified thresholds before these mergers and acquisitions can be implemented. On November 18, 2005, the parties duly notified the transaction pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings). Approval of the transaction pursuant to the EU Merger Regulation would occur by operation of law if the European Commission takes no further action until December 23, 2005. The European Commission may extend this period to further investigate the transaction, to seek or consider changes to the transaction as a condition to its approval, or to refer specific aspects of the transaction to EU Member States. The European Commission may disapprove the transaction should it make certain required findings about its competitive effect, such that consummation of the transaction would be prohibited.

Other Jurisdictions.  Oracle and Siebel Systems also have made regulatory filings seeking clearance of the Siebel Systems merger in Brazil, South Africa and South Korea. On December 7, 2005, the antitrust authority of Brazil, CADE, approved the transaction without any conditions or restrictions. Oracle and Siebel Systems expect to make additional regulatory filings in Canada and South Korea, as required. In addition to those countries or jurisdictions described above, Oracle and Siebel Systems own property and conduct operations in a number of foreign countries. In connection with completion of the Siebel Systems merger, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Oracle and Siebel Systems are currently evaluating further information regarding the applicability of any such laws and intend to take such action as they may require.

General.  There can be no assurance that a challenge to the Siebel Systems merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful. It is possible that governmental authorities having jurisdiction over Oracle and Siebel Systems may seek regulatory concessions as conditions for granting approval of the Siebel Systems merger.

Appraisal Rights

Holders of shares of Siebel Systems common stock are entitled to appraisal rights under Section 262 (“Section 262”) of the Delaware General Corporation Law, provided that they comply with the conditions established by Section 262. Holders of shares of Oracle common stock do not have appraisal rights under Section 262 or otherwise in connection with the transaction. Section 262 is reprinted in its entirety as Annex C to this proxy statement/prospectus. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex C.

This discussion and Annex C should be reviewed carefully by any stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein may result in the loss of appraisal rights. Stockholders of record who desire to exercise their appraisal rights must: (i) hold shares of Siebel Systems on the date of making a demand for appraisal; (ii) continuously hold such shares through the effective time of the Siebel Systems merger; (iii) deliver a properly executed written demand for appraisal to Siebel Systems prior to the vote by the stockholders of Siebel Systems on the Siebel Systems merger; (iv) not vote in favor of the adoption of the Siebel Systems merger agreement or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery (the “Delaware Court”), as more fully described below, within 120 days after the effective time of the Siebel Systems merger; and (vi) otherwise satisfy all of the conditions described more fully below and in Annex C. A record holder of shares of Siebel Systems common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the Siebel Systems merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the adoption of the Siebel Systems merger agreement nor consents thereto in writing will be entitled, if the Siebel Systems merger is consummated, to receive payment of the fair value of his shares of Siebel Systems common stock, exclusive of any element of value arising from the accomplishment of expectation of the merger, together with a fair rate of interest, if any, as determined by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a “stockholder” or “holders of shares of common stock” are to the record holder or holders of shares of Siebel Systems common stock.

Under Section 262, not less than 20 days prior to the special meeting, Siebel Systems is required to notify each stockholder eligible for appraisal rights of the availability of such appraisal rights. This proxy statement/prospectus constitutes notice to holders of Siebel Systems common stock that appraisal rights are available to them. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth herein and otherwise comply with Section 262. A written demand for appraisal of any shares of Siebel Systems common stock must be filed with Siebel Systems before the taking of the vote on the adoption of the Siebel Systems merger agreement. Such written demand must reasonably inform Siebel Systems of the identity of the stockholder of record and of such stockholder’s intention to demand appraisal of the Siebel Systems common stock held by such stockholder. This written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the Siebel Systems merger agreement. Voting against, abstaining from voting on, failing to return a proxy with respect to, or failing to vote on the adoption of the Siebel Systems merger agreement will not constitute a demand for appraisal under Section 262. Stockholders who desire to exercise appraisal rights must not vote in favor of the adoption of the

Siebel Systems merger agreement or consent thereto in writing. Voting in favor of the Siebel Systems merger agreement or delivering a proxy in connection with the special meeting (unless the proxy instructs the shares to be voted against, or expressly abstained from being voted on, the adoption of the Siebel Systems merger agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on the certificate or certificates representing the shares of Siebel Systems common stock. A person having a beneficial interest in shares of Siebel Systems common stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein (and otherwise set forth in Section 262) properly and in a timely manner to perfect any appraisal rights. If the shares of Siebel Systems common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner or by the fiduciary. If the shares of Siebel Systems common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds shares of Siebel Systems common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Siebel Systems common stock outstanding in the name of such record owner. A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to Siebel Systems at the address listed on page 103 of this proxy statement/prospectus. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Siebel Systems common stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the adoption of the Siebel Systems merger agreement will not constitute such a demand.

Within 10 days after the effective time of the Siebel Systems merger, Siebel Systems must provide notice of the effective time of the Siebel Systems merger to all stockholders who have submitted demands for appraisal under Section 262. Within 120 days after the effective time of the Siebel Systems merger, either Siebel Systems or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Siebel Systems in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Siebel Systems does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Siebel Systems will file such a petition or that Siebel Systems will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the Siebel Systems merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Siebel Systems a statement setting forth the aggregate number of shares of Siebel Systems common stock not voted in favor of the adoption of the Siebel Systems merger agreement and with respect to which demands for appraisal were received by Siebel Systems and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by Siebel Systems or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Siebel Systems common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Siebel Systems merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court may take into account all relevant factors. The Delaware Supreme Court has discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that, “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court may consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.

Although we believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the merger consideration to be received if they do not seek appraisal of their shares. Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for the purposes of Section 262, the “fair value” of a share of Siebel Systems common stock is less than the merger consideration. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorney’s and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although upon application of a dissenting stockholder of Siebel Systems, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any holder of shares of Siebel Systems common stock who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the Siebel Systems merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the Siebel Systems merger.

At any time within 60 days after the effective time of the Siebel Systems merger, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Siebel Systems merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of Siebel Systems. If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time of the Siebel Systems merger, stockholders’ rights to appraisal, if available, will cease, and all holders of shares of Siebel Systems common stock will be entitled to receive the merger consideration. Inasmuch as Siebel Systems has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Siebel Systems common stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Siebel Systems a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Siebel Systems and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in termination of such rights. In view of the complexity of these provisions of Delaware law, stockholders who are considering exercising their rights under Section 262 should consult with their legal advisors.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

This proxy statement/prospectus does not cover any resale of the New Oracle common stock to be received by Siebel Systems’ stockholders upon completion of the Siebel Systems merger, and no person is authorized to make any use of this document in connection with any resale.

All New Oracle common stock that Siebel Systems stockholders receive in the Siebel Systems merger will be freely transferable, with the exception of the New Oracle common stock received by persons who are deemed to be “affiliates” of Siebel Systems under the Securities Act of 1933 and the related SEC rules and regulations, at the time of the special meeting. These “affiliates” may resell their New Oracle common stock only in transactions permitted by Rule 145 under the Securities Act or as otherwise allowed under that Act. Persons who may be deemed to be affiliates of Siebel Systems for these purposes generally include individuals or entities that control, are controlled by, or are under common control with Siebel Systems and may include some officers, directors and principal stockholders of Siebel Systems. The merger agreement requires Siebel Systems to use its reasonable best efforts to obtain a written agreement from each person who is an affiliate of Siebel Systems as soon as practicable and, in any event, at least 10 days prior to the effective time of the Siebel Systems merger, an executed letter agreement to the effect that those persons will not offer or sell or otherwise dispose of any New Oracle common stock issued to them in the Siebel Systems merger in violation of the Securities Act or the related SEC rules and regulations.

Description of Ongoing Litigation Regarding the Proposed Transaction

Siebel Systems and members of its board of directors were named in three purported stockholder class action complaints filed in California in the San Mateo County Superior Court. These cases are captioned Showers v. Siebel et al., No. CIV 449535, Sheldon Miller, PC Deferred Benefits Plan v. Siebel Systems, Inc. et al., No. CIV 449534, both filed on September 12, 2005, and Corwin v. Siebel Systems, Inc. et al., No. CIV 449608, filed on September 15, 2005. Oracle is also named as a defendant in the Miller and Corwin complaints. Each of the complaints alleges, among other things, that the consideration being paid by Oracle for the purchase of Siebel Systems is inadequate and that the directors have breached their fiduciary duties by entering into the agreement without seeking to maximize stockholder value. The Miller and Corwin complaints allege that Oracle aided and abetted the Siebel Systems directors’ alleged breaches of fiduciary duty. Siebel Systems has obligations under certain circumstances to hold harmless and indemnify each of the defendant directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and Siebel System’s bylaws and certificate of incorporation. An unfavorable outcome in any of these lawsuits could prevent or delay the consummation of the mergers, or result in substantial costs to Siebel Systems and/or Oracle. It is also possible that other similar lawsuits may be filed in the future. Siebel Systems cannot estimate any possible loss from current or future litigation at this time.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Oracle common stock and Siebel Systems common stock are each listed and principally traded on the Nasdaq Stock Market. Oracle’s symbol is ORCL and Siebel Systems’ symbol is SEBL. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of Oracle common stock and Siebel Systems common stock, in each case as reported on the Nasdaq Stock Market, and the cash dividends per common share, as reported, respectively, in Oracle’s Annual Report on Form 10-K for the year ended 2005 with respect to years 2004 and 2005 and Siebel Systems’ Annual Report on Form 10-K for the year ended 2004 with respect to years 2004 and 2003, and thereafter as reported in published financial sources. Oracle and Siebel Systems have different fiscal year and quarter ends. Accordingly, the comparative per share market price and dividend information below reflects the Oracle fiscal years ending May 31, 2003, 2004 and 2005, and the Siebel Systems fiscal years ending December 31, 2003 and 2004.

	Oracle Common stock			Siebel Systems Common stock
	Market Price			Market Price
	High	Low	Dividends	High	Low	Dividends
2003
First Quarter	$11.19	$7.32	$0.00	$9.76	$7.85	$0.00
Second Quarter	$12.15	$7.64	$0.00	$11.70	$7.75	$0.00
Third Quarter	$13.11	$10.53	$0.00	$11.01	$8.76	$0.00
Fourth Quarter	$13.26	$10.68	$0.00	$14.49	$10.40	$0.00
2004
First Quarter	$13.65	$11.29	$0.00	$15.94	$10.50	$0.00
Second Quarter	$13.76	$11.25	$0.00	$12.40	$9.65	$0.00
Third Quarter	$14.89	$12.40	$0.00	$10.14	$7.05	$0.00
Fourth Quarter	$13.08	$11.23	$0.00	$10.52	$8.19	$0.00
2005
First Quarter	$11.93	$9.90	$0.00	$10.44	$8.48	$0.00
Second Quarter	$13.39	$9.86	$0.00	$9.68	$8.26	$0.025
Third Quarter	$14.63	$12.66	$0.00	$10.36	$8.19	$0.00
Fourth Quarter (up to December 12, 2005 for Siebel Systems)	$13.62	$11.52	$0.00	$10.55	$10.28	—
2006
First Quarter	$14.05	$12.34	$0.00	N/A	N/A	N/A
Second Quarter (up to December 12, 2005 for Oracle)	$13.64	$11.98	—	N/A	N/A	N/A

On September 9, 2005, the last full trading day before the announcement of the proposed transaction, the closing sales price per share of Oracle common stock on the Nasdaq Stock Market was $13.28, and the closing sales price per share of Siebel Systems common stock on the Nasdaq Stock Market was $9.13. On December 12, 2005, the most recent practicable date prior to the printing of this document, the reported closing sales price per share of Oracle common stock was $12.84 and the reported closing sales price per share of Siebel Systems common stock was $10.50. You should obtain current market quotations for Oracle and Siebel Systems common stock prior to deciding whether to vote for the transaction.

HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma per share data for Oracle and historical and equivalent unaudited pro forma per share data for Siebel Systems. The unaudited pro forma financial data assumes that the Siebel Systems merger was completed on June 1, 2004.

The unaudited pro forma per share data for Oracle has been based upon the historical average number of outstanding Oracle common stock adjusted to include the number of Oracle common stock that would be issued in the Siebel Systems merger under the assumed Conversion Ratio of 0.79. The unaudited pro forma equivalent per share data for Siebel Systems has been based on the unaudited pro forma amounts per share for Oracle, multiplied by the assumed Conversion Ratio of 0.79.

You should read the information set forth below with the historical consolidated financial data of Oracle and Siebel Systems contained in the annual reports and other information that have been filed with the SEC. For documents incorporated by reference, please see “Where You Can Find More Information.” You should also read this information with the unaudited pro forma condensed combined financial information set forth on page 63 to page 77. You should not rely on the pro forma combined financial information as indicating either the historical results that Oracle and Siebel Systems would have had or the future results that Oracle shall experience after the merger.

	Historical		Pro Forma
(in millions, except per share data)	For the Year Ended May 31, 2005 Oracle	For the Twelve Months Ended Mar 31, 2005 Siebel Systems	For the Year Ended May 31, 2005 Oracle, PeopleSoft and Siebel Systems Combined	For the Year Ended May 31, 2005 Siebel Systems Equivalent
Earnings per share
Basic	$0.56	$0.15	$0.47	$0.37
Diluted	$0.55	$0.14	$0.45	$0.36
Weighted average shares outstanding
Basic	5,136	508	5,260
Diluted	5,231	532	5,390

	Historical		Pro Forma
(in millions, except per share data)	As of and for the Three Months Ended Aug 31, 2005 Oracle	As of and for the Three Months Ended Jun 30, 2005 Siebel Systems	As of and for the Three Months Ended Aug 31, 2005 Oracle and Siebel Systems Combined	As of and for the Three Months Ended Aug 31, 2005 Siebel Systems Equivalent
Earnings (loss) per share
Basic	$0.10	$(0.10)	$0.07	$0.06
Diluted	$0.10	$(0.10)	$0.07	$0.06
Weighted average shares outstanding
Basic	5,148	519	5,272
Diluted	5,244	519	5,387
Book value per share	$2.20	$4.28	$2.53	$2.00
Shares used to compute book value per share	5,149	521	5,273

The maximum conversion ratio is 0.9944, which is 26% higher than the conversion ratio of 0.79 used in the unaudited pro forma condensed combined financial statements. The assumed Conversion Ration of .79 was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). If Siebel Systems stockholders holding more than 30% of Siebel Systems common stock elect to receive New Oracle common stock, the equity consideration will be prorated. The table below discloses the effect on pro forma basic and diluted earnings per share from the respective amounts presented in the unaudited pro forma condensed combined financial statements if the maximum conversion ratio was required and if a correspondingly divergent minimum ratio was required.

	Effect on Oracle Pro Forma Earnings Per Share		Effect on Siebel Systems Equivalent Pro Forma Earnings Per Share
	Basic	Diluted	Basic	Diluted
For the Year Ended May 31, 2005:
26% increase in conversion ratio	$(0.01)	$0.00	$0.09	$0.09
26% decrease in conversion ratio	$0.00	$0.01	$(0.10)	$(0.09)
For the Three Months Ended August 31, 2005:
26% increase in conversion ratio	$0.00	$0.00	$0.01	$0.01
26% decrease in conversion ratio	$0.00	$0.00	$(0.02)	$(0.02)

Additionally, Oracle pro forma book value per share would decrease by $0.01 if the conversion ratio increased 26% and would increase by $0.02 if the conversion ratio decreased by 26% at August 31, 2005. Siebel Systems equivalent pro forma book value per share would increase by $0.50 if the conversion ratio increased 26% and would decrease by $0.51 if the conversion ratio decreased by 26% at August 31, 2005.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of Oracle, PeopleSoft and Siebel Systems after giving effect to Oracle’s acquisition of PeopleSoft on December 29, 2004, Oracle’s proposed acquisition of Siebel Systems, estimated borrowings used to finance these acquisitions and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of August 31, 2005 is presented as if the Siebel Systems acquisition and borrowings used to finance the Siebel Systems acquisition occurred on August 31, 2005. The unaudited pro forma condensed combined statement of operations of Oracle and Siebel Systems for the three months ended August 31, 2005 is presented as if the Siebel Systems acquisition and borrowings used to finance the Siebel Systems acquisition had taken place on June 1, 2004 and were carried forward through August 31, 2005. The unaudited pro forma condensed combined statement of operations of Oracle, PeopleSoft and Siebel Systems for the year ended May 31, 2005 is presented as if the PeopleSoft acquisition, Siebel Systems acquisition and borrowings used to finance these acquisitions had taken place on June 1, 2004 and were carried forward through May 31, 2005.

In preparing the unaudited pro forma condensed combined financial statements, Oracle has assumed that holders of 30% of Siebel Systems common stock will elect to receive New Oracle common stock and have assumed that the Conversion Ratio will be 0.79, which was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). We estimate that we will borrow $5.0 billion to finance the Siebel Systems acquisition and for general corporate purposes. Depending on the actual number of Siebel Systems shares outstanding as of the acquisition date, the percentage of Siebel Systems stockholders that do not elect to receive New Oracle common stock and the actual Conversion Ratio, the cash paid and New Oracle common stock issued may differ significantly from the information in the unaudited pro forma condensed combined financial statements.

The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial statements is based upon preliminary estimates. The estimates and assumptions, some of which cannot be made prior to completion of the Siebel Systems acquisition, are subject to change upon the acquisition date and finalization of the valuation of Siebel Systems’ assets and liabilities. Upon completion of the acquisition, Oracle expects to make additional adjustments, including adjustments for property and restructuring activities. The final determination of the allocation of the purchase price will be based on the actual intangible assets, tangible assets and in-process research and development of Siebel Systems that exist as of the acquisition date.

The unaudited pro forma condensed combined financial statements do not include the effects of restructuring certain activities of pre-merger Oracle or Siebel Systems operations. These restructuring liabilities, once determined, may be material and may include costs for severance, costs of vacating facilities and costs to exit or terminate other duplicative activities. Liabilities related to restructuring Siebel Systems’ operations would be recorded as an adjustment to the purchase price and an increase in goodwill. Liabilities related to restructuring Oracle’s operations would be recorded as expenses in Oracle’s statements of operations in the period that the costs are incurred. Oracle expects to be able to quantify estimated restructuring expenses upon completion of the acquisition of Siebel Systems.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position of Oracle that would have been reported had the acquisitions and borrowings been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Oracle. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and cost savings that Oracle may achieve with respect to the combined companies.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Oracle, PeopleSoft and Siebel Systems included in their respective annual reports on Form 10-K and quarterly reports on Form 10-Q.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of August 31, 2005

	Historical		Pro Forma Adjustments (Note 4)		Pro Forma Combined
	Aug 31, 2005	Jun 30, 2005
(in millions)	Oracle	Siebel Systems
ASSETS
Current assets:
Cash and cash equivalents	$3,790	$567	$1,110	(A)	$5,467
Marketable securities	842	1,674	—		2,516
Trade receivables, net	1,651	208	—		1,859
Deferred tax assets	476	20	—		496
Prepaid expenses and other current assets	430	36	—		466

Total current assets	7,189	2,505	1,110		10,804

Non-current assets:
Goodwill	7,215	283	1,960	(B)	9,458
Intangible assets, net	3,340	39	1,671	(C)	5,050
Property, net	1,404	67	—		1,471
Deferred tax assets	32	117	668	(D)	817
Other assets	416	32	—		448

Total non-current assets	12,407	538	4,299		17,244

Total assets	$19,596	$3,043	$5,409		$28,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term borrowings and current portion of long-term debt	$1,522	$—	$5,000	(E)	$6,522
Accounts payable and accrued liabilities	1,572	266	75	(F)	1,913
Income taxes payable	706	43	—		749
Accrued restructuring	117	39	—		156
Deferred revenues	2,630	331	(159	) (G)	2,802

Total current liabilities	6,547	679	4,916		12,142

Non-current liabilities:
Notes payable and long-term debt, net	157	—	—		157
Deferred tax liabilities	978	—	704	(D)	1,682
Other long-term liabilities	583	135	—		718

Total non-current liabilities	1,718	135	704		2,557

Stockholders’ equity	11,331	2,229	(211	) (H)	13,349

Total liabilities and stockholders’ equity	$19,596	$3,043	$5,409		$28,048

See notes to unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended August 31, 2005

	Historical		Pro Forma Adjustments (Note 4)		Pro Forma Combined
	For the Three Months Ended
	Aug 31, 2005	Jun 30, 2005
(in millions, except per share data)	Oracle	Siebel Systems
Revenues:
New software licenses	$629	$78	$—		$707
Software license updates and product support	1,502	123	—		1,625

Software revenues	2,131	201	—		2,332
Services	637	112	—		749

Total revenues	2,768	313	—		3,081

Operating expenses:
Sales and marketing	615	88	1	(I)	704
Software license updates and product support	161	17	—		178
Cost of services	562	103	1	(I)	666
Research and development	400	73	1	(I)	474
General and administrative	156	27	—	(I)	183
Amortization of intangible assets	123	3	64	(J)	190
Acquisition related charges	28	—	—		28
Restructuring charges	11	74	—		85

Total operating expenses	2,056	385	67		2,508

Operating income (loss)	712	(72)	(67)		573
Interest expense	(21)	—	(69	) (K)	(90)
Interest income and other, net	42	16	—		58

Income (loss) before provision for income taxes	733	(56)	(136)		541
Provision for income taxes	214	(6)	(52	) (L)	156

Net income (loss)	$519	$(50)	$(84)		$385

Earnings (loss) per share:
Basic	$0.10	$(0.10)			$0.07

Diluted	$0.10	$(0.10)			$0.07

Weighted average common shares outstanding (Note 6):
Basic	5,148	519			5,272

Diluted	5,244	519			5,387

See notes to unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended May 31, 2005

	Historical			Pro Forma Adjustments PeopleSoft (Note 5)		Pro Forma Adjustments Siebel Systems (Note 4)		Pro Forma Combined
	For the Year Ended May 31, 2005 Oracle	For the Seven Months Ended Dec 28, 2004 PeopleSoft	For the Twelve Months Ended Mar 31, 2005 Siebel Systems

(in millions, except per share data)
Revenues:
New software licenses	$4,091	$540	$436	$—		$—		$5,067
Software license updates and product support	5,330	745	478	—		—		6,553

Software revenues	9,421	1,285	914	—		—		11,620
Services	2,378	521	395	—		—		3,294

Total revenues	11,799	1,806	1,309	—		—		14,914

Operating expenses:
Sales and marketing	2,511	514	353	(4	) (M)	4	(I)	3,378
Software license updates and product support	618	89	73	—	(M)	1	(I)	781
Cost of services	2,033	475	371	(1	) (M)	5	(I)	2,883
Research and development	1,491	324	301	3	(M)	5	(I)	2,124
General and administrative	550	82	109	(3	) (M)	2	(I)	740
Amortization of intangible assets	219	69	9	187	(N)	254	(J)	738
Acquisition related	208	79	17	—		—		304
Restructuring	147	248	6	—		—		401

Total operating expenses	7,777	1,880	1,239	182		271		11,349

Operating income (loss)	4,022	(74)	70	(182)		(271)		3,565
Interest expense	(135)	—	—	(47	) (O)	(275	) (K)	(457)
Interest income and other, net	164	15	51	—		—		230

Income (loss) before provision for income taxes	4,051	(59)	121	(229)		(546)		3,338
Provision for income taxes	1,165	(26)	45	(88	) (P)	(210	) (L)	886

Net income (loss)	$2,886	$(33)	$76	$(141)		$(336)		$2,452

Earnings (loss) per share:
Basic	$0.56	$(0.09)	$0.15					$0.47

Diluted	$0.55	$(0.09)	$0.14					$0.45

Weighted average common shares outstanding (Note 6):
Basic	5,136	371	508					5,260

Diluted	5,231	371	532					5,390

See notes to unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined balance sheet as of August 31, 2005 and the unaudited pro forma condensed combined statements of operations for the three months ended August 31, 2005 and for the year ended May 31, 2005 are based on the historical financial statements of Oracle, PeopleSoft and Siebel Systems after giving effect to Oracle’s acquisition of PeopleSoft on December 29, 2004, Oracle’s proposed acquisition of Siebel Systems, estimated borrowings used to finance these acquisitions and the assumptions and adjustments described in the notes herein.

Oracle accounts for acquisitions under Financial Accounting Standards Board Statement No. 141, Business Combinations. In accordance with business combination accounting, Oracle will allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed as well as in-process research and development based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. Oracle’s management has made significant assumptions and estimates in determining the preliminary purchase price and the preliminary allocation of the estimated purchase price in the unaudited pro forma condensed combined financial statements. The final determination of such assumptions and estimates cannot be made until Oracle completes the acquisition of Siebel Systems.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position of Oracle that would have been reported had the acquisitions and borrowings been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Oracle. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and cost savings that Oracle may achieve with respect to the combined companies.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Oracle, PeopleSoft and Siebel Systems included in their respective annual reports on Form 10-K and quarterly reports on Form 10-Q.

Accounting Periods Presented

Siebel Systems’ fiscal year ends on December 31, and its historical results have been aligned to more closely conform to Oracle’s May 31 fiscal year end by adding subsequent interim period results to their most recent fiscal year-end information and deducting the comparable preceding year interim period results as explained below. In addition, certain historical Siebel Systems balances have been reclassified to conform to the pro forma combined presentation. Transactions between Oracle and Siebel Systems were nominal during the periods presented. No pro forma adjustments were made to conform Siebel Systems’ accounting policies to Oracle’s accounting policies.

The unaudited pro forma condensed combined balance sheet as of August 31, 2005 is presented as if the Siebel Systems acquisition and borrowings used to finance the Siebel Systems acquisition occurred on August 31, 2005, and due to different fiscal period ends, combines the historical balance sheet of Oracle at August 31, 2005 and the historical balance sheet of Siebel Systems at June 30, 2005.

The unaudited pro forma condensed combined statement of operations of Oracle and Siebel Systems for the three months ended August 31, 2005 is presented as if the Siebel Systems acquisition and short-term borrowings used to finance the Siebel Systems acquisition had taken place on June 1, 2004 and, due to different fiscal period ends, combines the historical results of Oracle for the three months ended August 31, 2005 and the historical results of Siebel Systems for the three months ended June 30, 2005.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma condensed combined statement of operations of Oracle, PeopleSoft and Siebel Systems for the year ended May 31, 2005 is presented as if the PeopleSoft acquisition, Siebel Systems acquisition and borrowings to finance these acquisitions had taken place on June 1, 2004, and due to different fiscal period ends, combines the historical results of Oracle for the year ended May 31, 2005, the historical results of PeopleSoft for the seven months ended December 28, 2004 and the historical results of Siebel Systems for the twelve months ended March 31, 2005. Oracle has five months of operations of PeopleSoft in its historical results for the year ended May 31, 2005 as Oracle acquired a controlling interest of PeopleSoft on December 29, 2004.

Basis of Preliminary Purchase Price and Allocation

The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial statements is based upon preliminary estimates. The estimates and assumptions, some of which cannot be made prior to completion of the Siebel Systems acquisition, are subject to change upon the acquisition date and finalization of the valuation of Siebel Systems’ assets and liabilities. Upon completion of the acquisition, Oracle expects to make additional adjustments, including adjustments for property and restructuring activities. The final determination of the allocation of the purchase price will be based on the actual intangible assets, tangible assets and in-process research and development of Siebel Systems that exist as of the acquisition date.

The final valuation of identifiable intangible assets may change significantly from Oracle’s preliminary estimates, which could result in a material change in the amortization of intangible assets. The fair value of options assumed and the intrinsic value associated with deferred stock-based compensation could change based on option activity through the acquisition date and based on changes in the stock prices of Oracle and Siebel Systems, all of which could materially change the valuation of options as of the acquisition date, the deferred stock-based compensation charges recorded as of the acquisition date and the associated amortization of stock-based compensation. Additionally, changes in the balances of Siebel Systems’ cash, marketable securities and other tangible assets and liabilities could differ substantially from June 30, 2005, which was the basis for developing Oracle’s fair value estimates in the pro forma condensed combined financial statements, to the date of the acquisition.

The unaudited pro forma condensed combined financial statements do not include the effects of restructuring certain activities of pre-merger Oracle or Siebel Systems operations. These restructuring liabilities, once determined, may be material and may include costs for severance, costs of vacating facilities and costs to exit or terminate other duplicative activities. Liabilities related to restructuring Siebel Systems’ operations would be recorded as an adjustment to the purchase price and an increase in goodwill. Liabilities related to restructuring Oracle’s operations would be recorded as expenses in Oracle’s statements of operations in the period that the costs are incurred.

2.	SIEBEL SYSTEMS ACQUISITION

On September 12, 2005, Oracle entered into a merger agreement to acquire Siebel Systems, Inc. The transaction is conditioned upon (i) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable foreign antitrust laws of certain other jurisdictions, including the European Commission, (ii) adoption of the merger agreement by Siebel Systems stockholders and (iii) other customary closing conditions.

The estimated purchase price and purchase price allocation below are preliminary as the acquisition has not been completed and the date for which the assets to be acquired and liabilities to be assumed has not been determined. For purposes of the pro forma financial statements, Oracle has used Siebel Systems’ assets and liabilities as of June 30, 2005 as the basis for developing Oracle’s fair value estimates.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Preliminary Purchase Price

The total preliminary purchase price is estimated at $6.1 billion, including estimated Siebel Systems stock options assumed and restricted stock awards exchanged as well as acquisition related transaction costs, and is comprised of:

(in millions)
Acquisition of the outstanding common stock of Siebel Systems at $10.66 per share:
In cash (365 million shares)	$3,890
In exchange for Oracle stock (156 million Siebel Systems shares converted to 124 million Oracle shares)	1,667
Estimated fair value of Siebel Systems stock options assumed and restricted stock awards exchanged	420
Acquisition related transaction costs	75

Total preliminary purchase price	$6,052

Acquisition of common stock:  Pursuant to the merger agreement, each share of Siebel Systems common stock will be converted into the right to receive either (a) $10.66 in cash or (b) a number of shares of New Oracle common stock equal to $10.66 divided by the greater of (i) the average closing price of Oracle Common Stock on the Nasdaq Stock Market over the ten trading days immediately preceding (but not including) the date on which the Siebel Systems merger becomes effective (the “Average Oracle Stock Price”) or (ii) $10.72 (the “Conversion Ratio”), provided that no more than 30% of the outstanding Siebel Systems common stock may be converted into New Oracle common stock. If Siebel Systems stockholders holding more than 30% of Siebel Systems common stock elect to receive New Oracle common stock, the equity consideration will be prorated. The stock election will not be available unless the holders of at least six percent of the outstanding Siebel Systems common stock make the stock election.

Oracle has assumed that holders of 30% of Siebel Systems common stock elect to receive New Oracle common stock and that the Conversion Ratio will be 0.79, which was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced), for purposes of the unaudited pro forma condensed combined financial statements. We estimate that we will borrow $5.0 billion to finance the Siebel Systems acquisition and for general corporate purposes. Depending on the actual number of shares of Siebel Systems common stock outstanding as of the Siebel Systems acquisition date, the percentage of Siebel Systems stockholders that do not elect to receive New Oracle common stock and the actual Conversion Ratio, the cash paid and stock issued may differ significantly from the information in the unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following table outlines the impact of changes to certain assumptions and estimates:

(Shares and dollars in millions)	If 0% of Siebel Systems Stockholders Elect Stock	If 6% of Siebel Systems Stockholders Elect Stock	If 30% of Siebel Systems Stockholders Elect Stock
Siebel Systems shares outstanding at June 30, 2005	521	521	521
Cash paid to Siebel Systems stockholders who elect cash	$5,558	$5,224	$3,890
Number of Siebel Systems shares subject to stock election	—	31	156
Number of estimated New Oracle shares issued using Conversion Ratio of 0.79	—	25	124
Number of estimated New Oracle shares issued assuming a 26% decrease in the Conversion Ratio	—	18	92
Number of estimated New Oracle shares issued assuming a 26% increase in the Conversion Ratio	—	31	156

The maximum conversion ratio is 0.9944, which is 26% higher than the conversion ratio of 0.79 used in the unaudited pro forma condensed combined financial statements. The table below discloses the effect on pro forma basic and diluted earnings per share from the respective amounts presented in the unaudited pro forma condensed combined financial statements if the maximum conversion ratio was required and if a correspondingly divergent minimum ratio was required.

	Effect on Oracle Pro Forma Earnings Per Share
	Basic	Diluted
For the Year Ended May 31, 2005:
26% increase in conversion ratio	$(0.01)	$0.00
26% decrease in conversion ratio	$0.00	$0.01
For the Three Months Ended August 31, 2005:
26% increase in conversion ratio	$0.00	$0.00
26% decrease in conversion ratio	$0.00	$0.00

Fair value of estimated options assumed and restricted stock awards exchanged:  Under Siebel Systems’ current equity incentive plans, 117 million options were outstanding. The fair value of estimated stock options assumed and restricted stock awards exchanged was determined using an average price of $13.49, which was the closing price of Oracle’s common stock on September 12, 2005, the date the signing of the merger agreement was announced and was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 3.5 to 5.5 years, risk-free interest rate of 3.9%, expected volatility of 27% and no dividend yield. In accordance with the merger agreement, the conversion value of each option assumed will be determined based on the exercise price of each Siebel Systems option, the closing sale price of a share of Siebel Systems common stock on the trading day immediately preceding the date on which the effective time occurs and the Average Oracle Stock Price. The portion of the estimated intrinsic value of unvested Siebel Systems options and restricted stock awards related to future service will be allocated to deferred stock-based compensation and will be amortized using the accelerated expense attribution method over the remaining vesting period.

Acquisition related transaction costs:  Acquisition related transaction costs of $75 million include Oracle’s estimate of investment banking fees of $41 million, legal and accounting fees of $29 million and other external costs directly related to the mergers of $5 million.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Preliminary Purchase Price Allocation

The total preliminary purchase price will be allocated to Siebel Systems’ tangible and intangible assets acquired, liabilities assumed as well as in-process research and development based on their estimated fair values as of acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. Based upon a preliminary valuation, the total preliminary purchase price was allocated as follows:

(in millions)
Cash and marketable securities	$2,241
Goodwill	2,243
Identifiable intangible assets	1,710
Net deferred tax assets	101
Net tangible liabilities	(312)
Deferred stock-based compensation	30
In-process research and development	39

Total preliminary purchase price allocation	$6,052

The preliminary allocation of the purchase price is based upon a preliminary valuation, as described below, and Oracle’s estimates and assumptions are subject to change upon the finalization of the valuation.

Cash, marketable securities and other net tangible liabilities:  Oracle valued cash, marketable securities and other net tangible liabilities at their respective carrying amounts, except for adjustments to deferred revenues, as Oracle believes that these amounts approximate their current fair values or the fair values are not yet determinable as regulatory approvals have not been obtained and the acquisition has not been completed. Upon completion of the acquisition, Oracle expects to make additional adjustments, including adjustments for property and restructuring activities.

Oracle reduced Siebel Systems’ historical deferred revenues by $159 million in the pro forma condensed combined balance sheet to adjust deferred revenue to an amount equivalent to the estimated cost plus an appropriate profit margin to perform the services related to Siebel Systems’ software support contracts. Oracle has not yet assessed whether a fair value adjustment will be required for consulting contract obligations assumed.

Goodwill:  Goodwill represents the excess of the estimated purchase price over the estimated fair value of tangible and identifiable intangible assets that Oracle estimates will be acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. In the event that Oracle determines that the value of goodwill has become impaired, Oracle will incur an accounting charge for the amount of impairment during the fiscal quarter in which such determination is made.

Identifiable intangible assets:  Oracle expects identifiable intangible assets acquired to include developed technology, core technology, tradenames, customer contracts, software support agreements and related relationships and consulting contracts. Developed technology, which comprises products that have reached technological feasibility, includes products in most of Siebel Systems’ product lines, principally the Siebel Systems CRM and Siebel Systems Business Analytics products. Core technology represents a combination of Siebel Systems processes, patents and trade secrets related to the design and development of its applications products. This proprietary know-how can be leveraged to develop new technology and improve Oracle’s applications software products. Customer contracts and software support agreements and related relationships represent the underlying relationships and agreements with customers of Siebel Systems’ installed base.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The fair value of intangible assets was based on a preliminary third-party valuation completed by Duff & Phelps, LLC using an income approach, as well as limited discussions with Siebel Systems management and a review of certain transaction-related documents and forecasts prepared by Oracle management. The rates utilized to discount net cash flows to their present values range from 10% to 18%. These discount rates were determined after consideration of Oracle’s rate of return on debt capital and equity, the weighted average return on invested capital and the internal rate of return specific to this transaction.

Estimated useful lives for the intangible assets were based on historical experience with technology life cycles, product roadmaps, branding strategy, historical and projected maintenance renewal rates, historical treatment of Siebel Systems and Oracle acquisition-related intangible assets and Oracle’s intended future use of the intangible assets. Intangible assets are being amortized using the straight-line method, considering the pattern in which the economic benefits of the intangible assets are consumed.

Oracle believes the most substantial changes that will affect the Siebel Systems purchase price allocation will relate to the valuation of intangible assets. Oracle management expects to conduct more detailed discussions with Siebel Systems management and development personnel as due diligence activities continue. Oracle also believes that additional purchase price adjustments, including adjustments to property and restructuring accruals, may affect the allocation. However, we are unable to quantify the effect of these adjustments until we complete the acquisition of Siebel Systems.

The table below illustrates the effect of a 10% increase or decrease in identifiable intangible assets on the pro forma financial statements (in millions):

	Estimated Pro Forma Values	Effect of a 10% Increase in Identifiable Intangible Assets	Effect of a 10% Decrease in Identifiable Intangible Assets
Goodwill	$2,243	$2,072	$2,414
Identifiable intangible assets	$1,710	$1,881	$1,539
Annual amortization of intangible assets expense	$254	$283	$230

Net deferred tax assets:  Net deferred tax assets include a fair value adjustment to the valuation allowance on deferred tax assets based on Oracle’s expected utilization of net operating loss carryforwards as well as the tax effects of fair value adjustments related to identifiable intangible assets, property and deferred revenues. Upon the finalization of the combined company’s legal entity structure and the restructuring plans, additional adjustments to deferred taxes may be required.

Deferred stock-based compensation:  Deferred stock-based compensation represents the portion of the estimated intrinsic value, which will be measured as of the acquisition date, of unvested Siebel Systems stock options and restricted stock awards related to future service that will be assumed. Oracle intends to assume Siebel Systems’ equity incentive plans and retain all of the rights, terms and conditions of the respective plans under which options, restricted stock and restricted stock unit awards were originally granted including a provision to provide for accelerated vesting of all unvested equity incentive awards for eligible employees terminated within one year after a change in control. Until Oracle assesses the impact of restructuring pre-merger Oracle and Siebel Systems operations, Oracle is unable to quantify the amount of accelerated stock compensation expenses that will be recorded in its statements of operations as a result of the change in control and termination provisions.

In-process research and development:  In-process research and development represents incomplete Siebel Systems research and development projects that had not reached technological feasibility and had no alternative

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

future use when acquired. Oracle estimates that $39 million of the purchase price represents purchased in-process technology primarily related to projects associated with the Siebel Systems CRM and Siebel Systems Business Analytics products which had not yet reached technological feasibility and have no alternative future use. Although in-process research and development costs are not included in the unaudited pro forma condensed combined statements of operations, such costs will be expensed in Oracle’s consolidated financial statements as a non-tax deductible charge in the period in which the acquisition is consummated.

Pre-acquisition contingencies:  Oracle has currently not identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. If information becomes available to us prior to the end of the purchase price allocation period, which would indicate that a liability is probable and the amount can be reasonably estimated, such items will be included in the purchase price allocation.

Financing Activities

Oracle is currently reviewing various alternatives to finance the acquisition. The ultimate amounts that Oracle will need to finance will depend on a number of factors, including the number of Siebel Systems stockholders who elect stock versus cash, the outstanding cash balances of the combined companies at the acquisition date and the extent of restructuring activities that may be contemplated. Oracle believes it could fund the Siebel Systems acquisition with its internally available cash and investments, cash generated from operations, amounts available under its commercial paper program, additional borrowings or from the issuance of additional securities. For purposes of the unaudited pro forma financial statements, Oracle has assumed that it will borrow $5.0 billion to finance the acquisition and pay remaining costs with available cash. This assumption is based upon 30% of outstanding Siebel Systems’ stockholders electing to receive stock and excludes any borrowings to finance restructuring activities.

3.	PEOPLESOFT ACQUISITION

Pursuant to Oracle’s agreement and plan of merger with PeopleSoft dated December 12, 2004, Oracle acquired approximately 75% and 97% of the outstanding common stock of PeopleSoft (including shares subject to guaranteed delivery) for $26.50 per share in cash as of December 29, 2004 and January 6, 2005, respectively. On January 7, 2005, Oracle completed the merger of Oracle’s wholly owned subsidiary with and into PeopleSoft. Oracle has included the financial results of PeopleSoft in its consolidated financial statements beginning December 29, 2004. The minority interest in the earnings of PeopleSoft for the period from December 29, 2004 to January 7, 2005 was nominal.

The total purchase price was $11.1 billion, which consisted of $10,576 million in cash paid to acquire the outstanding common stock of PeopleSoft, $492 million for the fair value of options assumed and $12 million in cash for transaction costs. In allocating the purchase price based on estimated fair values, Oracle recorded approximately $6,459 million of goodwill, $3,384 million of identifiable intangible assets, $1,204 million of net tangible assets and $33 million of in-process research and development. The preliminary allocation of the purchase price was based, in part, upon a valuation and Oracle’s estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate to restructuring costs, certain legal matters, income and non-income based taxes and residual goodwill.

The unaudited pro forma condensed combined statement of operations for the year ended May 31, 2005 includes severance expenses of $224 million recorded by PeopleSoft in their historical financial statements for the seven months ended December 28, 2004 related to change in control provisions that were triggered as part of Oracle’s agreement and plan of merger.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

4.	PRO FORMA ADJUSTMENTS – SIEBEL SYSTEMS ACQUISITION

The following pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet:

(A)	To record the following adjustments to cash:

(in millions)
To record estimated proceeds from borrowings	$5,000
To record estimated cash paid for Siebel Systems common stock	(3,890)

Total adjustments to cash	$1,110

(B)	To eliminate Siebel Systems’ historical goodwill and record the preliminary fair value of goodwill.

(in millions)	Historical Amount, Net	Preliminary Fair Value	Increase
Goodwill	$283	$2,243	$1,960

(C)	To record the difference between the preliminary fair value and the historical amount of intangible assets.

(Dollars in millions)	Historical Amount, Net	Preliminary Fair Value	Increase	Annual Amortization	Three Months Amortization	Estimated Useful Life
Developed technology	$27	$476	$449	$95	$24	5 yrs.
Core technology	—	197	197	39	10	5 yrs.
Trademarks	—	45	45	6	2	7 yrs.
Customer contracts	2	108	106	13	3	8 yrs.
Software support agreements and related relationships	10	884	874	110	28	8 yrs.

Total identifiable intangible assets	$39	$1,710	$1,671	$263	$67

Siebel Systems historical amortization				9	3

Net increase in amortization				$254	$64

(D)	To record adjustments for deferred tax liabilities related to identifiable intangible assets and deferred revenues and to adjust the valuation allowance on deferred tax assets.

(Dollars in millions)	Preliminary Fair Value Adjustment	Statutory Tax Rate	Deferred Tax Asset (Liability)
Increase in identifiable intangible assets	$1,671	38.5%	$(643)
Decrease in deferred revenues	159	38.5%	(61)

Deferred tax liabilities			(704)
Decrease in valuation allowance on deferred tax assets			668

Net deferred tax liabilities			$(36)

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(E)	To record the $5.0 billion estimated borrowing to finance the Siebel Systems acquisition and for general corporate purposes. Based on the timing of the acquisition and the cash balances of the combined companies, the amount and type of financing used may differ.

(F)	To accrue for estimated acquisition related transaction costs of $75 million.

(G)	To record the difference between the preliminary fair value and the historical amount of Siebel Systems’ deferred revenue. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin to perform services related to Siebel Systems software support contracts based on the deferred revenue balances of Siebel Systems as of June 30, 2005 and will not reflect the actual fair value adjustment as of the date of acquisition. As these underlying support contracts are renewed, Oracle will recognize the revenue for the full value of the support contracts over the term of the contracts, which are one year or less. Oracle is currently assessing whether a fair value adjustment will be required for consulting contract obligations assumed.

(in millions)	Historical Amount	Preliminary Fair Value	Decrease
Software license updates and product support	$263	$105	$(158)
Services	67	67	—
New software licenses	1	—	(1)

Total deferred revenues	$331	$172	$(159)

(H)	To record the following adjustments to stockholders’ equity:

(in millions)
To record New Oracle stock issued in exchange for Siebel Systems stock	$1,667
To record the preliminary value of Siebel Systems options assumed in the acquisition	420
To record the preliminary estimate of the fair value of in-process research and development	(39)
To record deferred stock-based compensation related to unvested Siebel Systems options	(30)
To eliminate Siebel Systems’ historical stockholders’ equity	(2,229)

Total adjustments to stockholders’ equity	$(211)

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(I)	To record the estimated amortization of stock-based compensation related to the unvested portion of Siebel Systems options assumed in connection with the acquisition using the accelerated expense attribution method over the remaining vesting period, which approximates one year. Oracle intends to assume Siebel Systems’ equity incentive plans and retain all of the rights, terms and conditions of the respective plans under which options, restricted stock and restricted stock unit awards were originally granted including a provision to provide for accelerated vesting of all unvested equity incentive awards for eligible employees terminated within one year after a change in control. Until Oracle assesses the impact of restructuring pre-merger Oracle and Siebel Systems operations, Oracle is unable to quantify the amount of accelerated stock compensation expenses that will be recorded in Oracle’s statements of operations as a result of the change in control and termination provisions.

(in millions)	Estimated Deferred Stock-Based Compensation	Increase in Year Ended May 31, 2005 Amortization	Increase in Three Months Ended August 31, 2005 Amortization
Sales and marketing	$7	$4	$1
Software license updates and product support	2	1	—
Cost of services	9	5	1
Research and development	9	5	1
General and administrative	3	2	—

Stock-based compensation expense	$30	$17	$3

(J)	To record additional amortization expenses related to intangible assets acquired—see (C).

(K)	To record interest expense associated with the borrowing to finance the Siebel Systems acquisition. Borrowings in excess of cash required to purchase Siebel Systems stock will be used for general corporate purposes. The pro forma condensed combined statements of operations do not assume reductions in interest based on actual and anticipated principal repayments of Oracle’s borrowings or changes in interest rates if Oracle refinances its borrowings.

(Dollars in millions)	Estimated Borrowings	Estimated Annual Interest Rate	Increase (Decrease) in Annual Interest Exp.	Increase (Decrease) in Three Months Interest Exp.
Short-term borrowings	$5,000	5.5%	$275	$69
Impact of a 1/8% increase in interest rate			6	$2
Impact of a 1/8% decrease in interest rate			$(6)	$(2)

(L)	To record the income tax impact on pro forma adjustments at the statutory tax rate of 38.5%. The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had Oracle and Siebel Systems filed consolidated income tax returns during the periods presented.

(Dollars in millions)	Year Ended May 31, 2005	Three Months Ended August 31, 2005
Pro forma adjustments before income taxes	$(546)	$(136)
Statutory tax rate	38.5%	38.5%

Pro forma income tax adjustment	$(210)	$(52)

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

5.	PRO FORMA ADJUSTMENTS – PEOPLESOFT ACQUISITION

The following pro forma adjustments are included in the unaudited pro forma condensed combined statement of operations for the year ended May 31, 2005:

(M)	To record i) a reduction in depreciation expense related to the decreased basis of fixed assets acquired and ii) amortization of stock-based compensation related to the unvested portion of PeopleSoft options assumed in connection with the acquisition using the accelerated expense attribution method over the remaining vesting period. The adjustments made by operating expense line item are as follows:

(in millions)	Decrease in Depreciation	Increase in Amortization of Stock-Based Compensation	Net Increase (Decrease)
Sales and marketing	$(7)	$3	$(4)
Software license updates and product support	(2)	2	—
Cost of services	(6)	5	(1)
Research and development	(6)	9	3
General and administrative	(4)	1	(3)

Total	$(25)	$20	$(5)

(N)	To record additional amortization expenses related to intangible assets acquired.

(O)	To record interest expense associated with borrowings to finance the PeopleSoft acquisition.

(P)	To record the income tax impact on pro forma adjustments at the statutory tax rate of 38.5%. The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had Oracle and PeopleSoft filed consolidated income tax returns during the period presented.

6.	PRO FORMA EARNINGS PER SHARE

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of Oracle common stock outstanding and are adjusted for additional common stock issued to Siebel Systems stockholders as part of the acquisition and the estimated common stock dilution under the treasury stock method for stock options.

	Weighted Average Shares
(in millions)	Year Ended May 31, 2005	Three Months Ended August 31, 2005
Basic, as reported	5,136	5,148
Estimated stock issued in connection with Siebel Systems acquisition	124	124

Basic, pro forma	5,260	5,272

Diluted, as reported	5,231	5,244
Estimated stock issued in connection with Siebel Systems acquisition	124	124
Estimated dilutive effect of stock options	35	19

Diluted, pro forma	5,390	5,387

THE MERGER AGREEMENT

General

The following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. The provisions of the merger agreement are extensive and not easily summarized. We encourage you to read the merger agreement carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the merger agreement and are not intended to modify or supplement any factual disclosures about Oracle or Siebel Systems in our public reports filed with the SEC. In particular, the merger agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Oracle or Siebel Systems. The representations and warranties contained in the merger agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Structure of the Transaction

The merger agreement provides for the merger of Ozark Merger Sub, a wholly owned subsidiary of New Oracle, with and into Oracle, with Oracle surviving the merger as a wholly owned subsidiary of New Oracle, and for the merger one minute after the Oracle merger of Sierra Merger Sub, another wholly owned subsidiary of New Oracle, with and into Siebel Systems, with Siebel Systems surviving the merger as a wholly owned subsidiary of New Oracle. As a result of the structure of the transaction, the vote of the Oracle stockholders will not be required under applicable law to adopt the merger agreement. In certain circumstances described below, the transaction described in the preceding sentence may be restructured as a merger of a wholly owned subsidiary of Oracle with and into Siebel Systems with Siebel Systems surviving the merger as a wholly owned subsidiary of Oracle. Please see “Transaction Consideration” and “Conditions to the Completion of the Mergers.” As part of the business negotiations regarding the material terms of the transaction, Oracle and Siebel Systems agreed that New Oracle would only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems’ common stock. Because it was agreed that the amount of cash in the transaction would equal or exceed approximately 70% of the total consideration, the transaction could not be structured on a tax-free basis as a more conventional reorganization (such as a “reverse triangular merger” or a “forward triangular merger”). Using a new holding company to implement the acquisition allows Siebel Systems stockholders who receive New Oracle common stock in the transaction only to recognize gain for U.S. federal income tax purposes to the extent of any cash received, despite the amount of cash consideration paid to all Siebel Systems stockholders.

Transaction Consideration

Upon completion of the Siebel Systems merger, each Siebel Systems stockholder will be entitled to receive for each of its shares of Siebel Systems common stock $10.66 per share in cash or, if such Siebel Systems stockholder has made a stock election with respect to all of such stockholder’s Siebel Systems shares and subject to the exceptions described in the remainder of this paragraph and in the next three paragraphs, a number of shares of New Oracle common stock equal to the Conversion Ratio. Oracle and Siebel Systems have also agreed to limit the amount of New Oracle common stock that can be issued upon conversion of a share of Siebel Systems common stock with respect to which a stock election has been made. In that regard, if the Average Oracle Stock Price is less than or equal to $10.72, the Conversion Ratio will be fixed at .9944.

Oracle and Siebel Systems have agreed that New Oracle will only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems common stock. If holders of more than 30% of Siebel Systems’ common stock elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, each of such Siebel Systems stockholders will receive a prorated portion of the Siebel Systems merger consideration to which it is entitled in New Oracle common stock and the remaining portion will be paid in cash at a price of $10.66 per share. There is no cap on the portion of the Siebel Systems merger consideration that can be paid in cash.

Oracle and Siebel Systems have further agreed that if holders of less than six percent of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, the transaction described above will be restructured as a “reverse triangular merger,” in which a wholly owned subsidiary of Oracle would merge with and into Siebel Systems, with Siebel Systems surviving the merger and each Siebel Systems stockholder receiving cash consideration of $10.66 per share of Siebel Systems’ common stock. If holders of less than six percent of the Siebel Systems common stock elect to receive shares of New Oracle common stock and thereby avail themselves of a tax-free exchange for U.S. federal income tax purposes, the use of a new holding company to accomplish that goal would not justify the administrative costs and burdensome paperwork involved in creating and maintaining a new holding company. The six percent threshold was the product of negotiation between Siebel Systems and Oracle: the number was large enough to warrant the complexity of a holding company structure, but small enough to make the restructuring of the transaction as a reverse triangular merger unlikely, given the probability that Mr. Siebel would elect stock.

The tables provided below set forth the number and percentage of shares, respectively, of New Oracle common stock to be issued to holders of Siebel Systems common stock electing to receive the merger consideration in shares of New Oracle common stock, based on a range of the proportion of Siebel Systems shares to be exchanged in the Siebel Systems merger and a range of the Average Oracle Stock Price.

Number of Shares of New Oracle Common Stock Issued (in millions)

% of Siebel Systems Stockholders Electing Stock	Average Oracle Stock Price / Conversion Ratio (1)(2)(3)
	$10.00	$10.72	$11.00	$12.00	$12.84(4)	$13.00	$14.00	$15.00
	0.9944	0.9944	0.9691	0.8883	0.8302	0.8200	0.7614	0.7107
6%	36.6	36.6	35.6	32.7	30.5	30.2	28.0	26.1
10%	60.9	60.9	59.4	54.4	50.9	50.3	46.7	43.6
15%	91.4	91.4	89.1	81.7	76.3	75.4	70.0	65.3
20%	121.9	121.9	118.8	108.9	101.8	100.5	93.3	87.1
25%	152.4	152.4	148.5	136.1	127.2	125.6	116.7	108.9
30%	182.8	182.8	178.2	163.3	152.6	150.8	140.0	130.7

(1)	Based on Oracle primary shares of 5,154MM as of December 12, 2005.

(2)	Based on 613MM shares held by holders of Siebel Systems common stock that may elect New Oracle stock as of October 13, 2005.

(3)	If Oracle’s stock price declines below $10.72, the Conversion Ratio remains at 0.9944.

(4)	Oracle common stock price on December 12, 2005.

Siebel Systems Stockholders Ownership of New Oracle

% of Siebel Systems Stockholders Electing Stock	Average Oracle Stock Price / Conversion Ratio (1)(2)(3)
	$10.00	$10.72	$11.00	$12.00	$12.84(4)	$13.00	$14.00	$15.00
	0.9944	0.9944	0.9691	0.8883	0.8302	0.8200	0.7614	0.7107
6%	0.7%	0.7%	0.7%	0.6%	0.6%	0.6%	0.5%	0.5%
10%	1.2%	1.2%	1.1%	1.0%	1.0%	1.0%	0.9%	0.8%
15%	1.7%	1.7%	1.7%	1.6%	1.5%	1.4%	1.3%	1.3%
20%	2.3%	2.3%	2.3%	2.1%	1.9%	1.9%	1.8%	1.7%
25%	2.9%	2.9%	2.8%	2.6%	2.4%	2.4%	2.2%	2.1%
30%	3.4%	3.4%	3.3%	3.1%	2.9%	2.8%	2.6%	2.5%

(1)	Based on Oracle primary shares of 5,154MM as of December 12, 2005.

(2)	Based on 613MM shares held by holders of Siebel Systems common stock that may elect New Oracle stock as of October 13, 2005.

(3)	If Oracle’s stock price declines below $10.72, the Conversion Ratio remains at 0.9944.

(4)	Oracle common stock price on December 12, 2005.

No fractional shares of New Oracle common stock will be issued in the Siebel Systems merger. If any Siebel Systems stockholder is otherwise entitled to a fractional share, such holder shall receive, in lieu thereof, an amount in cash, without interest, determined by multiplying such fractional share by the closing price of Oracle common stock on the trading day immediately preceding the closing date of the transaction.

Siebel Systems stockholders will have appraisal rights in connection with the Siebel Systems merger. For a description of these rights please see “The Proposed Transaction—Appraisal Rights.”

Upon completion of the Oracle merger, each Oracle stockholder will be entitled to receive for each share of Oracle common stock held by it immediately prior to the Oracle merger, one share of New Oracle common stock.

Proration Procedure

Stock elections made by Siebel Systems stockholders are subject to the proration procedure set forth in the merger agreement. If holders of more than 30% of the shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, then each such Siebel Systems stockholder will receive a prorated number of shares of New Oracle common stock equal to:

•	the number of shares of Siebel Systems common stock covered by each such election multiplied by a fraction, the numerator of which is 30% of the total number of outstanding shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger and the denominator of which is the aggregate number of shares of Siebel Systems common stock covered by all such stock elections; multiplied by

•	the Conversion Ratio.

The proration procedure described above will only apply if holders of more than 30% of the shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock. If such election is made by holders of 30% or less of the shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger, each such electing stockholder will receive for each of such stockholder’s shares of Siebel Systems common stock, a number of shares of New Oracle common stock equal to the Conversion Ratio, except for any cash paid in lieu of a fractional share.

Set forth below is an example, for illustrative purposes only, of the proration procedure and the effects of this procedure on Siebel Systems stockholders who elect to receive New Oracle common stock and those that do not make an election.

The example assumes that immediately prior to completion of the Siebel Systems merger (i) 550 million shares of Siebel Systems common stock are outstanding, (ii) Siebel Systems stockholders previously made stock elections with respect to an aggregate of 250 million shares (i.e., 45% of the outstanding shares of Siebel Systems common stock), (iii) you owned 100 shares of Siebel Systems common stock at the time you had to make an election and (iv) the Average Oracle Stock Price is $15.00.

If you made a stock election.  If you elected to receive New Oracle common stock for your shares of Siebel Systems common stock, then you will receive:

•	46 shares of New Oracle common stock (i.e., 66 of your 100 shares of Siebel Systems common stock (0.30 * 550 million / 250 million) is converted into the right to receive shares of New Oracle common stock, which is multiplied by the Conversion Ratio (66 * ($10.66 / $15.00)));

•	$362.44 in cash (i.e., the remaining 34 of your 100 shares of Siebel Systems common stock will be converted into the right to receive cash (34 * $10.66)); and

•	cash in an amount equal to any fractional shares (.904) of New Oracle common stock multiplied by the closing sales price of a share of Oracle common stock on the trading day immediately preceding the closing date of the mergers.

If you did not make a stock election.  If you did not make an election to receive New Oracle common stock for your shares of Siebel Systems common stock, then you will receive $1,066.00 (100 shares * $10.66 per share).

Election Procedure

An election form, pursuant to which Siebel Systems stockholders of record may elect to receive the merger consideration in shares of New Oracle common stock, is included with this proxy statement/prospectus. The election record date is [                    ], the same date as the record date for the special meeting. If you are a holder of record of Siebel Systems common stock on such date, you should carefully review and follow the instructions included in the election form.

The merger agreement provides that Oracle must fix a deadline for Siebel Systems stockholders that want to elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock upon completion of the Siebel Systems merger. Such election deadline must occur between two and 20 business days prior to completion of the Siebel Systems merger. To make a stock election, you must properly complete, sign and send the election form to Wells Fargo Bank, N.A., the exchange agent, at the address listed in the election form. Subject to the next sentence, the exchange agent must receive your properly completed election form, by [                    ], 2006, the election deadline. If any conditions to complete the mergers have not been satisfied at the time of the election deadline and we are not reasonably certain that the mergers will be consummated within twenty business days following the election deadline, we will delay the election deadline by issuing a press release and filing that press release on Form 8-K with the SEC. In addition, Siebel Systems stockholders may call toll-free (8)       -         at any time to confirm the date of the election deadline.

Siebel Systems stockholders who hold their shares in “street name” through a bank, broker or other nominee and want to make a stock election should request instructions from the bank, broker or other nominee holding their shares on how to make such an election. “Street name” holders may have to submit their stock election to their bank, broker or other nominee prior to the election deadline and should therefore carefully read any materials they receive from their bank, broker or other nominee.

A Siebel Systems stockholder may make a stock election only with respect to all of such stockholder’s shares of Siebel Systems common stock. A Siebel Systems stockholder that does not make a stock election or attempts to make a stock election with respect to less than all of such stockholder’s shares of Siebel Systems common stock will receive cash consideration for such stockholder’s shares of Siebel Systems common stock.

The election form provides that a holder of shares of Siebel Systems common stock may make a stock election with respect to all (but not less than all) of such stockholder’s shares of Siebel Systems common stock. The election form also provides that a stock election will be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York time, on the election deadline, an election form covering the shares of Siebel Systems common stock to which such stock election applies, executed and completed in accordance with the instructions set forth in such election form. A stock election may be revoked only by delivering to the Exchange Agent prior to the election deadline a written notice of revocation that identifies the shares of Siebel Systems common stock to which such election applies.

Exchange of Siebel Systems Shares

As provided for in the merger agreement, New Oracle has appointed Wells Fargo Bank, N.A. as exchange agent (the “Exchange Agent”) for the purpose of:

•	receiving election forms;

•	determining in accordance with merger agreement the merger consideration to be received by each holder of shares of Siebel Systems common stock; and

•	exchanging the applicable merger consideration for certificates representing shares of Siebel Systems common stock (the “Certificates”) or for uncertificated shares of Siebel Systems common stock (the “Uncertificated Shares”).

Promptly after the closing date of the mergers, the Exchange Agent will send to each record holder of Siebel Systems common stock at the effective time of the Siebel Systems merger a letter of transmittal and instructions for exchanging shares of Siebel Systems common stock for the applicable merger consideration; provided that any such letter of transmittal and instructions will be sent to holders of Uncertificated Shares only to the extent determined necessary by New Oracle and the Exchange Agent to effect the exchange.

No Exchange of Oracle Shares

The merger agreement provides that certificates representing shares of Oracle common stock immediately prior to the Oracle merger will from and after the Oracle merger represent the same number of shares of New Oracle common stock and that the Exchange Agent will exchange by book entry transfer all uncertificated shares of Oracle common stock for the same number of shares of New Oracle common stock. No new certificates representing shares of New Oracle common stock will be issued in exchange for existing certificates representing shares of Oracle common stock.

Siebel Systems Stock Options

The merger agreement provides that at the effective time of the Siebel Systems merger, each outstanding Siebel Systems stock option, whether or not vested and exercisable, shall be converted automatically into an option to acquire shares of New Oracle common stock on substantially the same terms and conditions (other than with respect to the number of shares and exercise price) as were applicable under such Siebel Systems stock option. The number of shares of New Oracle common stock subject to the assumed option will be calculated by multiplying the number of shares of Siebel Systems common stock subject to the option immediately before the effective time by the Option Exchange Ratio (as defined below). The exercise price of the assumed option will be calculated by dividing the exercise price of the option before the effective time by the Option Exchange Ratio. The “Option Exchange Ratio” will be equal to (i) the closing sale price of a share of Siebel Systems common stock on the trading day immediately preceding the date on which the effective time of the Siebel Systems merger occurs divided by (ii) the Average Oracle Stock Price.

Siebel Systems Restricted Stock

The merger agreement provides that at the effective time of the Siebel Systems merger, each unvested or unissued Siebel Systems restricted stock award (including restricted shares and restricted stock units) will be converted automatically into a substantially similar award for New Oracle common stock and will remain subject to all vesting conditions in effect prior to the effective time. The number of shares of New Oracle common stock subject to an assumed restricted stock award will be determined by multiplying the number of shares of Siebel Systems common stock subject to the restricted stock award immediately before the effective time by the Option Exchange Ratio.

Oracle Stock Options and Restricted Stock

All Oracle stock options and restricted stock awards outstanding immediately before the Oracle merger will remain unchanged, except that the shares underlying such awards will be shares of New Oracle common stock rather than Oracle common stock.

Representations and Warranties

The merger agreement contains representations and warranties made by Oracle and Siebel Systems that are customary for a transaction of this type. Certain of these representations and warranties are qualified by “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, “Material Adverse Effect” means with respect to any party a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole, provided that in determining whether or not a

Material Adverse Effect has occurred no adverse effects resulting from certain matters including any of the following will be taken into account:

•	the execution, delivery, announcement or performance of the obligations under the merger agreement or the announcement, pendency or anticipated consummation of the mergers;

•	general economic conditions to the extent that they do not disproportionately affect such party and its subsidiaries, taken as a whole;

•	general conditions in the industries in which such party and its subsidiaries to the extent that they do not disproportionately affect such party and its subsidiaries, taken as a whole;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof to the extent that they do not disproportionately affect such party and its subsidiaries, taken as a whole;

•	any change in U.S. generally accepted accounting principles or applicable laws;

•	the failure of any party to meet internal or analysts’ expectations or projections; and

•	certain matters disclosed by Siebel Systems to Oracle.

The representations and warranties contained in the merger agreement do not survive the effective time of the mergers.

Covenants

Each of Oracle and Siebel Systems has undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

Conduct of Business of Siebel Systems.  Siebel Systems has agreed to conduct its business in the ordinary course consistent with past practices and to not engage in specified material transactions, in each case prior to the completion of the mergers, without the prior written consent of Oracle.

The Siebel Systems Board of Directors’ Covenant to Recommend.  The Siebel Systems board of directors has agreed to recommend the adoption of the merger agreement by Siebel Systems stockholders, to call a meeting of its stockholders to vote on adoption of the merger agreement and to use its reasonable best efforts to obtain the Siebel Systems stockholder approval. The Siebel Systems board of directors, however, can fail to make, withdraw, or modify in a manner adverse to Oracle, its recommendation or fail to call the special meeting as discussed below.

No Solicitation by Siebel Systems.  Siebel Systems has agreed in the merger agreement that it will not:

•	solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Siebel Systems or any of its subsidiaries to or afford access to the business, properties, assets, books or records of Siebel Systems or any of its subsidiaries to, any third party that has made, or has informed Siebel Systems that it is seeking to make, an Acquisition Proposal;

•	grant any third party waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel Systems or any of its subsidiaries or amend, terminate or redeem the Siebel Systems rights plan; or

•	enter into any agreement (except for certain confidentiality agreements) with any third party with respect to an Acquisition Proposal made by such third party, or any other agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the mergers or any of the other transactions contemplated by the merger agreement.

However, Siebel Systems or the Siebel Systems board of directors may, prior to the adoption of the merger agreement by Siebel Systems’ stockholders:

•	engage in negotiations or discussions with any third party that has made an Acquisition Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below);

•	furnish to such a third party or its representatives nonpublic information relating to Siebel Systems pursuant to an executed confidentiality agreement containing customary nondisclosure provisions;

•	grant a waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel Systems or any of its subsidiaries;

•	amend, terminate or redeem the Siebel Systems rights plan;

•	withdraw its recommendation in favor of adoption of the merger agreement or modify its recommendation in a manner adverse to Oracle;

•	terminate the merger agreement in connection with a Superior Proposal, provided that Siebel Systems follows certain procedures set forth in the merger agreement; and/or

•	take any action that any court of competent jurisdiction orders Siebel Systems to take;

but, in each case referred to in bullet points 3, 4 and 5 of this sentence, only if the Siebel Systems board of directors determines in good faith by a majority vote, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

The merger agreement provides that an “Acquisition Proposal” for Siebel Systems means, other than the transactions contemplated by the merger agreement, any offer or proposal by a third party for:

•	any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets or any class of equity or voting securities of Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems;

•	any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems; or

•	a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems, which would result in a third party beneficially owning (i) 15% or more of any class of equity or voting securities of Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems or (ii) 15% or more of the consolidated assets of Siebel Systems and its subsidiaries.

“Superior Proposal” means any written Acquisition Proposal that would result in the direct or indirect acquisition or purchase (by way of stock purchase, tender or exchange offer, merger or otherwise) by any third party of 75% or more of the consolidated assets of Siebel Systems and its subsidiaries or 75% or more of the capital stock of Siebel Systems on terms that the Siebel Systems board of directors determines in good faith by a majority vote, after consulting with its outside legal counsel and after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to Siebel Systems’ stockholders than as provided in the merger agreement with Oracle and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Siebel Systems board of directors.

Reasonable Best Efforts Covenant.  Oracle and Siebel Systems have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the mergers and the other transactions contemplated by the merger agreement. Reasonable best efforts include taking actions necessary to obtain regulatory approvals, including fulfilling applicable HSR Act and foreign competition law filing requirements as well as mutual notification of certain events. However, the merger agreement specifically provides that Oracle is not obligated to:

•	agree to or to effect any divesture, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of Siebel Systems or its subsidiaries or of Oracle, New Oracle and their subsidiaries;

•	enter into, amend, or agree to enter into or amend, any contracts of Siebel Systems or its subsidiaries or of Oracle, New Oracle and their subsidiaries;

•	otherwise waive, abandon or alter any material rights or obligations of Siebel Systems or its subsidiaries or of Oracle, New Oracle and their subsidiaries; or

•	file or defend any lawsuit, appeal any judgment or contest any injunction issued in a proceeding initiated by a governmental entity.

Indemnification and Insurance.  These matters are discussed above under the heading “Interests of Certain Persons in the Siebel Systems Merger—Indemnification and Insurance.”

Conditions to the Completion of the Mergers

Conditions to the Obligations of Oracle.  The merger agreement provides that the obligations of Oracle to consummate the merger are subject to the satisfaction of each of the following conditions:

•	absence of any legal prohibition on the completion of the mergers;

•	expiration or termination of any applicable waiting period under the HSR Act;

•	expiration or termination of any applicable waiting period or merger review period under the antitrust laws of the European Commission, Canada, Brazil, South Africa and South Korea or, if required, the affirmative approval of these governments;

•	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act of 1933 and shall not be subject to any stop order or pending or threatened proceedings seeking such a stop order;

•	Siebel Systems’ stockholders shall have adopted the merger agreement by the required vote;

•	the accuracy in all material respects of a limited number of representations and warranties made by Siebel Systems in the merger agreement relating to capitalization, non-contravention, corporate existence and power, authorization to enter into the merger agreement, the stockholder vote requirement and finders’ fees;

•	the accuracy of the remaining representations and warranties made by Siebel Systems in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded so long as all circumstances constituting such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a Material Adverse Effect on Siebel Systems;

•	performance in all material respects by Siebel Systems of all of its obligations and covenants set forth in the merger agreement that are required to be performed at or prior to the consummation of the mergers;

•	Siebel Systems’ chief executive officer shall have delivered to Oracle a certificate confirming that certain conditions have been duly satisfied;

•

absence of any pending legal proceeding commenced with respect to the mergers by any governmental entity, which legal proceeding is likely to result in a judgment that would have any of the following effects: (i) challenging or seeking to make illegal, materially delay, or prevent the merger; (ii) seeking to prohibit Oracle or any of its subsidiaries from owning or operating a material portion of the business or assets of Siebel Systems and its subsidiaries taken as a whole or Oracle and its subsidiaries taken as a whole; or (iii) seeking to compel Oracle or any of its respective subsidiaries to dispose of or hold separate a material portion of the business or assets of Siebel Systems and its subsidiaries taken as a whole or Oracle and its subsidiaries taken as a whole;

•	absence of any actions with respect to the mergers taken by any court or governmental entity, or any law, injunction, order or decree enacted, promulgated or issued with respect to the mergers by any court or governmental entity, that is likely to result in the consequences referred to in the preceding bullet point and cause a material harm to Oracle;

•	receipt by Oracle of an opinion of Davis Polk & Wardwell to the effect that the Oracle merger will not be a taxable transaction for U.S. federal income tax purposes; provided that if Oracle does not receive such opinion, Siebel Systems may waive its tax opinion condition described below and require that the transaction with Oracle be restructured as a “reverse triangular merger,” in which a wholly owned subsidiary of Oracle would merge with and into Siebel Systems, with Siebel Systems surviving the merger and each Siebel Systems stockholder receiving cash consideration of $10.66 per share; and

•	since the date of the merger agreement, absence of any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had and continues to have a Material Adverse Effect on Siebel Systems (excluding for purposes of determining whether or not this condition has been satisfied any changes in license revenues).

Conditions to the Obligations of Siebel Systems.  The obligation of Siebel Systems to consummate the merger is subject to the satisfaction of each of the following conditions:

•	absence of any legal prohibition on the completion of the mergers;

•	expiration or termination of any applicable waiting period under the HSR Act;

•	expiration of termination of any applicable waiting period or merger review period under the antitrust laws of the European Commission, Brazil, Canada, South Africa and South Korea, and, if required, affirmative approval of these governments;

•	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act of 1933 and shall not be subject to any stop order or pending or threatened proceedings seeking such a stop order;

•	Siebel Systems’ stockholders shall have adopted the merger agreement by the required vote;

•	performance in all material respects by Oracle of all of its obligations and covenants set forth in the merger agreement that are required to be performed at or prior to the consummation of the mergers;

•	the accuracy in all material respects of a limited number of representations and warranties made by Oracle in the merger agreement, including certain of those relating non-contravention and those relating to corporate existence and power, corporate authorization to enter into the merger agreement, New Oracle, Sierra Merger Sub, Ozark Merger Sub, and finders’ fees;

•	the accuracy of the remaining representations and warranties made by Oracle in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded so long as all circumstances constituting such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a Material Adverse Effect on Oracle;

•	Oracle’s chief executive officer shall have delivered to Siebel Systems a certificate confirming that certain conditions have been duly satisfied;

•	receipt by Siebel Systems of an opinion of Cooley Godward to the effect that the mergers will constitute exchanges described in Section 351 of the Internal Revenue Code for U.S. federal income tax purposes;

•	since the date of the merger agreement, absence of any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had and continues to have a Material Adverse Effect on Oracle; and

•	approval for listing on the Nasdaq Stock Market of the shares of New Oracle common stock to be issued in the mergers and upon exercise of the New Oracle stock options granted pursuant to the merger agreement.

In the event that either Oracle or Siebel Systems waives its tax opinion condition and there are any material adverse changes in the U.S. federal income tax consequences to the Siebel Systems stockholders, we will inform you of this decision and ask you to vote on the transaction taking this into consideration.

Termination

The merger agreement provides that, at any time prior to the closing, either before or after the requisite approvals of the stockholders of New Oracle or Siebel Systems have been obtained, Oracle and Siebel Systems can terminate the merger agreement by mutual written consent.

The merger agreement also provides that, at any time prior to the closing, either before or after the requisite approvals of the stockholders of New Oracle or Siebel Systems have been obtained, either company can terminate the merger agreement:

•	if the mergers have not been completed on or before March 31, 2006; provided that if on such date all conditions other than those relating to antitrust or other governmental approvals have been satisfied or waived, this date may be extended by either party, by notice to the other party, to September 30, 2006; provided further that neither Oracle nor Siebel Systems can terminate the merger agreement pursuant to this provision if its breach of any of its obligations under the merger agreement has resulted in the failure of the mergers to occur on or before that date;

•	if the Siebel Systems special meeting (including any postponements and adjournments thereof) has been held, a final vote on the adoption of the merger agreement has been taken and Siebel Systems’ stockholders do not approve the adoption of the merger agreement;

•	if there is a permanent legal prohibition on completing the mergers; or

•	if:

•	there occurs a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the related closing condition not to be satisfied;

•	the party seeking to terminate gives written notice to the other party of such party’s breach or failure and such breach or failure is not cured in all material respects within 15 days of delivery of such notice; and

•	the other party is incapable of correcting the inaccuracy or remedying the failure by September 30, 2006.

The merger agreement provides that Oracle may also terminate the merger agreement prior to the Siebel Systems special meeting if the Siebel Systems board of directors has withdrawn its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modified its recommendation in a manner adverse to Oracle; provided that Oracle will only have the right to terminate the merger agreement pursuant to this provision for a period of 20 business days after the change in recommendation by the Siebel Systems board of directors.

The merger agreement provides that Siebel Systems may also terminate the merger agreement:

•	prior to the Siebel Systems special meeting, if the Siebel Systems board of directors authorizes Siebel Systems, subject to complying with the terms of the merger agreement, to accept (or to enter into a written agreement for a transaction constituting) a Superior Proposal; provided that Siebel Systems has paid the termination fee described below; provided, further, that:

•	Siebel Systems notifies Oracle at least three business days prior to such termination of its intention to terminate the merger agreement to accept (or to enter into a binding written agreement concerning an Acquisition Proposal that constitutes) a Superior Proposal; and

•	Oracle does not make prior to such termination a binding, unconditional offer that the Siebel Systems board of directors determines is at least as favorable to the stockholders of Siebel Systems as such Superior Proposal; or

•	if at any time after the date of the merger agreement any governmental authority initiates any suit, litigation, arbitration or court or administrative proceeding, obtains any judgment or obtains any injunction with respect to either of the mergers, and Oracle fails to use reasonable best efforts to defend against such suit, litigation, arbitration or court or administrative proceeding, appeal such judgment or contest any such injunction.

Termination Fees Payable by Siebel Systems

The merger agreement provides that Siebel Systems will pay Oracle a termination fee of $140 million in cash if any of the following events occurs:

•	the merger agreement is terminated by Siebel Systems or Oracle:

•	under the provision of the merger agreement permitting such termination in the event that the Siebel Systems stockholders have failed to adopt the merger agreement, as described in “The Merger Agreement—Termination”;

•	after the date of the merger agreement and prior to the meeting of Siebel Systems stockholders, a bona fide Acquisition Proposal has been publicly made (and not publicly withdrawn) (for this purpose, all references in the definition of Acquisition Proposal to “15%” shall refer to “50%”); and

•	within 12 months of termination of the merger agreement Siebel Systems completes an Alternative Transaction or enters into an agreement providing for an Alternative Transaction which transaction is ultimately completed. Under the merger agreement, a “Alternative Transaction” has the same meaning as an “Acquisition Proposal” except all references to “15%” shall refer to “50%” instead;

•	the merger agreement is terminated by Oracle under the provision of the merger agreement permitting such termination in the event that the Siebel Systems board of directors has withdrawn its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modified its recommendation in a manner adverse to Oracle, as described in “The Merger Agreement—Termination,” so long as such termination occurs within 20 business days of such change in recommendation; or

•	the merger agreement is terminated by Siebel Systems under the provision of the merger agreement permitting such termination in the event that Siebel Systems accepts (or enters into a written agreement for a transaction constituting) a Superior Proposal, as described in “The Merger Agreement—Termination.”

Other Expenses

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby, other than termination fees payable upon termination under “The Merger Agreement—Termination Fees Payable by Siebel Systems,” will be paid by the party incurring the expenses, whether or not the mergers are consummated.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after adoption of the merger agreement by Siebel Systems stockholders and without their further approval, no amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for Siebel Systems common stock.

THE SPECIAL MEETING

The Siebel Systems board of directors is using this document to solicit proxies from the holders of Siebel Systems common stock for use at the special meeting of Siebel Systems’ stockholders. Siebel Systems is first mailing this proxy statement/prospectus and accompanying form of proxy to Siebel Systems stockholders on or about [            ].

Matters Relating to the Special Meeting

Time and Place:	, 2005 [ :00] a.m., Pacific Time [address] [address] [city], [state]

Purpose of Special Meeting Is to Vote on the Following Items:

1. To adopt the merger agreement, as described in “The Proposed Transaction” on page 28.

2. To approve a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

3. To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

Record Date:	The record date for shares entitled to vote is [ ], 2005.

Outstanding Shares Held on Record Date:	On the record date, there were an aggregate of [ ] shares of common stock outstanding and entitled to vote.

Shares Entitled to Vote:	Shares entitled to vote at the special meeting are Siebel Systems common stock. Each share of Siebel Systems common stock is entitled to one vote.

Quorum Requirement:

A quorum of stockholders (at least a majority of the outstanding shares of common stock represented by proxy or in person at the special meeting) is necessary to hold a valid special meeting. On the record date, there were an aggregate of [            ] shares of common stock outstanding. Thus, [            ] shares must be represented by proxy or present in person at the special meeting to have a quorum. The inspector of elections will determine whether or not a quorum is present.

Abstentions and broker non-votes count towards the quorum requirement. If there is no quorum, a majority of the shares present in person or by proxy at the special meeting may vote to adjourn the special meeting to another date.

Shares Beneficially Owned by Siebel Systems Directors and Executive Officers as of the Record Date:	Siebel Systems directors and executive officers beneficially owned [ ] shares of Siebel Systems common stock on the record date, including exercisable options. These shares represent in total approximately [ ]% of the total voting power of Siebel Systems’ voting securities.

Webcast of Special Meeting:	The special meeting will be webcast and available for replay for one week following the special meeting. To access the webcast of the special meeting, go to the Investor Relations page on Siebel Systems’ website, www.siebel.com/investor, and follow the directions provided. Please note that information on, or that can be accessed through, Siebel Systems’ website, other than the proxy statement/prospectus and form of proxy, is not part of the proxy soliciting materials, is not deemed “filed” with the SEC, and is not to be incorporated by reference into any of Siebel Systems’ filings under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Votes Necessary to Approve the Siebel Systems Merger Proposal

Item	Vote Necessary*
Siebel Systems Merger Proposal	Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock. Abstentions and broker non-votes have the same effect as a vote against the Siebel Systems merger proposal.

Proposal to Adjourn Special Meeting	Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares represented at special meeting and entitled to vote.

*	Under the rules of the New York Stock Exchange, if your broker holds your shares in its name, your broker may not vote your shares on the proposal to adopt the merger agreement or the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies absent instructions from you.

Proxies

Submitting Your Proxy.  You may vote in person by ballot at the Siebel Systems special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the Siebel Systems special meeting. If you attend the special meeting in person, you may cancel any proxy previously given and vote by ballot.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Siebel Systems by 11:59 p.m. Eastern Time on                          , 2005, one of the individuals named as your proxy will vote your shares as you have directed. You may direct your shares to be voted “For” or “Against” the proposals or abstain from voting.

How to Vote by Proxy

By telephone:	You may submit your proxy by telephone by following the instructions included on your proxy card. Telephone voting will be accessible until 11:59 p.m. Eastern Time on [ ]. If you submit your proxy by telephone, you do not need to return your proxy card.

By Internet:	You may also choose to submit your proxy on the Internet. The website for Internet voting should be listed on your proxy card. Internet voting will be accessible until 11:59 p.m. Eastern Time on [ ]. If you submit your proxy on the Internet, you do not need to return your proxy card.

By mail:	To submit your proxy by mail, simply complete, date and sign your proxy and return it in the return envelope provided. Postage will be pre-paid if mailed in the United States.

If you submit your proxy but do not make specific choices with respect to the proposals, your proxy will follow the Siebel Systems board of directors’ recommendations and vote your shares:

•	“For” adoption of the merger agreement; and

•	“For” the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement.

Siebel Systems Householding Information

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement/prospectus and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be “householding” our proxy materials. A single proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, please notify your broker, direct your written request to Siebel Systems, Inc., Investor Relations, 2207 Bridgepointe Parkway, San Mateo, California 94404, or investor.relations@siebel.com or contact Investor Relations at (650) 477-5000. Stockholders who currently receive multiple copies of the proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker.

Changing or Revoking Your Proxy

You can revoke your proxy at any time before the close of voting at the special meeting. You may revoke your proxy in any of the following ways:

•	Prior to the special meeting, you may:

•	submit another properly completed proxy card with a later date by following the return instructions on the proxy card;

•	submit another proxy by telephone or over the Internet after you have already provided an earlier proxy (please see “Proxies - How to Vote by Proxy” above for instructions on how to do so); or

•	send a written notice that you are revoking your proxy to our Corporate Secretary at Siebel Systems’ principal offices at 2207 Bridgepointe Parkway, San Mateo, California 94404.

•	During the special meeting, you may vote in person prior to the close of voting. Simply attending the special meeting will not, by itself, revoke your proxy.

Voting in Person

If you are a stockholder of record and you wish to vote in person at the special meeting, a ballot will be provided at the special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Proxy Solicitation

Siebel Systems will pay its own costs of soliciting proxies. In addition to the Siebel Systems’ proxy materials, Siebel Systems’ directors, officers, other employees and any other solicitors that Siebel Systems may retain may also solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Siebel Systems will provide copies of its solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of Siebel Systems common stock for distribution to such beneficial owners. Siebel Systems has retained [                    ] to aid in Siebel Systems’ proxy solicitation process. Siebel Systems estimates that its proxy solicitor fees will be approximately $[                    ].

Do not send in any stock certificates with your proxy cards. The Exchange Agent will mail transmittal forms with instructions for the surrender of stock certificates for Siebel Systems common stock to former Siebel Systems stockholders as soon as practicable after the completion of the Siebel Systems merger.

Other Business

Siebel Systems is not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

Stockholder Account Maintenance

Siebel Systems’ transfer agent is Mellon Investor Services LLC. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock, and similar issues, should be made by calling the Transfer Agent’s toll-free number, (800) 522-6645, or by email at shrrelations@mellon.com. In addition, you can access your account through the Transfer Agent’s website. To access your account on the Internet, visit www.melloninvestor.com.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the Siebel Systems merger, stockholders of Siebel Systems will become stockholders of New Oracle. Set forth on the following pages is a summary comparison of material differences between the rights of a New Oracle stockholder under the New Oracle certificate of incorporation and bylaws that will be in effect upon the closing of the Siebel Systems merger (each of which contain provisions identical to the certificate of incorporation and bylaws of Oracle currently in effect, other than certain immaterial provisions) and the rights of a Siebel Systems stockholder under Siebel Systems’ certificate of incorporation and bylaws currently in effect.

Copies of these documents will be sent to holders of Siebel Systems common stock upon request. We encourage you to refer to the relevant portions of the New Oracle certificate of incorporation and bylaws and the Siebel Systems certificate of incorporation and bylaws, each of which is incorporated in this document by reference, and the relevant provisions of the Delaware General Corporation Law.

Authorized Capital Stock

The authorized capital stock of New Oracle consists of 11,000,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which 200,000 shares are designated as Series A Junior Participating Preferred Stock and 11,200 shares are designated as Series B Preferred Stock.

The authorized capital stock of Siebel Systems consists of 2,000,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share, of which 1 share is designated as Series A1 Preferred Stock and 100,000 shares are designated as Series A2 Junior Participating Preferred Stock.

Size of Board of Directors

The number of New Oracle directors will be fixed from time to time by resolution of the New Oracle board of directors. The number of New Oracle directors following completion of the Siebel Systems merger will be fixed at twelve.

The number of Siebel Systems directors is fixed from time to time by resolution of the Siebel Systems board of directors. The number of Siebel Systems directors is currently fixed at ten.

Classified Board of Directors

New Oracle will not have a classified board of directors. Each director will be elected annually to a one-year term.

Siebel Systems’ board of directors is divided into three classes, each as nearly equal in number as possible, with each class being elected every three years to a three-year term.

Removal of Directors; Vacancies and Newly Created Directorships

New Oracle directors will be able to be removed, with or without cause, by a majority of the shares entitled to vote in an election of directors. Vacancies and newly created directorships on the New Oracle board of directors will be filled by a majority of the directors then in office, although less than a quorum, or by the stockholders.

Siebel Systems directors may be removed only for cause by a majority of the shares entitled to vote in an election of directors. Vacancies and newly created directorships on the Siebel Systems board of directors may be filled only by a majority of the directors then in office, although less than a quorum, and not by the stockholders, unless the board of directors determines that the stockholders shall fill such vacancies or newly created directorships.

Action by Written Consent

New Oracle stockholders will have the right to act by written consent in lieu of a stockholder meeting.

Siebel Systems stockholders may not take action by written consent in lieu of a stockholder meeting.

Ability to Call a Special Meeting

Holders of 20% or more of the outstanding shares of New Oracle common stock will have the right to call a special meeting of New Oracle stockholders.

Siebel Systems stockholders do not have the right to call a special meeting of Siebel Systems stockholders.

Nominations and Stockholder Proposals

There are no provisions in the certificate of incorporation or bylaws of New Oracle that will limit the ways in which stockholders can nominate directors or make other proposals at any annual meeting of New Oracle stockholders.

Siebel Systems’ bylaws require any stockholder seeking to bring a nomination or proposal before an annual meeting to give notice of the nomination or proposal to Siebel Systems between 90 and 120 days prior to first anniversary of the preceding year’s annual meeting subject to certain exceptions, provide specified information about the proponent and the nomination or proposal and comply with certain other procedural requirements.

Amendment of Certificate of Incorporation

The affirmative vote of holders of a majority of the outstanding shares of New Oracle common stock will be required to amend the New Oracle certificate of incorporation.

The affirmative vote of holders of a majority of the outstanding shares of Siebel Systems common stock is required to amend the Siebel Systems certificate of incorporation, except that the affirmative vote of holders of at least 66-2/3% of the outstanding shares of Siebel Systems common stock is required to amend certain provisions of the certificate of incorporation relating to the election and removal of directors, the calling of special meetings, stockholders’ inability to act by written consent, indemnification of directors and amendment of the Siebel Systems bylaws and certificate of incorporation.

Amendment of Bylaws

The New Oracle board of directors will have the power to amend the New Oracle bylaws, other than bylaws adopted by the New Oracle stockholders that specify that they cannot be amended by the New Oracle board of directors. The New Oracle bylaws will also be amendable with the approval of holders of a majority of the votes cast by New Oracle stockholders at a stockholder meeting.

The Siebel Systems board of directors has the power to amend the Siebel Systems bylaws. The Siebel Systems bylaws may also be amended with the approval of holders of at least 66-2/3% of the outstanding shares of Siebel Systems common stock.

State Anti-Takeover Laws

Section 203 of the Delaware General Corporation Law applies to New Oracle and Siebel Systems. It is an anti-takeover statute that is designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with New Oracle or Siebel Systems to negotiate with the board of directors for the fair and equitable treatment of all stockholders.

Under Section 203 of the Delaware General Corporation Law, no Delaware corporation shall engage in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. “Business combination” includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This prohibition does not apply if

•	prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder’s becoming an interested stockholder,

•	upon consummation of the transaction resulting in the stockholder’s becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and by certain employee stock plans, or

•	at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own.

A Delaware corporation may elect not to be governed by these restrictions. Neither New Oracle nor Siebel Systems has opted out of Section 203.

Rights Plans

Under Delaware General Corporation Law, every corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of the shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of the rights.

Siebel Systems has entered into a stockholder rights agreement, and New Oracle will enter into a stockholder rights agreement prior to closing that contains provisions substantially similar to the amended and restated rights agreement of Oracle currently in effect. Following are the summaries of these rights agreements.

New Oracle.  New Oracle will have a stockholder rights plan under which each stockholder will have one right for each share of New Oracle common stock held. Each right entitles the registered holder to purchase from New Oracle one six thousand seven hundred fiftieth of a share of New Oracle’s Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $125. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description and terms of the rights will be set forth in the Rights Agreement to be dated on or prior to the closing date.

The New Oracle rights will be attached to all New Oracle common stock and will be represented by the certificates representing New Oracle common stock, and no separate certificates representing New Oracle Rights will be distributed except as follows. The New Oracle Rights will separate from the New Oracle common stock, and be represented by separate rights certificates, upon the earlier of:

•	10 days following the date of any public announcement that a person or group of affiliated or associated persons (an “acquiring person”), but excluding New Oracle and Lawrence J. Ellison and his affiliates has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding New Oracle common stock, or

•	10 days following the commencement of a tender offer or exchange offer that would result in a person beneficially owning 15% or more of the outstanding New Oracle common stock.

Until the New Oracle rights separate from the New Oracle common stock to which they will be attached, or an earlier date on which these rights are redeemed, exchanged or expire:

•	the rights will be evidenced by the common share certificates and will be transferred only with them,

•	all common share certificates will contain a notation incorporating the terms of the Rights Agreement by reference, and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the date when the rights separate from the common stock, right certificates will be mailed to holders of record of common stock as of the close of business on that date and, after that time, the separate right certificates alone will represent the rights. Only common stock issued prior to the date when the rights separate from the common stock will be issued with rights. Lawrence J. Ellison and his affiliates, associates and successors may acquire greater beneficial ownership of in excess of 15% of the common stock without becoming an acquiring person or causing the rights to separate from the common stock. The New Oracle rights are not exercisable until their separation from the New Oracle common stock and will expire at the close of business on March 31, 2008, unless the New Oracle board exchanges or redeems them earlier, as described below.

If a third party (other than Lawrence J. Ellison and his affiliates) acquires 15% or more of the New Oracle common stock, as described above, thus triggering a separation of the New Oracle rights from the New Oracle common stock, each holder of a New Oracle right will thereafter have the right to receive, upon exercise and payment of the exercise price, New Oracle common stock having a value equal to two times the exercise price. Alternatively, if the New Oracle rights separate from the common stock and become exercisable, New Oracle may provide that each right shall be exchanged for one and one-half New Oracle common share (subject to adjustment) and without other payment of the exercise price, provided that the New Oracle board of directors may not effect the exchange at any time after any person, other than New Oracle, or Lawrence J. Ellison and his affiliates, together with all affiliates and associates of this person, beneficially owns 50% or more of the New Oracle common stock then outstanding.

If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding New Oracle common stock, as described above,

•	New Oracle is acquired in a merger or other business combination,

•	an acquiring firm merges into New Oracle, or

•	50% or more of New Oracle’s assets or earning power is sold or transferred,

each holder of a New Oracle right, except as set forth below, shall thereafter have the right to receive, upon exercise and payment of the exercise price, common stock of the acquirer having a value equal to twice the exercise price.

Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding New Oracle common stock other than Lawrence J. Ellison and his affiliates will be null and void.

At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding New Oracle common stock, or March 31, 2008, the New Oracle board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.000148 per right. Immediately upon the New Oracle board of directors’ ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

The New Oracle board of directors may amend any provision of the Rights Agreement without approval of the holders of the rights prior to the time a person becomes an acquiring person. After this date, the board may not amend the Rights Agreement in any manner that would adversely affect the interests of the holders of the rights.

Until a right is exercised, a holder of rights will have no rights as a New Oracle stockholder, including the right to vote and to receive dividends, beyond its rights as an existing stockholder.

The New Oracle rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire 15% or more of the outstanding New Oracle common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of New Oracle’s board to negotiate with an acquirer on behalf of all the stockholders. The rights should also not interfere with any merger or other business combination approved by the New Oracle board of directors and the New Oracle stockholders because the board of directors may redeem the rights.

Siebel Systems.  Siebel Systems has a stockholder rights plan under which each stockholder has one right for each share of common stock held. Each right entitles the registered holder to purchase from Siebel Systems one ten thousandth of a share of Siebel Systems’ Series A2 Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $70. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description of the terms of the rights are set forth in the Rights Agreement dated as of January 29, 2003, and as amended on September 12, 2005, by and between Siebel Systems and Mellon Investor Services LLC, as rights agent. In connection with the execution of the merger agreement, the Siebel Systems board of directors amended the Siebel Systems Rights Agreement to make the rights inapplicable to the transactions contemplated by the merger agreement.

The Siebel Systems rights are attached to all Siebel Systems common share certificates currently outstanding, and no separate certificates representing them have been distributed. The rights will separate from the Siebel Systems common stock, and be represented by separate certificates, upon the earlier of:

•	The date of any public announcement that a person or group of affiliated or associated persons (an “acquiring person”), but excluding particular persons and entities, such as Siebel Systems, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Siebel Systems common stock, or

•	10 business days following the commencement of a tender offer or exchange offer that would result in an acquiring person beneficially owning 15% or more of the outstanding Siebel Systems stock.

Thomas M. Siebel and his associates and affiliates may have greater beneficial ownership without becoming an acquiring person.

Until the Siebel Systems rights separate from the Siebel Systems common stock to which they are attached, or an earlier date on which these rights are redeemed, exchanged or expire:

•	the rights will be evidenced by the common share certificates and will be transferred only with them,

•	all new common share certificates issued after the date of the rights agreement will contain a notation incorporating the terms of the rights agreement by reference, and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the date when the rights separate from the common stock, right certificates will be mailed to holders of record of common stock as of the close of business on that date and, after that time, the separate right certificates alone will represent rights. Only common stock issued prior to the date when the rights separate from the common stock will be issued with rights. The Siebel Systems rights are not exercisable until their separation from the Siebel Systems common stock and will expire at the earlier of the close of business on February 12, 2013 or the effective time of the Siebel Systems merger, unless the Siebel Systems board exchanges or redeems them earlier, as described below.

If, other than in connection with the Siebel Systems merger, a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the Siebel Systems common stock thus triggering the separation of the Siebel Systems rights from the Siebel Systems common stock, each holder of a Siebel Systems right will thereafter have the right to receive, upon exercise and payment of the exercise price, Siebel Systems common stock or, in some circumstances, cash, property or other securities of Siebel Systems, having a value equal to two times the exercise price. Alternatively, if the Siebel Systems rights separate from the common stock and become exercisable, Siebel Systems may provide that each right shall be exchanged for one Siebel Systems common share and without other payment of the exercise price, provided that the Siebel Systems board of directors may not effect the exchange at any time after any person, other than Siebel Systems or specified other related parties, together with all affiliates and associates of this person, beneficially owns 50% or more of the Siebel Systems common stock then outstanding.

If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding Siebel Systems common stock, as described above,

•	If, other than in connection with the Siebel Systems merger, Siebel Systems is acquired in a merger or other business combination,

•	If, other than in connection with the Siebel Systems merger, an acquiring firm merges into Siebel Systems, or

•	50% or more of Siebel Systems’ assets or earning power is sold or transferred,

each holder of a Siebel Systems right, except as set forth below, shall thereafter have the right to receive, upon exercise and payment of the exercise price, common stock of the acquirer having a value equal to twice the exercise price.

Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding Siebel Systems common stock will be null and void.

At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of 15% of the outstanding Siebel Systems common stock, February 12, 2013, or the moment in time immediately preceding the Siebel Systems merger the Siebel Systems board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.001 per right. Immediately upon the Siebel Systems board of directors’ ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

The Siebel Systems board of directors may amend any provision of the rights agreement without approval of the holders of the rights prior to the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding Siebel Systems common stock. After this date the board may not amend the rights agreement in any manner that would adversely affect the interests of the holders of the rights (with the exclusion of the third party).

Until a right is exercised, a holder of rights will have no rights as a Siebel Systems stockholder, including the right to vote and to receive dividends, beyond its rights as an existing stockholder.

The Siebel Systems rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire more than 15% of the outstanding Siebel Systems common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of the Siebel Systems board of directors to negotiate with an acquirer on behalf of all the stockholders. The rights should also not interfere with any merger or other business combination approved by the Siebel Systems board of directors and the Siebel Systems stockholders because the board of directors may redeem the rights.

DESCRIPTION OF ORACLE CAPITAL STOCK

The following summary of the terms of the capital stock of Oracle is not meant to be complete and is qualified by reference to the relevant provisions of Delaware law and the Oracle restated certificate of incorporation and bylaws. Copies of the Oracle restated certificate of incorporation and bylaws are incorporated by reference and will be sent to holders of shares of Oracle common stock and Siebel Systems common stock upon request. Please see “Where You Can Find More Information” below.

Authorized Capital Stock

Prior to Completion of the Transaction.  Under the Oracle restated certificate of incorporation, Oracle’s authorized capital stock consists of 11 billion shares of Oracle common stock, $0.01 par value, and 1 million shares of preferred stock, $0.01 par value. As of December 12, 2005, there were issued and outstanding:

•	5,154,349,949 shares of Oracle common stock (not counting shares held in Oracle’s treasury), and

•	employee stock options to purchase an aggregate of approximately 479,359,540 shares of Oracle common stock.

Following Completion of the Transaction.  If the Siebel Systems merger is completed, the provisions of the certificate of incorporation of New Oracle, including its capital stock and the designations, rights, powers and preferences of such capital stock, and the qualifications, limitations and restrictions thereof, will be identical to those of Oracle immediately prior to completion of the Siebel Systems merger.

Oracle Common Stock

Oracle Common Stock Outstanding.  The outstanding shares of Oracle common stock are, and the New Oracle common stock issued in the Siebel Systems merger will be, duly authorized, validly issued, fully paid and nonassessable. Oracle common stock is, and New Oracle common stock will upon completion of the Siebel Systems merger be, listed and principally traded on the Nasdaq Stock Market under the symbol “ORCL.”

Voting Rights.  Each holder of shares of Oracle common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights.  Subject to any preferential dividend rights granted to the holders of any shares of Oracle preferred stock that may at the time be outstanding, holders of Oracle common stock are entitled to receive dividends as may be declared from time to time by Oracle’s board of directors out of funds legally available therefor. Oracle has never declared or paid any cash dividends on its common stock or any of its other securities and does not expect to do so for the foreseeable future.

Rights upon Liquidation.  Holders of Oracle common stock are entitled to share pro rata, upon any liquidation or dissolution of Oracle, in all remaining assets available for distribution to stockholders after payment or providing for Oracle’s liabilities and the liquidation preference of any outstanding Oracle preferred stock.

Preemptive Rights.  Holders of Oracle common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Oracle Preferred Stock

Oracle Stockholder Rights Plan.  Oracle maintains a stockholder rights plan under which each Oracle stockholder will have one right for each share of Oracle common stock held. Each right entitles the registered holder to purchase from Oracle one six thousand seven hundred fiftieth of a share of Oracle’s Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $125. The terms and conditions of the Oracle Stockholder Rights Plan is substantively equivalent to the terms and conditions of the New Oracle Stockholder Rights Plan described in “Comparison of Stockholder Rights—Rights Plan—New Oracle”. The description and terms of the rights are also set forth in an Amended and Restated Preferred Shares Rights Agreement between the Company and BankBoston, N.A., as Rights Agent, dated as of March 31, 1998, and amended as of March 22, 1999.

Blank Check Preferred Stock.  Under the Oracle restated certificate of incorporation, without further stockholder action, the Oracle board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Transfer Agent and Registrar

Computershare Ltd. is the transfer agent and registrar for the New Oracle common stock.

Stock Exchange Listing of New Oracle Common Stock; Delisting of Siebel Systems Common Stock

It is a condition to the Siebel Systems merger that the New Oracle common stock issuable in the Siebel Systems merger be approved for listing on The Nasdaq Stock Market on or prior to the effective time of the Siebel Systems merger, subject to official notice of issuance. If the Siebel Systems merger is completed, Siebel Systems common stock will cease to be listed on The Nasdaq Stock Market.

LEGAL MATTERS

Davis Polk & Wardwell, special counsel to Oracle, will pass on the validity of the New Oracle common stock to be issued to Siebel Systems stockholders in the Siebel Systems merger. It is a condition to the completion of the Siebel Systems merger that Oracle receive an opinion from Davis Polk & Wardwell to the effect that the Oracle merger will not be a taxable transaction for U.S. federal income tax purposes and Siebel Systems receive an opinion from Cooley Godward, counsel to Siebel Systems, to the effect that the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code applies. This condition may be waived. Please see “The Merger Agreement—Conditions to the Completion of the Mergers” and “The Proposed Transaction—Material U.S. Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements of Oracle appearing in Oracle’s Annual Report on Form 10-K for the year ended May 31, 2005 (including schedule appearing therein), and Oracle management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Siebel Systems as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, and Siebel Systems management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

From time to time, certain Oracle and Siebel Systems stockholders submit proposals they believe should be voted upon by the stockholders. The SEC has adopted regulations that govern the inclusion of such proposals in the annual meeting proxy materials.

Stockholder proposals for inclusion in Oracle’s proxy statement and form of proxy relating to the Oracle 2006 annual meeting of stockholders must be received by May 2, 2006. Before July 19, 2006, an Oracle stockholder may also submit a proposal or director nomination for the 2006 annual meeting of stockholders that may be considered at such meeting but not included in Oracle’s proxy statement or form of proxy. Such stockholder proposals should be sent by mail to Daniel Cooperman, Senior Vice President, General Counsel & Secretary, Oracle Corporation, 500 Oracle Parkway, Mailstop 5op7, Redwood City, California 94065. Stockholders may also submit a proposal via facsimile addressed to Daniel Cooperman, Senior Vice President, General Counsel and Secretary to (650) 506-7114 and followed with a hard copy.

Stockholder proposals for inclusion in Siebel Systems’ proxy statement and form of proxy relating to the Siebel Systems 2006 annual meeting of stockholders must be received by January 2, 2006. Between February 8, 2006 and March 10, 2006, Siebel Systems stockholders may also submit a proposal or director nomination for the 2006 annual meeting of stockholders that may be considered at such meeting but not included in Siebel Systems’ proxy statement or form of proxy. Such stockholder proposals should be addressed to Siebel Systems to our Corporate Secretary at 2207 Bridgepointe Parkway, San Mateo, California 94404. You should also review Siebel Systems’ Bylaws, which are filed with the SEC, for additional requirements about advance notice of stockholder proposals and director nominations.

WHERE YOU CAN FIND MORE INFORMATION

Oracle and Siebel Systems file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like Siebel Systems and Oracle, that make electronic filings with the SEC. The address of that site is www.sec.gov.

New Oracle filed a registration statement on Form S-4 to register with the SEC the New Oracle common stock to be issued to Siebel Systems stockholders in the Siebel Systems merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New Oracle in addition to being a proxy statement of Siebel Systems for the special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement.

The SEC allows us to “incorporate by reference” information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial performance.

You may also find more information by visiting the Oracle and Siebel Systems websites at www.oracle.com and www.siebel.com, respectively.

Oracle SEC Filings (File No. 000-14376)	Period
Annual Report on Form 10-K	Fiscal year ended May 31, 2005

Quarterly Report on Form 10-Q	Quarter ended August 31, 2005

Proxy Statement on Schedule 14A	Annual meeting held October 10, 2005

Current Reports on Form 8-K	Filed on June 27, 2005, August 8, 2005, August 30, 2005, September 9, 2005, September 12, 2005, September 15, 2005, October 13, 2005, November 3, 2005, November 9, 2005 and November 14, 2005

Description of Oracle Common Stock from Registration Statement on Form 8-A (as amended)	Filed on April 2, 1986

Description of Oracle Preferred Stock from Registration Statement on Form 8-A	Filed on December 10, 1990, January 24, 1994, March 31, 1998 and March 22, 1999

Siebel Systems SEC Filings (File No. 000-20725)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Proxy Statement on Schedule 14A	Annual meeting held June 8, 2005

Current Reports on Form 8-K	Filed on January 11, 2005, January 27, 2005 (only that information deemed “filed” under Items 4.02 and 9.01), February 24, 2005, March 3, 2005, April 18, 2005, April 20, 2005, May 26, 2005, July 7, 2005 (Item 2.05 disclosure only), September 12, 2005, September 19, 2005 and November 17, 2005

Description of Siebel Systems Common Stock from Registration Statement on Form 8-A	Filed on May 15, 1996

We are also incorporating by reference additional documents that we file with the SEC between the date of this proxy statement/prospectus and the later of the date of the special meeting and the election deadline.

Oracle has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Oracle, and Siebel Systems has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Siebel Systems.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following address:

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, California 94404

(650) 477-5000

If you would like to request documents from us, please do so by                 , 2005 to receive them before the stockholders’ meetings. We shall send the documents by first-class mail within one business day of receiving your request.

You can also get more information by visiting Oracle’s web site at www.oracle.com and Siebel Systems’ website at www.siebel.com. Website materials are not part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Siebel Systems merger proposal. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Siebel Systems or Oracle. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. This proxy statement/prospectus is dated                 , 2005. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of New Oracle common stock in the transaction shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

September 12, 2005

among

ORACLE CORPORATION,

SIEBEL SYSTEMS, INC.,

OZARK HOLDING INC.,

OZARK MERGER SUB INC.

and

SIERRA MERGER SUB INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of September 12, 2005 (this “Agreement”) among Oracle Corporation, a Delaware corporation (“Oracle”), Siebel Systems, Inc., a Delaware corporation (“Siebel”), Ozark Holding Inc., a Delaware corporation and a wholly owned subsidiary of Oracle (“Parent”), Ozark Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Ozark Merger Sub”), and Sierra Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sierra Merger Sub” and, together with Ozark Merger Sub, the “Merger Subs”).

WHEREAS, the Boards of Directors of each of Oracle, Siebel, Parent, Ozark Merger Sub and Sierra Merger Sub have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the transactions contemplated hereby on the terms and conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, in consideration of Oracle entering into this Agreement and incurring certain related fees and expenses, certain stockholders of Siebel are executing a voting agreement dated as of the date hereof (the “Voting Agreement”) relating to Siebel Stock (as defined below) beneficially owned by such stockholders; and

WHEREAS, it is intended that, for United States federal income tax purposes, the Mergers (as defined below) shall qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal by a Third Party for (a) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Siebel and its Subsidiaries or 15% or more of any class of equity or voting securities of Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel, in each such case in this clause (c) which would result in a Third Party beneficially owning (i) 15% or more of any class of equity or voting securities of Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel or (ii) 15% or more of the consolidated assets of Siebel and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Average Oracle Stock Price” means the greater of (i) the average closing price of Oracle Stock on the Nasdaq over the ten trading days immediately preceding (but not including) the date on which the Effective Time occurs or (ii) $10.72.

“Alternative Transaction” means a transaction described in the definition of “Acquisition Proposal”; provided, however, that for purposes of this definition of “Alternative Transaction,” all references in the definition of “Acquisition Proposal” to “15%” shall be deemed to refer to 50% instead.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” means the date of Closing.

“Competition Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument of any kind.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Law (including common law) or permit primarily relating to the protection of the environment.

“Environmental Permits” means, with respect to any Person, all permits, licenses and approvals required by Environmental Laws and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all trademarks, trade names, service marks, domain names, patents, copyrights, trade secrets, and all applications and registrations of such worldwide; and technology (including but not limited to computer software programs, applications, algorithms, models, databases or documentation), inventions, know-how and tangible or intangible proprietary information or materials.

“Knowledge” means (a) with respect to Siebel, the actual knowledge of any of its executive officers or any of the Persons listed on Exhibit B (as it has been updated through the date of this Agreement) of the NDA, as amended, who are employees of Siebel or its Subsidiaries as of the date of this Agreement; and (b) with respect to Oracle, the actual knowledge of any of its executive officers and any of the Persons listed on Exhibit B (as it has been updated through the date of this Agreement) of the NDA, as amended, who are employees of Oracle or its Subsidiaries as of the date of this Agreement.

“Law” means any foreign, domestic, federal, state or local law, statute, ordinance, rule, regulation, order, judicial decision, judgment or decree.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind, but excluding Permitted Liens. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the financial condition, business or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect on any Person: (a) any adverse effect (including any loss of employees, any cancellation of or delay in customer orders, any litigation or any disruption in supplier, distributor, partner or similar relationships) resulting from or arising out of the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Mergers, (b) any adverse effect resulting from or arising out of general economic conditions to the extent that they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (c) any adverse effect resulting from or arising out of general conditions in the industries in which such Person and its Subsidiaries operate to the extent that they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (d) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (e) any adverse effect resulting from or arising out of changes (after the date of this Agreement) in GAAP or applicable Laws, (f) any adverse effect resulting from or arising out of the matters disclosed in Section 1.01 of the Siebel Disclosure Schedule or (g) any adverse effect resulting from or arising out of the failure of any Person to meet internal or analysts’ expectations or projections (it being understood, however, that any facts, events, changes or developments causing or contributing to such failures to meet expectations or projections may (unless addressed in any of (a), (b), (c), (d), (e) or (f) of this definition) constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

“Nasdaq” means the Nasdaq Stock Market.

“NDA” means the Non-Disclosure Agreement dated as of June 15, 2005 between Siebel and Oracle.

“Other Oracle Representations” means the representations and warranties of Oracle other than the Oracle Specified Representations.

“Other Siebel Representations” means the representations and warranties of Siebel other than the Siebel Specified Representations.

“Oracle Stock” means the common stock, $0.01 par value per share, of Oracle.

“Oracle Specified Representations” means the representations and warranties contained in Sections 5.01, 5.02, 5.03, 5.05(a), 5.05(b) and 5.08.

“Parent Stock” means the common stock, $0.01 par value per share, of Parent.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other encumbrances arising or incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith by the relevant party or any Subsidiary of the relevant party and for which the relevant party or a Subsidiary of the relevant party has established adequate reserves, (b) liens or other encumbrances for Taxes that are not due and payable, that are being contested in good faith by appropriate proceedings or that may thereafter be paid without interest or penalty or (c) Liens that, in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Registered IP” means all U.S. and foreign patent, trademark, internet domain name and copyright registrations, and applications therefor, for any Siebel IP.

“Restricted Stock” means each share of Siebel restricted stock that is outstanding under any stock option or compensation plan, agreement or arrangement of Siebel.

“Restricted Stock Award” means a Restricted Stock Unit or a share of Restricted Stock granted by Siebel pursuant to any of the Siebel Stock Plans or any other stock option or compensation plan, agreement or arrangement of Siebel or its Subsidiaries.

“Restricted Stock Unit” means a restricted stock unit granted pursuant to any of the Siebel Stock Plans or any other stock option or compensation plan, agreement or arrangement of Siebel or its Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Siebel Balance Sheet” means the consolidated balance sheet of Siebel as of June 30, 2005, and the notes thereto, set forth in the Current Report on Form 10-Q for the period ended June 30, 2005.

“Siebel Balance Sheet Date” means June 30, 2005.

“Siebel Board Recommendation” means the recommendation of Siebel’s Board of Directors that Siebel’s stockholders adopt this Agreement.

“Siebel IP” means all Intellectual Property owned or exclusively controlled by Siebel and/or its Subsidiaries.

“Siebel Software Products” means all software products sold by Siebel or its Subsidiaries.

“Siebel Specified Representations” means the representations and warranties contained in Sections 4.01, 4.02, 4.04(a), 4.04(b), 4.05(a), 4.05(b) and 4.24.

“Siebel Stock” means the common stock, $0.001 par value per share, of Siebel.

“Siebel Stock Plans” means the Siebel 1996 Equity Incentive Plan and the Siebel 1998 Equity Incentive Plan, as each may be amended from time to time.

“Siebel 10-K” means Siebel’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person other than Oracle or Siebel or any of their respective Affiliates.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreed Plan	7.13
Agreement	Preamble
Cash Election Price	3.02(b)
Change in Recommendation	6.03(b)
Certificates	3.10
Closing	2.03
Code	Preamble
Disclosure Schedules	Article 5
Effective Time	2.02(b)
Election Deadline	3.03
Election Form	3.03
Election Record Date	3.03(a)
Employee Plan	4.16(a)
End Date	9.01
Exchange Agent	3.10
Exchange Ratio	3.02
Exchange Shares	4.05(b)
Existing D&O Policy	7.10(b)
Foreign Plans	4.16(a)
GAAP	4.08(a)
Governmental Entity	4.03
Initial Effective Time	2.01(b)
Judgment	4.12(a)
Maximum Premium	7.10(b)
Mergers	2.02(a)
Merger Filings	2.01(b)
Merger Subs	Preamble
Necessary IP Rights	4.20(a)
Option Exchange Ratio	7.10(b)
Oracle	Preamble
Oracle Disclosure Schedule	Article 5
Oracle Merger	2.01(a)
Oracle Merger Consideration	3.01(b)
Oracle Merger Filing	2.01(b)
Ozark Merger Sub	Preamble
Oracle Option	3.09
Oracle Rights	5.10(b)
Oracle Rights Agreement	5.10(b)
Oracle Surviving Corporation	2.01(a)
Parent	Preamble
Permits	4.13(b)
Proxy Statement	4.09
Publicly Available Technology	4.20(g)
Registration Statement	4.09
Sarbanes-Oxley Act	4.07(e)
Section 965 Dividend	7.13
Siebel	Preamble
Siebel Advisory Group	4.24
Siebel Certificate of Merger	2.02(b)

Term	Section
Siebel Disclosure Schedule	Article 4
Siebel Employee Plan	4.16(a)
Siebel ESPP	7.11(a)
Siebel Indemnified Persons	7.10
Siebel Merger	2.02
Siebel Merger Consideration	3.02
Sierra Merger Sub	Preamble
Siebel Option	3.08(a)
Siebel Representatives	6.03(a)
Siebel Rights	4.27(b)
Siebel Rights Agreement	4.05(b)
Siebel SEC Documents	4.07(a)
Siebel Securities	4.05(b)
Siebel Significant Contract	4.14
Siebel Stockholder Approval	4.02(a)
Siebel Stockholder Meeting	6.02
Siebel Subsidiary Securities	4.06(b)
Siebel Surviving Corporation	2.02(a)
Stock Election	3.03(a)
Stock Election Number	3.04(a)
Stock Election Price	3.02(b)
Stock Electing Siebel Share	3.02(b)
Stock Proration Factor	3.04(b)
Subsidiaries	4.19(c)
Superior Proposal	6.03
Surviving Corporations	2.02(a)
Tax	4.15(h)
Tax Return	4.15(h)
Tax Sharing Agreements	4.15(h)
Taxing Authority	4.15(h)
Technology	4.20(g)
Termination Fee	10.04(b)
Uncertificated Shares	3.10(a)
Qualified Third Party	6.03(b)
Voting Agreement	Preamble
WARN Act	4.17(b)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement, and all references to Schedules are to corresponding sections of the applicable Disclosure Schedule, in each case unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute are to that statute as amended from time to time, and to the rules and regulations promulgated thereunder, and, in each case, to any successor statute, rules or regulations thereto. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE 2

THE MERGERS

Section 2.01. The Oracle Merger.

(a) At the Initial Effective Time, Ozark Merger Sub shall be merged with and into Oracle (the “Oracle Merger”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Ozark Merger Sub shall cease and Oracle shall be the surviving corporation (the “Oracle Surviving Corporation”).

(b) As soon as practicable (and, in any event, within five Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Mergers set forth in Article 8 other than conditions that by their nature are to be satisfied at the Closing and will in fact be satisfied or waived at the Closing, Oracle shall file a certificate of merger, certified by the Secretary of Oracle in accordance with Section 251(g) of the DGCL (the “Oracle Merger Filing”), with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Oracle Merger. The Oracle Merger shall become effective at the Initial Effective Time. As used herein, the term “Initial Effective Time” means the time at which the certificate of merger is filed (or at any other time indicated therein and mutually agreed to by Oracle and Siebel).

(c) From and after the Initial Effective Time, the Oracle Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Oracle and Ozark Merger Sub, all as provided under the DGCL.

Section 2.02. The Siebel Merger.

(a) At the Effective Time, Sierra Merger Sub shall be merged with and into Siebel (the “Siebel Merger” and, together with the Oracle Merger, the “Mergers”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Sierra Merger Sub shall cease and Siebel shall be the surviving corporation (the “Siebel Surviving Corporation” and, together with the Oracle Surviving Corporation, the “Surviving Corporations”).

(b) Immediately following the Initial Effective Time, Siebel and Sierra Merger Sub shall file a certificate of merger (the “Siebel Certificate of Merger” and, together with the Oracle Merger Filing, the “Merger Filings”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Siebel Merger. The Siebel Merger shall become effective at the Effective Time. As used herein, the term “Effective Time” means the time one minute following the Initial Effective Time.

(c) From and after the Effective Time, the Siebel Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Siebel and Sierra Merger Sub, all as provided under the DGCL.

Section 2.03. Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Mergers (the “Closing”) will take place on the date on which the Initial Effective Time and the Effective Time occurs, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Davis Polk & Wardwell, 1600 El Camino Real, Menlo Park, CA 94025, unless another place is agreed to in writing by the parties hereto.

Section 2.04. Certificates of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of Siebel shall be the certificate of incorporation of the Siebel Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

(b) At the Initial Effective Time, the certificate of incorporation of Oracle shall be the certificate of incorporation of the Oracle Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law; provided that the certificate of incorporation of Oracle Surviving Corporation shall be amended at the Initial Effective Time as required or permitted by Section 251(g) of the DGCL to reflect the changes on Exhibit E hereto.

(c) At the Effective Time, the bylaws of Siebel shall be the bylaws of the Siebel Surviving Corporation, and at the Initial Effective Time, the bylaws of Oracle shall be the bylaws of the Oracle Surviving Corporation.

(d) The certificate of incorporation and bylaws of Parent in effect immediately after the Initial Effective Time will contain provisions identical to the certificate of incorporation and bylaws of Oracle in effect immediately before the Initial Effective Time, in each case other than as required or permitted by Section 251(g) of the DGCL, and the name of Parent immediately after the Initial Effective Time shall be Oracle Corporation.

Section 2.05. Directors and Officers of the Surviving Corporations. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Sierra Merger Sub at the Effective Time shall be the directors of the Siebel Surviving Corporation and (b) the officers of Siebel at the Effective Time shall be the officers of the Siebel Surviving Corporation. From and after the Initial Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Ozark Merger Sub at the Initial Effective Time shall be the directors of the Oracle Surviving Corporation and (b) the officers of Oracle at the Initial Effective Time shall be the officers of the Oracle Surviving Corporation. Until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Oracle immediately before the Initial Effective Time shall be the directors of Parent immediately after the Effective Time and (b) the officers of Oracle immediately before the Initial Effective Time shall be the officers of Parent immediately after the Effective Time.

Section 2.06. Transaction Structure. (a) The parties may, with the approval of their respective boards of directors, at any time prior to the mailing of the Proxy Statement, change the method of effecting the combination of Siebel and Oracle contemplated hereby (including, without limitation, the provisions of this Article 2). This Agreement and any related documents will be appropriately amended in order to reflect any such revised transaction.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that the total number of Stock Electing Siebel Shares are less than 6% of Siebel Stock outstanding immediately after the Election Deadline, then this Agreement shall be automatically converted into an agreement of Oracle to acquire Siebel pursuant to a reverse triangular merger in which the Siebel Merger Consideration shall be the Cash Election Price and the provisions of this Agreement shall be equitably modified to obtain such result.

Section 2.07. Parent Rights Plan. Prior to the Effective Time, Parent shall adopt a shareholder rights plan, effective as of the Initial Effective Time, having terms and conditions substantially identical to the terms and conditions set forth in the Oracle Rights Agreement.

ARTICLE 3

CONVERSION OF SECURITIES

Section 3.01. Oracle and Ozark Merger Sub. At the Initial Effective Time, by virtue of the Oracle Merger and without any action on the part of Oracle, Parent, Ozark Merger Sub or any holder of any shares of Oracle Stock:

(a) All shares of Oracle Stock that are held by Oracle as treasury stock or that are owned by Oracle, Ozark Merger Sub or any other Subsidiary of Oracle immediately prior to the Initial Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 3.01(a) and Section 3.09(b), each outstanding share of Oracle Stock issued and outstanding immediately prior to the Initial Effective Time shall be converted into the right to receive from Parent one fully paid and nonassessable share of Parent Stock (the “Oracle Merger Consideration”). All shares of Parent Stock issued pursuant to this Section 3.01(b) shall be duly authorized and validly issued and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(c) Each share of Ozark Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Oracle Surviving Corporation.

Section 3.02. Siebel and Sierra Merger Sub. At the Effective Time, by virtue of the Siebel Merger and without any action on the part of Siebel, Parent, Sierra Merger Sub or any holder of any shares of Siebel Stock:

(a) All shares of Siebel Stock that are held by Siebel as treasury stock or that are owned by Siebel, Sierra Merger Sub or any Subsidiary of Siebel immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Sections 3.02(a), 3.04, 3.05, 3.06, Section 3.08(b) and 3.11, each share of Siebel Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent either the Stock Election Price or the Cash Election Price (the Stock Election Price or Cash Election Price, as applicable, the “Siebel Merger Consideration”) with the form of Siebel Merger Consideration determined as follows:

(i) each share of Siebel Stock with respect to which an election to receive stock has been made and not revoked or converted into the right to receive the Cash Election Price pursuant to Section 3.04(b) (each, a “Stock Electing Siebel Share”) shall be converted into the right to receive the number of shares of Parent Stock (the “Stock Election Price”) equal to $10.66 divided by the Average Oracle Stock Price (the “Exchange Ratio”); and

(ii) each other share of Siebel Stock shall be converted into the right to receive an amount equal to $10.66 in cash without interest (the “Cash Election Price”).

(c) Each share of Sierra Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Siebel Surviving Corporation.

Section 3.03. Elections. (a) Each Person (other than Parent, Siebel, Sierra Merger Sub or any other Subsidiary of Siebel) who, as of a date to be mutually agreed by Oracle and Siebel and which shall be no fewer than 20 Business Days prior to the Election Deadline (the “Election Record Date”), is a record holder of Siebel Stock will be entitled, with respect to all (but not less than all) of such shares of Siebel Stock, to make an election (a “Stock Election”), on or prior to the Election Deadline, to receive the Stock Election Price on the basis hereinafter set forth.

(b) Prior to the Election Record Date, Parent shall prepare a form, in form and substance reasonably acceptable to Siebel (an “Election Form”), pursuant to which a holder of record of shares of Siebel Stock may make a Stock Election with respect to all (but not less than all) of the shares of Siebel Stock owned by such holder. Parent shall cause the Exchange Agent to mail an Election Form, as promptly as practicable following the Election Record Date, to each holder of record of shares of Siebel Stock as of the close of business on the Election Record Date.

(c) Subject to Section 2.06(b), a Stock Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m., New York time, on a date selected by Oracle (which date shall be not earlier than 20 Business Days, and not later than two Business Days, prior to the Effective Time) (the “Election Deadline”) an Election Form covering the shares of Siebel Stock to which such Stock Election applies, executed and completed in accordance with the instructions set forth in such Election Form. Any share of Siebel Stock with respect to which the Exchange Agent has not received an effective Stock Election meeting the requirements of this Section 3.03(c) by the Election Deadline shall be deemed not to be a Stock Electing Siebel Share. A Stock Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Siebel Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Siebel Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Siebel Stock. Any termination of this Agreement in accordance with Article 9 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d) Oracle shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Form and the manner and extent to which Stock Elections are to be taken into account in making the determinations required by this Article.

Section 3.04. Proration of Election Price. (a) The number of shares of Siebel Stock eligible to be converted into the right to receive the Stock Election Price at the Effective Time shall not exceed the number of shares of Siebel Stock which is equal to 30% of the shares of Siebel Stock outstanding immediately prior to the Effective Time (excluding any shares of Siebel Stock to be canceled pursuant to Section 3.02(a)) (the “Stock Election Number”).

(b) If the number of Stock Electing Siebel Shares exceeds the Stock Election Number, then such Stock Electing Siebel Shares shall be treated in the following manner:

(i) A stock proration factor (the “Stock Proration Factor”) shall be determined by dividing the Stock Election Number by the total number of Stock Electing Siebel Shares.

(ii) A number of Stock Electing Siebel Shares covered by each stockholder’s Stock Election equal to the product of (x) the Stock Proration Factor and (y) the total number of Stock Electing Siebel Shares covered by such Stock Election shall be converted into the right to receive the Stock Election Price.

(iii) Each Stock Electing Siebel Share, other than those shares of Siebel Stock converted into the right to receive the Stock Election Price in accordance with Section 3.04(b)(ii), shall be converted into the right to receive the Cash Election Price as if such Shares of Siebel Stock were not Stock Electing Siebel Shares.

(c) If the number of Stock Electing Siebel Shares is less than or equal to the Stock Election Number, then each Stock Electing Siebel Share shall be converted into the right to receive the Stock Election Price and each other share of Siebel Stock (other than shares of Siebel Stock to be canceled pursuant to Section 3.02(a)) shall be converted into the right to receive the Cash Election Price.

Section 3.05. Dissenting Shares. Notwithstanding Section 3.02, shares of Siebel Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Siebel Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into a right to receive the Siebel Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal, such shares of Siebel Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Siebel Merger Consideration. Siebel shall give Oracle prompt notice of any demands received by Siebel for appraisal of shares of Siebel Stock, and Oracle shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Oracle, or to the extent required by applicable law, Siebel shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 3.06. Certain Adjustments. If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, Oracle Stock or Siebel Stock, the Siebel Merger Consideration shall be adjusted accordingly to provide to the holders of Siebel Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 3.07. Effect on Parent Stock. Immediately following the Effective Time, shares of the capital stock of Parent owned by the Oracle Surviving Corporation shall be cancelled by Parent without payment therefor.

Section 3.08. Siebel Stock Options and Restricted Stock Awards. (a) As of the Effective Time, each stock option outstanding under any stock option or compensation plan, agreement or arrangement of Siebel (each, a “Siebel Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall cease to represent a right to acquire Siebel Stock and shall be converted automatically into an option to purchase shares of Parent Stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Option immediately prior to the Effective Time, except that (i) the number of shares of Parent Stock subject to each assumed Siebel Option shall be determined by multiplying the number of shares of Siebel Stock subject to such Siebel Option by a fraction (the “Option Exchange Ratio”), the numerator of which is the closing sale price of a share of Siebel Stock as reported on the Nasdaq, as of the close of business on the trading day immediately preceding the date on which the Effective Time occurs, and the denominator of which is the average closing price of Oracle Stock on the Nasdaq over the ten trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share), at an exercise price per share of Parent Stock (rounded up to the nearest whole cent) equal to (x) the per share exercise price for the shares of Siebel Stock otherwise purchasable pursuant to such Siebel Option divided by (y) the Option Exchange Ratio.

(b) Effective as of the Effective Time, each Restricted Stock Award with respect to which shares of Siebel Stock remain unvested or unissued as of the Effective Time shall be converted automatically into a substantially similar award for Parent Stock and shall remain subject to the vesting conditions in effect on the date hereof, except that the number of shares of Parent Stock subject to each such assumed award shall be determined by multiplying the number of shares of Sierra Stock subject to such Restricted Stock Award by the Option Exchange Ratio.

(c) Prior to the Effective Time, Siebel shall provide to Oracle an updated schedule that identifies as of the Effective Time with respect to each Siebel Option and Siebel Restricted Stock Award, (i) the name of the holder, (ii) the number of shares subject to such award, (iii) the Employee Plan under which the award was issued, (iv) the exercise price of each Siebel Option, (v) the number of shares vested, (vi) the vesting schedule, (vii) the grant date, and (viii) the expiration date.

Section 3.09. Oracle Stock Options and Restricted Stock Awards. As of the Initial Effective Time, (a) each stock option outstanding under any stock option or compensation plan or arrangement of Oracle (each, an “Oracle Option”) that is outstanding immediately prior to the Initial Effective Time, whether or not then vested or exercisable, shall cease to represent a right to acquire Oracle Stock and shall be converted automatically into an option to purchase the same number of shares of Parent Stock, on substantially the same terms and conditions

(including vesting schedule and per share exercise price) as applied to such Oracle Option immediately prior to the Effective Time and (b) each share of Oracle restricted stock and each restricted stock unit of Oracle that is not vested on or prior to the Initial Effective Time that is outstanding under any stock option or compensation plan, agreement or arrangement of Oracle immediately prior to the Initial Effective Time, whether or not then vested or exercisable, shall cease to represent a share of Oracle restricted stock or an Oracle restricted stock unit and shall be converted automatically into a share of restricted stock or a restricted stock unit, as the case may be, of Parent, on substantially the same terms and conditions (including vesting schedule) as applied to such Oracle restricted stock or restricted stock unit immediately prior to the Initial Effective Time.

Section 3.10. Surrender and Payment. (a) Prior to the Election Record Date, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of (i) mailing and receiving Election Forms and determining, in accordance with this Article 3, the form of Siebel Merger Consideration to be received by each holder of shares of Siebel Stock, and (ii) exchanging the applicable Siebel Merger Consideration (A) for certificates representing shares of Siebel Stock (the “Certificates”) or (B) for uncertificated shares of Siebel Stock (the “Uncertificated Shares”). Parent shall make available to the Exchange Agent, as needed, the applicable Siebel Merger Consideration to be issued or paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of Siebel Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange; provided, that any such letter of transmittal and instructions shall be sent to holders of Uncertificated Shares only to the extent determined necessary by Oracle and the Exchange Agent to effect the transactions contemplated hereby.

(b) Each holder of shares of Siebel Stock that have been converted into the right to receive the Siebel Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Siebel Merger Consideration in respect of the Siebel Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Siebel Merger Consideration (if any), at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Siebel Stock or is otherwise required under applicable law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Siebel Merger Consideration.

(c) If any portion of the Siebel Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Siebel Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Siebel Surviving Corporation, they shall be canceled and exchanged for the applicable Siebel Merger Consideration, in accordance with the procedures set forth in this Section 3.10.

(e) Any portion of the Siebel Merger Consideration made available by Parent to the Exchange Agent pursuant to Section 3.10(a) that remains unclaimed by the holders of shares of Siebel Stock six months after the Effective Time shall be returned to Parent upon demand, and any such holder who has not exchanged shares of Siebel Stock for the Siebel Merger Consideration in accordance with this Section 3.10 prior to that time shall thereafter look only to Parent for payment of the Siebel Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Siebel Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Siebel Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Stock constituting part of the Siebel Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 3.11, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 3.11 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(g) Any portion of the Siebel Merger Consideration made available to the Exchange Agent pursuant to Section 3.10(a) or Section 3.11 to pay for shares of Siebel Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand.

(h) Certificates representing shares of Oracle Stock immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, represent the shares of Parent Stock constituting the Oracle Merger Consideration. At the Effective Time, the Exchange Agent shall exchange by book entry transfer all uncertificated shares of Oracle Stock (excluding any shares of Oracle Stock to be canceled pursuant to Section 3.01(a)) for the shares of Parent Stock constituting the Oracle Merger Consideration. No separate certificates shall be issued in exchange for Oracle Stock in accordance with Section 251(g) of DGCL.

Section 3.11. No Fractional Shares of Parent Stock. No fractional shares of Parent Stock shall be issued in the Siebel Merger. All fractional shares of Parent Stock that a holder of shares of Siebel Stock would otherwise be entitled to receive as a result of the Siebel Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash, without interest, determined by multiplying such fractional share by the closing price of Oracle Stock on the trading day immediately preceding the Closing Date. As soon as practicable after the determination of the amount of cash to be paid to such former holders of Siebel Stock in lieu of any fractional interests, the Exchange Agent shall notify Parent, and Parent shall ensure that there is deposited with the Exchange Agent and shall cause the Exchange Agent to make available in accordance with this Agreement such amounts to such former holders of Siebel Stock.

Section 3.12. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Siebel Merger Consideration with respect to the shares of Siebel Stock formerly represented thereby, and unpaid dividends and distributions on shares of Parent Stock deliverable in respect thereof pursuant to this Agreement.

Section 3.13. Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by or on behalf of Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by or on behalf of Parent.

Section 3.14. Further Assurances. At and after the Effective Time, the officers and directors of Parent, the Oracle Surviving Corporation or the Siebel Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Oracle Surviving Corporation, Ozark Merger Sub or Oracle, or the Siebel Surviving Corporation, Sierra Merger Sub or Siebel, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Oracle Surviving Corporation, Ozark Merger Sub or Oracle, or the Siebel Surviving Corporation, Sierra Merger Sub or Siebel, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Parent, the Oracle Surviving Corporation or the Siebel Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent, the Oracle Surviving Corporation or the Siebel Surviving Corporation, as applicable, as a result of, or in connection with, the Mergers.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SIEBEL

Except as set forth in the disclosure schedule delivered by Siebel to Oracle prior to the execution of this Agreement (the “Siebel Disclosure Schedule”), Siebel represents and warrants to Oracle that:

Section 4.01. Corporate Existence and Power. Siebel is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Siebel is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. True and complete copies of the certificate of incorporation and bylaws of Siebel as currently in effect have been filed with the SEC and referenced as exhibits in the Siebel 10-K.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by Siebel of this Agreement and the consummation by Siebel of the transactions contemplated hereby are within Siebel’s corporate powers and, except for the required approval of Siebel’s stockholders in connection with the consummation of the Siebel Merger, have been duly authorized by all necessary corporate action on the part of Siebel. The affirmative vote of the holders of a majority of the outstanding shares of Siebel Stock voting to adopt this Agreement (the “Siebel Stockholder Approval”) is the only vote of the holders of any of Siebel’s capital stock necessary in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes a valid and binding agreement of Siebel enforceable against Siebel in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) At a meeting duly called and held, prior to the execution of this Agreement, Siebel’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interest of Siebel’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby and (iii) resolved (subject to Section 6.03) to recommend that Siebel’s stockholders adopt this Agreement.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Siebel of this Agreement and the consummation by Siebel of the transactions contemplated hereby require no action by, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational (each a “Governmental Entity”), other than (a) the completion of the Merger Filings with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Siebel is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, whether federal, state or foreign, (d) compliance with any applicable requirements of Nasdaq and (e) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel.

Section 4.04. Non-contravention. The execution, delivery and performance by Siebel of this Agreement and the consummation by Siebel of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Siebel, (b) assuming compliance with the matters referred to in Section 4.03 and that the Siebel Stockholder Approval is obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (c) require any consent under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Siebel or any of its Subsidiaries is entitled under, any provision of any Siebel Significant Contract or any other Contract material to Siebel and its Subsidiaries, or any Permit affecting, or relating in any way to, the assets or business of Siebel and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Siebel or any of its Subsidiaries, in each case except for such contraventions, conflicts and violations referred to in clause (b) and such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel (provided that the matters described in clause (a) of the definition of Material Adverse Effect shall be taken into account and not excluded for the purposes of determining whether or not a Material Adverse Effect shall have occurred under this Section 4.04).

Section 4.05. Capitalization. (a) The authorized capital stock of Siebel consists of 2,000,000,000 shares of Siebel Stock and 2,000,000 shares of preferred stock, $0.001 par value per share, of Siebel. As of September 9, 2005 (i) 525,424,234 shares of Siebel Stock were issued and outstanding of which 83,214 are shares of Restricted Stock subject to forfeiture or repurchase; (ii) 1 share of preferred stock was issued and outstanding and was held by Computershare Trust Company of Canada; (iii) Siebel Options to purchase an aggregate of 113,680,094 shares of Siebel Stock (of which Siebel Options to purchase an aggregate of 82,738,892 shares of Siebel Stock were exercisable) were issued and outstanding; and (iv) an aggregate of 1,829,766 shares of Siebel Stock were reserved for the settlement of Restricted Stock Units. All outstanding shares of capital stock of Siebel have been, and all shares that may be issued pursuant to any equity compensation plan of Siebel will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights. No Subsidiary of Siebel owns any shares of capital stock of Siebel.

(b) Except (i) as set forth in this Section 4.05, (ii) for changes since September 9, 2005 resulting from the exercise of Siebel Options and settlement of Restricted Stock Units outstanding on such date, (iii) for 1,259,142 outstanding exchangeable shares of Siebel Janna Arrangement, Inc. (the “Exchangeable Shares”) (which are exchangeable into the same number of shares of Siebel Stock as of August 23, 2005), and (iv) for the shares and conversion rights designated in connection with the Rights Agreement dated as of January 29, 2003, between Siebel and Mellon Investors Services LLC, as Rights Agent (the “Siebel Rights Agreement”), as of the date of this Agreement, there are no outstanding (A) shares of capital stock or voting securities of Siebel, (B) securities of Siebel convertible into or exchangeable for shares of capital stock or voting securities of Siebel, (C) options, warrants or other rights or arrangements to acquire from Siebel, or other obligations or commitments of Siebel to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Siebel (the items in clauses (A), (B) and (C) being referred to collectively as the “Siebel Securities”), (D) voting trusts, proxies or other similar agreements or understandings to which Siebel or any of its Subsidiaries is a party or by which Siebel or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of Siebel or any of its Subsidiaries or (v) contractual obligations or commitments of any character to which Siebel or any of its Subsidiaries is a party or by which Siebel or any of its Subsidiaries is bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Siebel or any of its Subsidiaries. Other than the obligations reflected in the terms of the Siebel Securities referred to in this Section 4.05, there are no outstanding obligations of Siebel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Siebel Securities.

(c) Siebel has provided to Oracle a schedule that identifies, with respect to each Siebel Option and Siebel Restricted Stock Award issued as of September 9, 2005, (i) the number of shares subject to such award, (ii) the exercise price or purchase price (if applicable) of each Siebel Option and Siebel Restricted Stock Award, (iii) the number of shares vested, (iv) the vesting schedule and (v) the grant date.

Section 4.06. Subsidiaries. (a) Each Significant Subsidiary (as defined in Regulation S-K under the 1934 Act; provided however that the 10% threshold referred to in such definition shall be deemed to be 5% for the purposes of this Agreement) of Siebel is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Each such Significant Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. All Significant Subsidiaries of Siebel and their respective jurisdictions of incorporation are identified in the Siebel 10-K.

(b) Other than the Exchangeable Shares, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of Siebel, is owned by Siebel, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than the Exchangeable Shares, there are no outstanding (i) securities of Siebel or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of Siebel or (ii) options, warrants or other rights or arrangements to acquire from Siebel or any of its Subsidiaries, or other obligations or commitments of Siebel or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Siebel (the items in clauses (i) and (ii) being referred to collectively as the “Siebel Subsidiary Securities”). Other than the obligations reflected in the terms of the Exchangeable Shares, there are no outstanding obligations of Siebel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Siebel Subsidiary Securities.

Section 4.07. SEC Filings. (a) Siebel has delivered, or otherwise made available through Siebel’s filings with the SEC, to Oracle (i) Siebel’s annual reports on Form 10-K for its fiscal years ended December 31, 2004, 2003 and 2002, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31 and June 30, 2005, (iii) its proxy or information statements relating to meetings of the stockholders of Siebel since December 31, 2004 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2004 (the documents referred to in this Section 4.07, together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Siebel SEC Documents”).

(b) As of its filing date, except as set forth in a subsequent Siebel SEC Document filed prior to the date of this Agreement, each Siebel SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, each as in effect on its respective filing date.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Siebel SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Siebel SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by Siebel since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Siebel’s chief executive officer and/or chief financial officer, as required, pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. As of the date of this Agreement, no Subsidiary of Siebel is subject to the periodic reporting requirements of the 1934 Act.

Section 4.08. Financial Statements: Internal Controls. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Siebel included in the Siebel SEC Documents fairly present, in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Siebel and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) Siebel’s system of internal controls over financial reporting are reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Siebel’s assets that would materially affect Siebel’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of December 31, 2004 (nor has any such deficiency or weakness been identified between that date and the date of this Agreement).

(c) Siebel’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are reasonably designed to ensure that (i) all material information (both financial and non-financial) required to be disclosed by Siebel in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Siebel’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Siebel required under the 1934 Act with respect to such reports.

(d) Since the date of their last certification filed with the SEC, neither the chief executive officer nor the chief financial officer of Siebel has become aware of any fact, circumstance or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” in Siebel’s internal controls over financial reporting.

(e) The audit committee of the Board of Directors of Siebel includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K.

(f) Siebel has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. Siebel has promptly disclosed any change in or waiver of Siebel’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX. To the Knowledge of Siebel, there have been no violations of provisions of Siebel’s code of ethics by any such persons.

Section 4.09. Information Provided. The information supplied by Siebel for inclusion or incorporation in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Stock issuable in the Mergers will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Siebel for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to Siebel stockholders in connection with the Siebel Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement is first mailed to the Siebel stockholders or at the time of the Siebel Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.10. Absence of Certain Changes. Between the Siebel Balance Sheet Date and the date of this Agreement, (a) the business of Siebel and each of its Subsidiaries has been conducted in the ordinary course consistent with past practices, (b) there has not been any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Siebel and (c) there has not been any action or event, nor any authorization, commitment or agreement by Siebel or any of its Subsidiaries with respect to any action or event, that if taken or if it occurred after the date hereof would be prohibited by Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Siebel or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed and provided for in the Siebel Balance Sheet or disclosed in the notes thereto,

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Siebel Balance Sheet Date;

(c) liabilities or obligations incurred that are not in excess of $5,000,000 in the aggregate; and

(d) liabilities or obligations incurred directly pursuant to this Agreement.

Section 4.12. Litigation.

(a) There is no Proceeding (or, to the Knowledge of Siebel, investigation) pending or, to the Knowledge of Siebel, threatened against, Siebel or any of its Subsidiaries or any of their respective businesses or assets or any of the directors or employees of Siebel or any of its Subsidiaries or, to the Knowledge of Siebel, its stockholders or representatives (in each case insofar as any such matters relate to their activities with Siebel or any of its Subsidiaries) at law or in equity, or before any Governmental Entity, arbitrator or arbitration panel that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. Neither Siebel nor any of its Subsidiaries is subject to any outstanding judgment, injunction, order or decree (a “Judgment”) against Siebel or any of its Subsidiaries or naming Siebel or any of its Subsidiaries as a party or by which any of the employees or representatives of Siebel or any of its Subsidiaries is prohibited or restricted from engaging in or otherwise conducting the business of Siebel or any of its Subsidiaries as presently conducted that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. Section 4.12(a) of the Siebel Disclosure Schedule includes a complete and accurate summary of each claim, investigation, Proceeding and Judgment set forth therein which would reasonably be expected to result in a liability to Siebel or any of its Subsidiaries in excess of $1,000,000.

(b) To the Knowledge of Siebel, there is no investigation or review by any Governmental Entity or self-regulatory authority with respect to Siebel or any of its Subsidiaries (excluding investigations and reviews of Intellectual Property applications by the Intellectual Property offices of a Governmental Entity) or any of their respective employees (insofar as any such investigation or review relates to their activities with Siebel or any of its Subsidiaries) actually pending or threatened, nor has any Governmental Entity or self-regulatory authority indicated to Siebel or any of its Subsidiaries in writing or, to the Knowledge of Siebel, verbally, an intention to conduct the same that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel.

Section 4.13. Compliance With Applicable Law.

(a) Siebel and its Subsidiaries and their businesses and operations are, and since January 1, 2003 have been, in compliance in all material respects with all material Laws applicable to Siebel or such Subsidiaries. Neither Siebel nor any of its Subsidiaries has received any written notice since January 1, 2003 (i) of any administrative, civil or criminal investigation or audit (other than Tax audits) by any Governmental Entity relating to Siebel or any of its Subsidiaries or (ii) from any Governmental Entity alleging that Siebel or its Subsidiary is not in compliance in any material respect with any applicable Law.

(b) Each of Siebel and each of its Subsidiaries has in effect all material approvals, authorizations, certificates, filings, franchises, licenses, variances, exemptions, notices, permits and rights of or with all Governmental Entities (“Permits”) necessary for it to own, lease or otherwise hold and to operate its real properties and tangible assets and to carry on its businesses and operations as now conducted, except for the failure to have such Permits that, individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Siebel. Since January 1, 2003, there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving to others any right of termination, amendment or cancellation, with or without notice or lapse of time or both, of, any such Permit, except for such defaults, violations and events that, individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Siebel. The transactions contemplated hereby would not reasonably be expected to cause the revocation or cancellation (with or without notice or lapse of time or both) of any such Permit that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel.

Section 4.14. Contracts. As of the date of this Agreement, neither Siebel nor any of its Subsidiaries is a party to any of the following types of Contracts (each such Contract and each Contract disclosed on the Siebel Disclosure Schedule being referred to in this Agreement as a “Siebel Significant Contract”):

(a) Contract required to be filed by Siebel with the SEC pursuant to Item 601 of Regulation S-K under the 1933 Act;

(b) Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental commitments by Siebel or any of its Subsidiaries, or the payment therefor by Siebel or any of its Subsidiaries, providing for either (i) recurring annual payments by Siebel after the date hereof of $500,000 or more or (ii) aggregate payments or potential aggregate payments by Siebel after the date hereof of $2,500,000 or more;

(c) Contract that contains any exclusivity provisions restricting Siebel or any of its Affiliates or limits the freedom of Siebel or any of its Affiliates to compete in any line of business or with any Person or in any area or which would so limit the freedom of Siebel or any of its Affiliates after the Closing Date;

(d) lease or sublease (whether of real or personal property) to which Siebel or any of its Subsidiaries is party as either lessor or lessee, providing for either (i) annual payments after the date hereof of $1,000,000 or more or (ii) aggregate payments after the date hereof of $2,500,000 or more;

(e) material Contract relating in whole or in part to the use, exploitation or practice of any Intellectual Property by Siebel or any of its Subsidiaries (including any license or other Contract under which Siebel or any of its Subsidiaries is licensee or licensor of any such Intellectual Property) other than the Contracts set forth in Section 4.20(e)(i) of the Siebel Disclosure Schedule);

(f) Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $2,500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(g) Contract under which Siebel or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than Siebel or any of its Subsidiaries and other than (i) extensions of credit in the ordinary course of business consistent with past practices and (ii) investments in marketable securities in the ordinary course of business consistent with past practices);

(h) Contract under which Siebel or any of its Subsidiaries has any obligations which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $2,500,000;

(i) Contract providing for indemnification of any Person with respect to material liabilities relating to any current or former business of Siebel, any of its Subsidiaries or any predecessor Person other than indemnification obligations of Siebel or any of its Subsidiaries pursuant to the provisions of a Contract entered into by Siebel or any of its Subsidiaries in the ordinary course of business consistent with past practices and that could not reasonably be expected to have a Material Adverse Effect on the Company;

(j) partnership, joint venture or other similar Contract or arrangement; or

(k) employee collective bargaining agreement or other Contract with any labor union or employment Contract (other than for employment at-will or similar arrangements) that has an aggregate future liability in excess of $100,000 and is not terminable by Siebel or any of its Subsidiaries by notice of not more than 60 days for a cost of less than $100,000.

Neither Siebel nor any of its Subsidiaries, nor, to the Knowledge of Siebel, any other party thereto, is in violation of or in default under (nor does there exist any condition, and no event or circumstances have occurred, which upon the passage of time or the giving of notice would cause such a violation of or default under) in any material respect any Siebel Significant Contract. Each Siebel Significant Contract is a valid and binding agreement of Siebel or its Subsidiary, as applicable, and, to the Knowledge of Siebel, any other party thereto, and is in full force and effect except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.15. Taxes. (a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, Siebel or any of its Subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any extension of time which has been granted within which to file), and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) Siebel and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which Siebel and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of Siebel and its Subsidiaries through the Tax year ended December 31, 2000 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(d) There are no material Liens or encumbrances for Taxes on any of the assets of Siebel or any of its Subsidiaries.

(e) No federal, state, local or foreign audits, examinations, investigations or other Proceedings are pending or, to Siebel’s Knowledge, threatened with regard to any Taxes or Tax Returns of Siebel or its Subsidiaries.

(f) There is currently no effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes with respect to Siebel or any of its Subsidiaries.

(g) Neither Siebel nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the five years prior to the date of this Agreement.

(h) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Entity (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of Siebel or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of Siebel or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of Siebel or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding Siebel or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s Tax liability, other than indemnification agreements or arrangements pertaining to the sale or lease of assets or subsidiaries.

Section 4.16. Employee Benefits Plans. (a) “Siebel Employee Plan” means each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (each, an “Employee Plan”) which (i) is maintained, administered or contributed to by Siebel or any Affiliate of Siebel as of the date of this Agreement and covers any employee or former employee of Siebel or any of its Subsidiaries, or (ii) with respect to which Siebel or any of its Subsidiaries has any liability. With respect to employee benefit plans, programs, and other arrangements providing incentive compensation or other benefits similar to those provided under any Employee Plans to any employee or former employee or dependent thereof, which plan, program or arrangement is subject to the laws of any jurisdiction outside the United States (“Foreign Plans”), (1) to Siebel’s Knowledge the Foreign Plans have been maintained in all material respects in accordance with all applicable Laws, (2) if intended to qualify for special tax treatment, the Foreign Plans meet all requirements for such treatment, (3) if intended to be funded and/or book-reserved, the Foreign Plans are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (4) no liability which could be material to Siebel and its Subsidiaries taken as a whole exists or reasonably could be imposed upon the assets of Siebel or any of its Subsidiaries by reason of such Foreign Plans, other than to the extent reflected on the Siebel Balance Sheet.

(b) Neither Siebel nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA, any non-U.S. defined benefit plan, or any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

(c) Each Siebel Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and Siebel is not aware of any reason why any such determination letter should be revoked or not be reissued. Siebel has made available to Oracle copies of the most recent Internal Revenue Service determination letters with respect to each such Siebel Employee Plan. Each Siebel Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. No events have occurred with respect to any Siebel Employee Plan that could result in payment or assessment by or against Siebel of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, director or independent contractor of Siebel or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Siebel Employee Plan or other employee plan or agreement.

(e) Neither Siebel nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of Siebel or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(f) There is no Proceeding pending against or involving (and, to the Knowledge of Siebel, there is no audit or investigation pending or threatened, and there is no Proceeding threatened, against or involving), any Siebel Employee Plan or any fiduciary thereof with respect to their duties under the Siebel Employee Plan or the assets of any of the trusts thereunder, before any court or arbitrator or any Governmental Entity.

(g) Siebel has identified in Section 4.16(g) of the Siebel Disclosure Schedule and has made available to Oracle true and complete copies of (i) all severance plans and agreements and employment agreements (other than offer letters for “at will” employments) with or relating to directors or executive officers of Siebel or any of its Subsidiaries, and (ii) all plans, programs, agreements and other arrangements of Siebel and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions.

Section 4.17. Labor and Employment Matters. (a) Neither Siebel nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreements or understandings with any labor unions or labor organizations. There is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Siebel, threatened against Siebel or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the Knowledge of Siebel to organize any employees of Siebel or any of its Subsidiaries, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b) Since January 1, 2004, (i) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) in respect of Siebel or its Subsidiaries, and (ii) neither Siebel nor any of its Subsidiaries has been affected by any transactions or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation which is similar to the WARN Act.

Section 4.18. Insurance Policies. (a) Section 4.18(a) of the Siebel Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of Siebel and its Subsidiaries are in full force and effect. There is no material claim by Siebel or any of its Subsidiaries pending under any of such policies or bonds as to which Siebel has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and Siebel and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Siebel does not have any Knowledge of threatened termination of, or material premium increase with respect to, any of such policies.

(b) Section 4.18(b) of the Siebel Disclosure Schedule identifies each material insurance claim made by Siebel or any of its Subsidiaries between January 1, 2003 and the date of this Agreement.

Section 4.19. Environmental Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel:

(i) no notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, no Proceeding is pending and, to the Knowledge of Siebel, no investigation or review is pending or threatened and no Proceeding is threatened, by any Governmental Entity or other Person relating to or arising out of any the failure of Siebel or any of its Subsidiaries to comply with any Environmental Law;

(ii) Siebel and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits;

(iii) there has been no release by Siebel or its Subsidiaries, or for which Siebel or any of its Subsidiaries would reasonably be expected to be liable by Contract or by operation of Law, of any pollutant, contaminant, or chemical or any toxic or otherwise hazardous substance, waste or material at, under, from or to any facility or real property currently or formerly owned, leased or operated by Siebel or any of its Subsidiaries; and

(iv) there are no liabilities of Siebel or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and, to the Knowledge of Siebel, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(b) Neither Siebel nor any of its Subsidiaries owns, leases or operates or has owned, leased or operated any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

(c) For purposes of this Section 4.19, the terms “Siebel” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of Siebel or any of its Subsidiaries.

Section 4.20. Intellectual Property; Computer Software.

(a) Siebel and its Subsidiaries possess the rights (“Necessary IP Rights”) to practice all Intellectual Property necessary for the conduct of the business of Siebel and its Subsidiaries as currently conducted. The consummation of the transactions contemplated by this Agreement will not restrict, encumber, impair or extinguish any Necessary IP Rights in any material respect.

(b) There are no Proceedings pending or, to the Knowledge of Siebel, threatened, (i) alleging infringement or misappropriation of the Intellectual Property of any Person by Siebel or any of its Subsidiaries, or (ii) challenging the scope, ownership, validity, or enforceability of the Siebel IP (other than ordinary course correspondence between Siebel or any of its Subsidiaries and any patent, trademark or copyright Governmental Entity in connection with the prosecution of the Registered IP) or of Siebel and its Subsidiaries’ rights under the

Necessary IP Rights. None of Siebel and its Subsidiaries has infringed or misappropriated any Intellectual Property of any third person, except as would not result in or would not reasonably be expected to result in any liability that is material to Siebel and its Subsidiaries, taken as a whole.

(c) (i) Siebel and its Subsidiaries hold all right, title and interest in and to all Siebel IP owned by Siebel or its Subsidiaries and has a valid right to use all Siebel IP licensed to Siebel or its Subsidiaries, free and clear of any Lien, and (ii) there are no restrictions on the disclosure, use or transfer of the Necessary IP Rights, the Siebel IP owned by Siebel or its Subsidiaries or the Siebel Software Products that will impair in any material respect Parent’s ability to operate the business of Siebel and its Subsidiaries after the Effective Time, or that will cause the Necessary IP Rights, the Siebel IP owned by Siebel or its Subsidiaries or the Siebel Software Products to be forfeited or changed adversely in any material respect as a result of the transactions contemplated by this Agreement. All assignments (and licenses where required) of material items of Siebel IP owned by Siebel or its Subsidiaries have been duly recorded with the appropriate governmental authorities.

(d) Section 4.20(d) of the Siebel Disclosure Schedule contains a true and complete list of all Registered IP as of the date of this Agreement. Siebel and its Subsidiaries have taken all actions necessary to maintain and protect the Registered IP, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information. Siebel and each of its Subsidiaries have complied in all material respects with all applicable notice and marking requirements for the Registered IP. None of the Registered IP has been adjudged invalid or unenforceable in whole or part and, to the Knowledge of Siebel, all Registered IP is valid and enforceable.

(e) Section 4.20(e)(i) of the Siebel Disclosure Schedule contains a true and complete list of all Contracts as of the date of this Agreement to which Siebel or any of its Subsidiaries is a party or is otherwise bound which relate to the use, exploitation or practice of any Intellectual Property, except (i) Contracts entered into by Siebel or any of its Subsidiaries in the ordinary course of business pursuant to which Siebel Software Products are licensed to a third party customer (other than (A) any Contract pursuant to which Siebel has received, prior to the date of this Agreement, aggregate license payments in excess of $10,000,000, (B) any Contract pursuant to which, as of the date of this Agreement, a customer is obligated to pay Siebel aggregate maintenance payments in excess of $1,500,000, and (C) the largest ten Contracts, measured by aggregate revenue in a fiscal year, in each of Siebel’s two fiscal years ending prior to the date of this Agreement and in the current fiscal year to the date of this Agreement); (ii) non-exclusive licenses of third party Intellectual Property used by Siebel or any of its Subsidiaries for internal purposes; or (iii) Contracts pursuant to which any Intellectual Property distributed with, or incorporated into, version 7.4 or earlier versions of the Siebel Software Products is licensed to Siebel or any of its Subsidiaries.

(f) Except as would not be and would not reasonably be expected to be, material to Siebel and its Subsidiaries taken as a whole, Siebel and its Subsidiaries have (i) taken all customary steps to protect their rights in confidential information and trade secrets, and to protect any confidential information provided to them by any other person and (ii) Siebel and its Subsidiaries have obtained all rights necessary to enable Siebel to license the Siebel Software Products under the customer agreements it has entered into, including ownership of all works of authorship and inventions made by its employees.

(g) Section 4.20(g) of the Siebel Disclosure Schedule contains a true and complete list of the Siebel Software Products that are included in the 7.8, 7.7 and 7.5 releases of such products that are generally available as of the date of this Agreement. Other than under (a) a source code escrow arrangement under which a third party is the escrow holder, and pursuant to which certain Siebel customers are entitled to receive access to the escrowed source code in the event of failures of customer support or bankruptcy or insolvency, (b) development arrangements under which third parties assist with the development of the Siebel Software Products, or (c) source code that is shipped as part of the generally available Siebel Software Products, no parties other than Siebel or any of its Subsidiaries, possess any current or contingent right to any source code that is part of Siebel Software Products. Siebel Software Products do not contain any software code that would subject the Siebel Software Products to a requirement that the Siebel Software Products be licensed to or otherwise shared with any third party as Publicly Available Technology. “Publicly Available Technology” means any software or technology (including but not limited to computer software programs, applications, algorithms, models, databases or documentation) (collectively, “Technology”) that requires as a condition of use, modification and/or distribution of such Technology that other software or technology incorporated into, derived from or distributed with such Technology (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (iv) be redistributable at no charge. Without limiting the generality of the foregoing, “Publicly Available Technology” includes any Technology that is distributed under any of the following open licenses or distribution models: the GNU General Public License (GPL), GNU Lesser General Public License or GNU Library General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(h) Siebel uses commercially available antivirus software to protect Siebel Software Products from becoming infected by, and the Siebel Software Products do not contain, any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation (as documented by Siebel) of such software by or for Siebel or its authorized user.

(i) Siebel has not been in violation of, and is in compliance with, the Export Administration Act.

Section 4.21. Properties.

(a) Siebel and each of its Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their tangible properties and tangible assets which are reflected in the most recent balance sheet included in the Siebel SEC Documents, or which are, individually or in the aggregate, material to the business or financial condition of Siebel. All such assets and properties, other than assets and properties in which Siebel or any of its Subsidiaries has leasehold interests, are free and clear of all Liens except for Liens that, in the aggregate, do not and would not reasonably be expected to result in a Material Adverse Effect on Siebel.

(b) Siebel and each of its Subsidiaries enjoy peaceful and undisturbed possession under all material real property leases to which they are parties.

Section 4.22. Interested Party Transactions. (a) Neither Siebel nor any of its subsidiaries is a party to any transaction or agreement with any Affiliate, 5% or more stockholder, director or executive officer of Siebel and (b) no event has occurred since the date of Siebel’s last proxy statement to its stockholders that would, in the case of either clause (a) or clause (b), be required to be reported by Siebel pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.23. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel, neither Siebel nor any of its Subsidiaries nor (to the Knowledge of Siebel) any director, officer, agent or employee of Siebel or any of its Subsidiaries at the direction of or on behalf of Siebel or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or for the business of Siebel or an of its Subsidiaries, or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977.

Section 4.24. Finders’ Fees. Except for Goldman, Sachs & Co. and Perseus Advisors, LLC (together, the “Siebel Advisory Group”), copies of whose engagement agreements are provided herewith, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Siebel or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. Siebel has received the opinion of Goldman, Sachs & Co., financial advisor to Siebel, to the effect that, as of the date of this Agreement, the consideration to be received by the holders of Siebel Stock, taken in the aggregate, is fair from a financial point of view to such holders.

Section 4.26. Tax Treatment. Assuming the accuracy of the representations and warranties contained in Section 5.09, neither Siebel nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the exchanges of Siebel Stock and Oracle Stock for Parent Stock pursuant to the Mergers, taken together, from qualifying as exchanges described in Section 351 of the Code.

Section 4.27. Antitakeover Statutes and Rights Agreement.

(a) Siebel has taken all action necessary to exempt the Siebel Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from the restrictions set forth in Section 203 of the DGCL, and, accordingly, neither the restrictions set forth in Section 203 nor the provisions of any other antitakeover or similar statute or regulation apply or purport to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws or regulations enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

(b) Siebel has taken all actions necessary to render the rights (the “Siebel Rights”) issued pursuant to the terms of the Siebel Rights Agreement inapplicable to this Agreement, the Siebel Merger, the Voting Agreement and to the transactions contemplated hereby and thereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ORACLE

Except as set forth in the disclosure schedule delivered by Oracle to Siebel prior to the execution of this Agreement (the “Oracle Disclosure Schedule” and, together with the Siebel Disclosure Schedule, the “Disclosure Schedules”), Oracle represents and warrants to Siebel that:

Section 5.01. Corporate Existence and Power. Each of Oracle, Parent and each Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Each of Oracle, Parent and each Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Oracle. True and complete copies of the certificate of incorporation and bylaws of Oracle as currently in effect have been filed with the SEC and referenced as exhibits in Oracle’s Form 10-K for the fiscal year ended May 31, 2005. Oracle has heretofore delivered to Siebel true and complete copies of the certificate of incorporation and bylaws as currently in effect of each of Parent and each Merger Sub.

Section 5.02. Parent and Merger Subs.

(a) Since their respective dates of incorporation, none of Parent or either Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

(b) The authorized capital stock of Parent consists of 1,000 shares of Parent Stock, of which 100 shares are issued and outstanding. All of the outstanding shares of Parent Stock have been validly issued, are fully paid and nonassessable and are owned directly by Oracle free and clear of any Lien. The authorized capital stock of Ozark Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien. The authorized capital stock of Sierra Merger Sub consists of 1,000 shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

Section 5.03. Corporate Authorization. The execution, delivery and performance by Oracle, Parent and each Merger Sub of this Agreement and the consummation by Oracle, Parent and each Merger Sub of the transactions contemplated hereby are within the corporate powers of Oracle, Parent or such Merger Sub, as applicable, and, except for the approval of the sole stockholder of each of Parent and each Merger Sub, have been duly authorized by all necessary corporate action on the part of Oracle, Parent and each Merger Sub. This Agreement constitutes a valid and binding agreement of each of Oracle, Parent and each Merger Sub, enforceable against such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 5.04. Governmental Authorization. The execution, delivery and performance by Oracle, Parent and each Merger Sub of this Agreement and the consummation by Oracle, Parent and each Merger Sub of the transactions contemplated hereby require no action by, or filing with, any Governmental Entity, other than (a) the completion of the Merger Filings with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Oracle is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, whether federal, state or foreign, (d) compliance with any applicable requirements of Nasdaq and (e) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Oracle.

Section 5.05. Non-contravention. The execution, delivery and performance by Oracle, Parent and each Merger Sub of this Agreement and the consummation by Oracle of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Oracle, Parent or either Merger Sub, (b) assuming compliance with the matters referred to in Section 5.04, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (c) require any consent under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Oracle or any of its Subsidiaries is entitled under any provision of any material agreement or any Permit affecting, or relating in any way to, the assets or business of Oracle and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Oracle or any of its Subsidiaries, in each case except for such contraventions, conflicts and violations referred to in clause (b) and such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Oracle (provided that the matters described in clause (a) of the definition of Material Adverse Effect shall be taken into account and not excluded for the purposes of determining whether or not a Material Adverse Effect shall have occurred under this Section 5.05).

Section 5.06. Information Supplied. The information supplied by Oracle for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Oracle for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of Siebel or at the time of the Siebel Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.07. Litigation. There is no Proceeding (or, to the Knowledge of Oracle, investigation) pending or, to the Knowledge of Oracle, threatened against Oracle or any of its Subsidiaries or any of their respective properties before any Governmental Entity that questions the validity of this Agreement or any action to be taken by Oracle, Parent or either Merger Sub in connection with the consummation of the transactions contemplated hereby or would otherwise prevent or delay the consummation of the transactions contemplated hereby.

Section 5.08. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Oracle or any of its Subsidiaries who might be entitled to any fee or commission from Oracle or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.09. Tax Treatment. Neither Oracle nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the exchanges of Siebel Stock and Oracle Stock for Parent Stock pursuant to the Mergers, taken together, from qualifying as exchanges described in Section 351 of the Code.

Section 5.10. Antitakeover Statutes and Rights Agreement. (a) Oracle has taken all action necessary to exempt the Oracle Merger, this Agreement and the transactions contemplated hereby from the restrictions set forth in Section 203 of the DGCL, and, accordingly, neither the restrictions set forth in Section 203 nor the provisions of any other antitakeover or similar statute or regulation apply or purport to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws or regulations enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

(b) Oracle has taken all actions necessary to render the rights (the “Oracle Rights”) issued pursuant to the terms of the Amended and Restated Preferred Shares Rights Agreement, dated as of March 31, 1998, as amended as of March 22, 1999, between Oracle and BankBoston, N.A., as Rights Agent (the “Oracle Rights Agreement”), inapplicable to the Oracle Merger, this Agreement and to the transactions contemplated hereby.

Section 5.11. Financing. At the Effective Time, Oracle will have, and will make available to Parent, sufficient cash, available lines of credit or other sources of immediately available funds to enable Parent to deliver the aggregate Cash Election Price payable by virtue of the Siebel Merger in accordance with this Agreement.

Section 5.12. SEC Filings. Oracle has delivered, or otherwise made available through Oracle’s filings with the SEC, to Siebel (i) Oracle’s annual reports on Form 10-K for its fiscal years ended May 31, 2005, 2004 and 2003, (ii) its proxy or information statements relating to meetings of the stockholders of Oracle since December 31, 2004 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since May 31, 2005 (the documents referred to in this Section 5.12, together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Oracle SEC Documents”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Oracle SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.13. Financial Statements. The audited consolidated financial statements of Oracle included in the Oracle SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Oracle and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

ARTICLE 6

COVENANTS OF SIEBEL AND ORACLE

Section 6.01. Conduct of Business of Siebel. Except for matters permitted or contemplated by this Agreement, set forth on Schedule 6.01 or as required by applicable Law, unless Oracle otherwise agrees in writing, from the date of this Agreement to the Effective Time, Siebel shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practices and use reasonable efforts to preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and distributors with the objective of preserving unimpaired their goodwill and ongoing business at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters permitted or contemplated by this Agreement, set forth on Schedule 6.01 or required by applicable Law, from the date of this Agreement to the Effective Time, Siebel shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Oracle (which consent shall not in the case of clause (k) be unreasonably withheld or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of Siebel or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Siebel to its parent; (ii) split, combine or reclassify any of the capital stock of Siebel or any of its Subsidiaries; (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of Siebel or any of its Subsidiaries, other than (A) in connection with any redemption or call of any of the Exchangeable Shares; or (B) in accordance with the terms of the Siebel Rights Agreement; or (iv) purchase, redeem or otherwise acquire any shares of capital stock of Siebel or any of its Subsidiaries or any other securities thereof or any rights, options, warrants or calls to acquire any such shares or other securities, other than (A) in connection with any redemption or call of any of the Exchangeable Shares; (B) in accordance with the terms of the Siebel Rights Agreement; and (C) the repurchase of unvested Restricted Stock Awards under the Siebel Stock Plans outstanding as of the date of this Agreement but only if required to be repurchased pursuant to the terms of the Restricted Stock Awards as of the date of this Agreement;

(b) issue, deliver, sell, grant, pledge, transfer or otherwise encumber or dispose of or subject to any Lien (i) any shares of its capital stock, (ii) any of its other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares of capital stock or voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than, in the case of (i) through (iv), (A) the issuance and delivery of shares of Siebel Stock in connection with the redemption or call of any of the Exchangeable Shares; (B) the annual grant of Siebel Options, Restricted Stock Awards and Restricted Stock Units to directors of Siebel provided that any such grant to a director shall be for annual compensation for services on the Siebel Board of Directors and shall be consistent with the annual grant to directors for Siebel’s 2005 fiscal year as described in Siebel’s Proxy Statement for its 2005 Annual Meeting of Stockholders; (C) the issuance and delivery of shares of Siebel Stock to participants under the Siebel 2003 Employee Stock Purchase Plan in accordance with the terms thereof; (D) pursuant to grants existing on the date of this Agreement in connection with the settlement of Restricted Stock Units; (E) the issuance and delivery of Siebel Stock upon the exercise of Siebel Options outstanding on the date of this Agreement; (F) the issuance and delivery of shares of capital stock of Siebel under the Siebel Rights Agreement in accordance with the terms thereof and (G) the grant of Siebel Options to employees of Siebel or its Subsidiaries in the ordinary course of business consistent with past practice, provided that (i) the number of shares of Siebel Stock subject to Siebel Options granted in any calendar quarter shall not exceed 2,000,000 shares (plus any shares of Siebel Stock that become available for grant as a result of the forfeiture or expiration of Siebel Options) (the “Maximum Option Number”), it being understood that if fewer shares than the Maximum Option Number are subject to grants made in any particular quarter, the available shares may be carried over and used in a later quarter, (ii) the Siebel Options shall have exercise prices per share not less than the fair market value of Siebel Stock on the date of grant and (iii) the Siebel Options shall not be subject to accelerated vesting under any retention or severance plan or other plan or agreement as a result of the consummation of the transactions contemplated by this Agreement or as a result of termination of employment;

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents, other than immaterial amendments under the charter or organizational documents of any Subsidiary of Siebel;

(d) acquire any material amount of stock or assets of any other Person (in connection with a purchase of such Person’s business whether in whole or in part), whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise, except in amounts not exceeding $500,000 for any individual transaction or series of transactions and $2,500,000 in the aggregate for all such transactions; and provided that Siebel promptly notify Oracle of any letter of intent or similar agreement relating to any such acquisition;

(e) pledge, transfer, sell, lease, license or otherwise dispose of any material Subsidiary or any material amount of assets, securities or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practices;

(f) (i) grant to any director, officer, employee or consultant of Siebel or any of its Subsidiaries any increase in compensation, bonus or other benefits except (A) increases in connection with promotions in the ordinary course of business, (B) increases in base salaries in accordance with past practices so long as such increases do not exceed 4% per year in aggregate, (C) grants of non-plan bonuses that do not exceed $1,000,000 per quarter in aggregate, or (D) bonuses granted in accordance with existing bonus plans, policies agreements or arrangements listed on Section 4.16(g) of the Siebel Disclosure Schedule, (ii) grant to any such director, officer, employee or consultant of Siebel or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 4.16(g) of the Siebel Disclosure Schedule, (iii) establish, adopt, enter into or amend any Siebel Employee Plan (other than offer letters that contemplate “at will” employment) or collective bargaining agreement, (iv) except as required pursuant to applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 4.16(g) of the Siebel Disclosure Schedule, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Siebel Employee Plan or (v) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement.

(g) make any material change in any method of accounting or accounting principles or practices, except for any such change required by reason of a concurrent change in GAAP or applicable Law;

(h) (i) incur, assume or guarantee any material amount of indebtedness for borrowed money other than in the ordinary course of business consistent with past practices, (ii) create any Lien on any material asset of Siebel or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (iii) make any material loans, advances or capital contributions to, or investments in, any other Person, other than to Siebel or any of its wholly owned Subsidiaries;

(i) make or change any material Tax election or settle or compromise any Tax liability, claim, audit, assessment or refund, except to the extent such election, settlement or compromise requires that Siebel or its Subsidiaries pay less than $5,000,000 in the aggregate;

(j) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than for the liquidation of any of Siebel’s direct or indirect wholly owned Subsidiaries into Siebel or into a direct or indirect Subsidiary of Siebel;

(k) enter into any transaction, commitment or Contract, or relinquish or terminate any Contract or other right, in any individual case with an annual value in excess of $1,500,000 or an aggregate value in excess of $5,000,000, other than (i) entering into software license agreements where Siebel or any of its Subsidiaries is the licensor in the ordinary course of business; (ii) capital expenditures in Siebel’s current fiscal year in accordance with Siebel’s current fiscal year capital expenditure budget and in future fiscal years that are consistent with Siebel’s current fiscal year capital expenditure budget; (iii) service or maintenance contracts entered into in the ordinary course of business pursuant to which Siebel or any of its Subsidiaries is providing services to customers; (iv) termination of leases in connection with restructuring or otherwise that do not have a material adverse impact on the business of Siebel of its Subsidiaries; (v) non-exclusive distribution agreements entered into in the ordinary course of business that provide for distribution of a Siebel Software Product by a Third party; (vi) non-exclusive OEM agreements that are terminable without penalty within six months of the date of agreement; (vii) anything permitted under Section 6.01(i) or 6.01(l) of this Agreement;

(l) institute, settle, or agree to settle any material Proceeding pending or threatened before any arbitrator, court or other Governmental Entity (for the avoidance of doubt, any settlement or Proceeding, consent decree which involves a conduct remedy or injunctive or similar relief or has a restrictive impact on business or involves payments in excess of $5,000,000 shall be deemed to be material);

(m) agree to: (i) any exclusivity provision or covenant of Siebel or any of its Subsidiary not to compete with the business of any other Person; or (ii) any other covenant of Siebel or any of its Subsidiaries restricting in any material respect the development, manufacture, marketing or distribution of the products or services of Siebel or any of its Subsidiaries or otherwise limiting in any material respect the freedom of Siebel or any of its Subsidiaries to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Parent or any of its Affiliates in any material respect after the consummation of the transactions contemplated hereby; or

(n) authorize, commit or agree to take any of the foregoing actions.

Section 6.02. Siebel Stockholder Meeting. Siebel shall cause a meeting of its stockholders (the “Siebel Stockholder Meeting”) to be duly called and held, as soon as reasonably practicable following the Registration Statement being declared effective under the 1933 Act by the SEC, for the purpose of voting on the matter requiring the Siebel Stockholder Approval and, subject to Section 6.03, the Board of Directors of Siebel shall recommend approval of the matters requiring the Siebel Stockholder Approval by the stockholders of Siebel. In connection with the Siebel Stockholder Meeting, and subject to Section 6.03, Siebel shall use its reasonable best efforts to obtain the Siebel Stockholder Approval and shall otherwise comply in all material respects with all legal requirements applicable to the Siebel Stockholder Meeting.

Section 6.03. No Solicitation; Other Offers.

(a) Neither Siebel nor any of its Subsidiaries shall, nor shall Siebel or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants or other agents, representatives or advisors (the “Siebel Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Siebel or any of its Subsidiaries to or afford access to the business, properties, assets, books or records of Siebel or any of its Subsidiaries to any Third Party that has made, or has informed Siebel that it is seeking to make, an Acquisition Proposal, (iii) grant any Third Party waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel or any of its Subsidiaries or amend or terminate the Siebel Rights Plan or redeem the Siebel Rights or (iv) enter into any agreement (except for confidentiality agreements, referred to in Section 6.04(b)) with any Third Party with respect to an Acquisition Proposal made by such Third Party, or any other agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Mergers or any of the other transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, Siebel (through one or more of the Siebel Representatives) or its Board of Directors may, prior to the Siebel Stockholder Approval, (i) engage in negotiations or discussions with any Third Party (or with the representatives of any Third Party) that has made an

Acquisition Proposal not solicited in violation of Section 6.03(a) if such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (such Third Party, a “Qualified Third Party”), (ii) furnish to such Qualified Third Party or its representatives non-public information relating to Siebel or any of its Subsidiaries pursuant to an executed confidentiality agreement containing customary nondisclosure provisions (which need not include “standstill “ or similar provisions) (and a copy of which shall be promptly (in all events within 24 hours) provided for informational purposes only to Oracle), (iii) grant a waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel or any of its Subsidiaries, (iv) amend or terminate the Siebel Rights Plan or redeem the Siebel Rights, (v) withdraw the Siebel Board Recommendation or modify the Siebel Board Recommendation in a manner adverse to Oracle (any such action, a “Change in Recommendation”), (vi) terminate this Agreement pursuant to and subject to the terms of Section 9.01(d) and/or (vii) take any action that any court of competent jurisdiction orders Siebel, one or more of the Siebel Representatives or the Board of Directors of Siebel to take, but in each case referred to in the foregoing clauses (iii), (iv) and (v) only if the Board of Directors of Siebel determines in good faith by a majority vote, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Board of Directors of Siebel from complying with Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A under the 1934 Act with regard to an Acquisition Proposal; provided that the Board of Directors of Siebel shall not recommend that Siebel’s stockholders tender shares of capital stock in connection with any tender or exchange offer unless such Board of Directors shall have determined in good faith by a majority vote, after consultation with its outside legal counsel, that failure to make such recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

(c) The Board of Directors of Siebel shall not take any of the actions referred to in clauses (i) through (vii) of the preceding subsection unless Siebel shall have delivered to Oracle a prior written notice advising Oracle that it intends to take such action. In addition, Siebel shall notify Oracle promptly (but in no event later than 24 hours) after an officer or director first obtains Knowledge of the receipt by Siebel (or any of the Siebel Representatives) of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, or any request for confidential information relating to Siebel or any of its Subsidiaries or for access to the business, properties, assets, books or records of Siebel or any of its Subsidiaries by any Third Party that has informed Siebel that it is considering making, or has made, an Acquisition Proposal. Siebel shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, inquiry or request. Siebel shall promptly provide Oracle with any non-public information concerning Siebel’s business, present or future performance, financial condition or results of operations, provided to any Qualified Third Party after the date of this Agreement in connection with an Acquisition Proposal made by such Third Party that was not previously provided to Oracle. Siebel shall keep Oracle promptly and reasonably informed, on a reasonably current basis, of the status and material details of any such Acquisition Proposal, inquiry or request. Siebel shall, and shall cause its Subsidiaries and the Siebel Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party with respect to any Acquisition Proposal and shall instruct any such Third Party (or its agents or advisors) in possession of confidential information about Siebel that was furnished by or on behalf of Siebel with respect to any Acquisition Proposal within the six months prior to the date hereof to return or destroy all such information.

“Superior Proposal” means any written Acquisition Proposal that would result in the direct or indirect acquisition or purchase (by way of stock purchase, tender or exchange offer, merger or otherwise) by any Third Party of 75% or more of the consolidated assets of Siebel and its Subsidiaries or 75% or more of the capital stock of Siebel on terms that the Board of Directors of Siebel determines in good faith by a majority vote, after consulting with its outside legal counsel and after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to Siebel’s stockholders than as provided hereunder and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Siebel.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Entity all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Oracle and Siebel shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) Each of Oracle and Siebel shall (i) promptly notify the other party of any written or oral communication to that party or its Affiliates from any Governmental Entity and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any Governmental Entity, in each case concerning the review, clearance or approval of any of the transactions contemplated hereby under any Competition Law; (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning the review, clearance or approval of any of the transactions contemplated hereby under any Competition Law unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting; provided, that if the Governmental Entity or applicable Law does not permit such participation by the other party, or if both parties agree that such joint participation would not be advisable, the party meeting with such Governmental Entity shall allow outside counsel for the other party to attend and participate, to the extent permitted by the Governmental Entity or applicable Law; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and its respective representatives on the one hand, and any Governmental Entity or members of such Governmental Entity’s staff on the other hand, concerning the review, clearance or approval of any of the transactions contemplated hereby under any Competition Law, except to the extent prohibited by applicable Law or the instructions of such Governmental Entity.

(d) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Oracle, Parent or any of their Subsidiaries to (i) agree to or to effect any divesture, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of Siebel or its Subsidiaries or of Oracle, Parent and their Subsidiaries, (ii) enter into, amend, or agree to enter into or amend, any Contracts of Siebel or its Subsidiaries or of Oracle, Parent and their Subsidiaries, (iii) otherwise waive, abandon or alter any material rights or obligations of Siebel or its Subsidiaries or of Oracle, Parent and their Subsidiaries or (iv) file or defend any lawsuit, appeal any Judgment or contest any injunction issued in a proceeding initiated by a Governmental Entity.

Section 7.02. Preparation of Proxy Statement and Registration Statement. As promptly as practicable following the date hereof, the parties hereto shall prepare the Registration Statement (in which the Proxy Statement will be included), and Oracle shall file (or cause to be filed) the Registration Statement with the SEC and Siebel shall file the Proxy Statement with the SEC. Prior to the Registration Statement being declared effective under the 1933 Act by the SEC (a) Siebel shall execute and deliver to Cooley Godward LLP and to Davis Polk & Wardwell a tax representation letter in the form of Exhibit A hereto; (b) Oracle shall execute and deliver to Davis Polk & Wardwell and to Cooley Godward LLP a tax representation letter in the form of Exhibit B hereto; and (c) Parent shall execute and deliver to Davis Polk & Wardwell and to Cooley Godward LLP a tax representation letter in the form of Exhibit C hereto. Following the delivery of the tax representation letters pursuant to the preceding sentence, (x) Siebel shall use its reasonable best efforts to cause Cooley Godward LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) each of Parent and Oracle shall use its reasonable best efforts to cause Davis Polk & Wardwell to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 7.02. Each of Parent, Oracle and Siebel shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective under the 1933 Act by the SEC as promptly as practicable after such filing and Parent and Oracle shall use their reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby. As promptly as practicable following the date hereof, each of Parent, Oracle and Siebel shall make all other filings required to be made by it with respect to the Mergers and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” Laws and the rules and regulations thereunder. Each of Parent, Oracle and Siebel shall, as promptly as practicable after receipt thereof, provide the other parties with copies of any written comments, and advise each other of any oral comments, with respect to the Proxy Statement or Registration Statement received from the SEC. Siebel shall use reasonable best efforts to cause the Proxy Statement to be mailed to Siebel’s stockholders as promptly as practicable after the Registration Statement is declared effective under the 1933 Act. Each of Parent, Oracle and Siebel will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement. If, at any time prior to the Effective Time, any information relating to Oracle or Siebel, or any of their respective Affiliates, officers or directors, is discovered by Oracle or Siebel that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties and, to the extent required by Law, the parties shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Siebel.

Section 7.03. Certain Filings. Siebel and Oracle shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.04. Public Announcements. Oracle and Siebel shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby (provided that Siebel need not consult with Oracle in connection with any press release, public statement, press conference or conference call with respect to any Acquisition Proposal or any Change in Recommendation not in violation of this Agreement) and, except as may be required by applicable Law, order of a court of competent jurisdiction or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before any required consultation as contemplated by this Section 7.04.

Section 7.05. Access to Information. From the date hereof until the Effective Time and subject to applicable Law and the NDA, Siebel and Oracle shall (a) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of such party, (b) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation; provided, however, that any party hereto may restrict the foregoing access to the extent that (i) any Law applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information, (ii) such disclosure would, based on the advise of such party’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information or (iii) the disclosure of such information to the other party would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement. The parties hereto shall hold any information obtained pursuant to this Section 7.05 in confidence to the extent set forth in accordance, and such information shall otherwise be subject to, the provisions of the NDA, which shall continue in full force and effect. Any investigation pursuant to this Section 7.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section 7.05 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 7.06. Notices of Certain Events. Each of Siebel and Oracle shall promptly after it obtains Knowledge of any of the matters referred to in clauses (a) through (d) of this sentence notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Entity in connection with the review, clearance or approval of the transactions contemplated by this Agreement;

(c) any Proceeding commenced or threatened against, relating to or involving or otherwise affecting Siebel or any of its Subsidiaries or Oracle and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 4.12, 4.13, 4.15(e), 4.16(f), 4.17(a), 4.19(a)(i), 4.20(b) and 5.07, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement; and

(d) any matter (including a breach of covenant or a representation or warranty contained herein) that could reasonably lead to the non-satisfaction of any of the conditions to Closing in Article 8.

Section 7.07. Tax Treatment. (a) Prior to and at the Effective Time, each party hereto shall use its reasonable best efforts to cause the exchanges of Oracle Stock and Siebel Stock for Parent Stock pursuant to the Mergers, taken together, to qualify as exchanges described in Section 351 of the Code, and shall not take any action reasonably likely to cause the exchanges not to so qualify.

(b) Each of Parent, Oracle and Siebel shall use its reasonable best efforts to obtain the opinions referred to in 8.02(d) and 8.03(b), respectively, including by executing letters of representation substantially in the form of Exhibits A, B and C hereto.

Section 7.08. Affiliates. Promptly following the mailing of the Proxy Statement, Siebel shall deliver to Oracle a letter identifying all known Persons who are affiliates of Siebel under Rule 145 of the 1933 Act. Siebel shall use its reasonable best efforts to obtain a written agreement from each Person who is an affiliate of Siebel as soon as practicable and, in any event, at least 10 days prior to the Effective Time, substantially in the form of Exhibit D hereto.

Section 7.09. Section 16 Matters. Prior to the Effective Time, Oracle and Siebel shall take all such steps as may be required to cause any dispositions of Siebel Stock or Oracle Stock (including derivative securities with respect to Siebel Stock or Oracle Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 3 hereof by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to Oracle and Siebel or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 7.10. Siebel Director and Officer Liability.

(a)    (i) All rights, including rights to indemnification, advancement of expenses and exculpation, existing in favor of those Persons who are present or former directors and officers of Siebel as of the date of this Agreement and any other Person who becomes an officer or director of Siebel prior to the Closing (such Persons collectively, the “Siebel Indemnified Persons”) for their acts and omissions as directors and officers of Siebel occurring prior to the Effective Time, as provided in Siebel’s certificate of incorporation and bylaws (each as in effect as of the date of this Agreement) and as provided in any existing indemnification agreements between Siebel and said Siebel Indemnified Persons (as in effect as of the date of this Agreement and identified in Schedule 7.10(a) of Siebel Disclosure Schedule) or any new indemnification agreements that are substantially similar to such existing indemnification agreements shall survive the Mergers and Parent shall cause all such indemnification obligations to be observed by the Siebel Surviving Corporation to the fullest extent permitted by DGCL.

(ii) Without limiting the generality or the effect of the prior sentence, from and after the Effective Time, Parent shall cause the Siebel Surviving Corporation and its Subsidiaries to, and the Siebel Surviving Corporation and its Subsidiaries shall, (a) indemnify and hold harmless the Siebel Indemnified Persons to the fullest extent permitted (whether by the DGCL, by any other applicable Laws, under Siebel’s certificate of incorporation or bylaws in effect on the date hereof, in any indemnification agreement as in effect on the date hereof (or entered into after the date hereof and prior to the Closing as long as the form of such indemnification agreement is substantially the same as the form previously disclosed to Parent) or otherwise) and (b) fulfill and honor in all respects the obligations of Siebel and its Subsidiaries to the Siebel Indemnified Persons pursuant to (i) any indemnification agreement as in effect on the date hereof (or entered into after the date hereof and prior to the Closing as long as the form of such indemnification agreement is substantially the same as the form previously disclosed to Parent), and (ii) any indemnification, expense advancement and exculpation provisions set forth in the certificate of incorporation, bylaws or other charter or organizational documents of Siebel or any of its Subsidiaries as in effect on the date of this Agreement.

(b) From the Effective Time until the sixth anniversary of the Effective Time, Parent shall cause the Siebel Surviving Corporation to maintain in effect, for the benefit of the Siebel Indemnified Persons with respect to their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Siebel as of the date of this Agreement in the form delivered by Siebel to Parent prior to the date of this Agreement (the “Existing D&O Policy”), if directors’ and officers’ liability insurance coverage is available for Parent’s directors and officers; provided, however, that: (i) the Siebel Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage; and (ii) the Siebel Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 200% of the annual premium paid by Siebel with respect to the Existing D&O Policy (the “Maximum Premium”), which amount Siebel has disclosed to Oracle prior to the date hereof. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Siebel Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the greatest amount of coverage reasonably procurable for a premium equal to the Maximum Premium.

(c) If Parent, the Siebel Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Siebel Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.10.

(d) The rights of each Siebel Indemnified Person under this Section 7.10 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of Siebel or any of its Subsidiaries, or under the DGCL or any other applicable Laws or under any agreement of any Siebel Indemnified Person with Siebel or any of its Subsidiaries. These rights shall survive consummation of the Mergers and are intended to benefit, and shall be enforceable by, each Siebel Indemnified Person.

Section 7.11. Employee Benefits.

(a) Siebel ESPP. Siebel shall take all action that is necessary to (i) cause the exercise of each outstanding purchase right under Siebel Employee Stock Purchase Plan (the “Siebel ESPP”) no less than five Business Days prior to the Effective Time; (ii) provide that no further purchase period or offering period shall commence under the Siebel ESPP following the date outstanding purchase rights under the Siebel ESPP are exercised in accordance with clause (i) on this sentence; and (iii) terminate the Siebel ESPP immediately prior to and effective as of the Effective Time.

(b) 401(k) Plans. Effective as of the day immediately preceding the Effective Time, if requested in writing by Parent at least 10 business days prior to the Effective Time, Siebel shall terminate any and all 401(k) plans sponsored or maintained by Siebel and shall provide Parent evidence that each of Siebel’s 401(k) plans has been terminated pursuant to resolutions of the Board of Directors of Siebel.

(c) Form S-8. As promptly as practicable but no later than 15 Business Days after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 covering the sale of Parent Stock issuable pursuant to outstanding Siebel Options and Restricted Stock Awards assumed by Parent pursuant to the terms hereof, and Parent shall use reasonable efforts to maintain the effectiveness of such registration statement so long as any assumed Siebel Options remain outstanding. Siebel will cooperate and reasonably assist Parent in the preparation of such registration statement.

(d) Employee Information. Prior to the Effective Time, Siebel shall provide to Oracle a current schedule in the form maintained by Siebel’s human resources or stock administration department for internal record keeping purposes that identifies as of the Effective Time with respect to each holder of Siebel Options and Siebel Restricted Stock Awards with reasonable accuracy and detail, (i) the name of the holder, (ii) the total number of shares subject to such award, (iii) the Employee Plan under which such award was issued, (iv) the exercise (or purchase price of such award, if applicable), (v) the extent to which such award is vested as the Effective Time, (vi) the vesting schedule of such award, (vii) the grant date of such award, and (viii) the expiration date of such award.

Section 7.12. Nasdaq Listing. Parent and Oracle shall use their respective reasonable best efforts to cause the shares of Parent Stock to be issued in connection with the Mergers and the shares of Parent Stock to be reserved for issuance upon exercise of options to purchase Parent Stock (“Parent Options”) to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.13. Dividends. (a) After the date of this Agreement, Oracle and Siebel shall use their reasonable best efforts to develop and agree on a plan for cash payments, prior to the earlier of (a) the Closing Date and (b) December 31, 2005, by the foreign Subsidiaries of Siebel to Siebel or its U.S. Subsidiaries that (x) constitute dividends for U.S. federal income tax purposes and (y) are intended to qualify for the temporary dividends received deduction under Section 965(a)(1) of the Code (each such dividend, a “Section 965 Dividend”). The parties agree that such plan shall maximize, to the extent commercially practicable, the amount of Section 965 Dividends. In the event that Siebel and Oracle reach agreement on all or any aspects of such a plan (an “Agreed Plan”), Siebel shall timely take all actions reasonably necessary to implement such Agreed Plan, including but not limited to the payment of all Section 965 Dividends contemplated by the Agreed Plan, making any necessary election on any Tax Return and obtaining approval of a plan providing for the reinvestment of each Section 965 Dividend in the United States for a permitted purpose. For the avoidance of doubt, Oracle acknowledges that nothing in this Section 7.13(a) shall obligate Siebel to agree on a plan that would be reasonably likely to have an adverse consequence to Siebel and its Subsidiaries in any material respect in the event the Mergers do not occur.

(b) In the event that Siebel and Oracle are unable to reach agreement on all or any aspects of such a plan, Oracle shall provide to Siebel in writing a proposed plan for the payment of Section 965 Dividends that are not part of an Agreed Plan (the “Oracle Proposed Plan”). Upon the written request of Oracle, Siebel shall (i) prior to the satisfaction of the conditions set forth in Sections 8.01 and 8.03 (the “Specified Conditions”), use its reasonable best efforts to take all preparatory actions or steps contemplated by the Oracle Proposed Plan other than such actions or steps that Siebel reasonably believes would impose material costs on or other material detriment to Siebel or any of its Subsidiaries that Siebel and its Subsidiaries would not otherwise incur in connection with the payment of Section 965 Dividends, and (b) if the Specified Conditions are satisfied on or before December 15, 2005, use its reasonable best efforts to take the remaining actions or steps contemplated by the Oracle Proposed Plan, including the payment of all Section 965 Dividends contemplated by the Oracle Proposed Plan, as promptly as possible after the satisfaction of such Specified Conditions, and timely take all actions reasonably necessary to qualify such Section 965 Dividends for the temporary dividends received deduction under Section 965(a)(1) of the Code, including but not limited to making any necessary election on any Tax Return and obtaining approval of a plan providing for the reinvestment of each Section 965 Dividend in the United States for a permitted purpose.

(c) Siebel shall not cause or permit any of its foreign Subsidiaries to pay any Section 965 Dividend that is not part of an Agreed Plan or an Oracle Proposed Plan, provided that, if the Specified Condition have not been satisfied on or before December 15, 2005, with the written consent of Oracle (not to be unreasonably withheld or delayed), Siebel shall be permitted to cause or permit one or more of its foreign Subsidiaries to pay a Section 965 Dividend that is not part of an Agreed Plan or an Oracle Proposed Plan, and shall timely take all actions reasonably necessary to qualify such Section 965 Dividends for the temporary dividends received deduction under Section 965(a)(1) of the Code, including but not limited to making any necessary election on any Tax Return and obtaining approval of a plan providing for the reinvestment of each Section 965 Dividend in the United States for a permitted purpose.

ARTICLE 8

CONDITIONS TO THE MERGERS

Section 8.01. Conditions to Obligations of Each Party. The obligations of Parent and Oracle to consummate the Oracle Merger and the Siebel Merger and of Siebel to consummate the Siebel Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) the Siebel Stockholder Approval shall have been obtained;

(b) no provision of any applicable Law and no judgment, injunction, order or decree shall prohibit the consummation of the Mergers;

(c) (i) any applicable waiting period under the HSR Act relating to the Mergers shall have expired or been terminated, (ii) any applicable waiting period or merger review period under the Competition Laws of the European Commission, South Africa, South Korea, Brazil and Canada shall have expired or been terminated, and (iii) if required under such Competition Laws, any affirmative approval of a Governmental Entity of the foregoing jurisdictions shall have been obtained; and

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

Section 8.02. Conditions to the Obligation of Oracle. The obligation of Oracle to consummate the Oracle Merger and the Siebel Merger is subject to the satisfaction, at or prior to the Closing, of the following further conditions:

(a) (i) Siebel shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the Siebel Specified Representations shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all material respects as of such earlier date); (iii) the Other Siebel Representations, disregarding any materiality or Material Adverse Effect qualifications contained in such representations (other than the materiality qualifier in clause (c) of Section 4.04 which shall not be disregarded), shall be accurate in all respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all respects as of such earlier date); provided, however, that: (A) in determining whether such Other Siebel Representations are accurate, any inaccuracies in such representations and warranties shall be disregarded unless all such inaccuracies, considered collectively, shall have had, and shall continue to have, a Material Adverse Effect on Siebel; and (B) in determining whether the representation and warranty set forth in Section 4.10(b) is accurate as of the Closing Date, no changes in the license revenues of Siebel and its Subsidiaries since the date of this Agreement shall be taken into account; and (iv) Oracle shall have received a certificate signed on behalf of Siebel by the Chief Executive Officer of Siebel to the foregoing effect;

(b) there shall not be pending any suit, litigation or judicial or administrative proceeding (which, for the avoidance of doubt, shall not include an investigation) commenced with respect to the Mergers by any Governmental Entity, which suit, litigation or judicial or administrative proceeding is likely to result in a judgment that would have any of the following effects: (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the Mergers or (ii) seeking to restrain or prohibit Oracle’s or Parent’s ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of Siebel and its Subsidiaries, taken as a whole, or of Oracle and its Subsidiaries, taken as a whole, or to compel Oracle or Parent or any of their respective Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of Siebel and its Subsidiaries, taken as a whole, or of Oracle and its Subsidiaries, taken as a whole;

(c) there shall not have been any action (which, for the avoidance of doubt, shall not include an investigation) with respect to the Mergers taken since the date of this Agreement by any court or other Governmental Entity (which action has not been vacated or reversed), or any Law, injunction, order or decree enacted, promulgated or issued with respect to the Mergers by any court or other Governmental Entity (which Law, injunction, order or decree remains in effect), other than the application of the waiting period provisions of the HSR Act and the waiting period or similar provisions of applicable antitrust Laws, rules or regulations, in any case that is likely to result in any of the consequences referred to in clauses (i) through (iii) of Section 8.02(b) and cause a material harm to Oracle;

(d) Oracle shall have received an opinion of Davis Polk & Wardwell in form and substance reasonably satisfactory to Oracle, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that (i) for U.S. federal income tax purposes the Oracle Merger, taken in and by itself, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or the exchanges of Oracle Stock and Siebel Stock for Parent Stock pursuant to the Mergers, taken together, will constitute exchanges described in Section 351 of the Code and (ii) Oracle shall not recognize gain or loss for U.S. federal income tax purposes as a result of the Mergers and the stockholders of Oracle shall not recognize any gain or loss for U.S. federal income tax purposes as a result of the Oracle Merger. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent, Oracle and Siebel substantially in the form of Exhibits A, B and C hereto. If Oracle does not receive such opinion from Davis Polk & Wardwell, the condition set forth in this Section 8.02(d) shall be deemed satisfied if Siebel elects (i) to waive its condition to close set forth in Section 8.03(b) and (ii) to convert this Agreement into an agreement of Oracle to acquire Siebel pursuant to a reverse triangular merger in which the Siebel Merger consideration shall be the Cash Election Price and the provisions of this Agreement shall be equitably modified to obtain such result.

(e) since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had, and continues to have, a Material Adverse Effect on Siebel; provided that in determining whether or not this condition has been satisfied no changes in the license revenues of Siebel and its Subsidiaries shall be taken into account.

Section 8.03. Conditions to the Obligation of Siebel. The obligation of Siebel to consummate the Siebel Merger is subject to the satisfaction, at or prior to the Closing, of the following further conditions:

(a) (i) Oracle shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the Oracle Specified Representations shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all material respects as of such earlier date); (iii) the Other Oracle Representations, disregarding any materiality or Material Adverse Effect qualifications contained therein, shall be accurate in all respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all respects as of such earlier date); provided, however, that in determining whether such Other Oracle Representations are accurate, any inaccuracies in such representations and warranties shall be disregarded unless all such inaccuracies, considered collectively, shall have had, and shall continue to have, a Material Adverse Effect on Oracle; and (iv) Siebel shall have received a certificate signed on behalf of Oracle by the Chief Executive Officer of Oracle to the foregoing effect;

(b) Siebel shall have received an opinion from Cooley Godward LLP in form and substance reasonably satisfactory to Siebel, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that for U.S. federal income tax purposes the exchanges of Oracle Stock and Siebel Stock for Parent Stock pursuant to the Mergers, taken together, will constitute exchanges described in Section 351 of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent, Oracle and Siebel substantially in the form of Exhibit A, B and C hereto.

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had, and continues to have, a Material Adverse Effect on Oracle; and

(d) the shares of Parent Stock to be issued in the Mergers and the shares of Parent Stock to be reserved for issuance upon exercise of Parent Options shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

ARTICLE 9

TERMINATION

Section 9.01. Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the stockholders of Parent and Siebel):

(a) by mutual written agreement of Siebel and Oracle;

(b) by either Siebel or Oracle, if:

(i) the Mergers have not been consummated on or before March 31, 2006; provided that: (A) if, on March 31, 2006, any of the conditions set forth in Section 8.01(b), 8.01(c), 8.02(b) or 8.02(c) shall not have been satisfied or waived or the Closing cannot otherwise occur due to any action taken or any failure to act by any Governmental Entity or any federal, state or foreign court of competent jurisdiction, either party shall have the right, in its sole discretion by providing notice to the other parties hereto, to extend the date referred to above in this clause (i) to September 30, 2006 (the date first referred to in this clause (i), as it may be extended pursuant to this clause (i), shall be referred to in this Agreement as the “End Date”); and (B) the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Mergers to be consummated by the End Date;

(ii) (A) there shall be any Law that makes consummation of the Mergers illegal or otherwise prohibited; or (B) any judgment, injunction, order or decree of any court or other Governmental Entity having competent jurisdiction enjoining Siebel or Oracle from consummating the Mergers is entered after the date of this Agreement, provided that such judgment, injunction, order or decree is final and non-appealable; or

(iii) if the Siebel Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Siebel Stockholder Meeting (or any adjournment or postponement thereof);

(c) by Oracle prior to the Siebel Stockholder Meeting, if Siebel has made a Change in Recommendation provided, however, that Oracle’s right to terminate this Agreement as a result of a Change in Recommendation shall expire 20 Business Days after the date Siebel has made such Change in Recommendation;

(d) by Siebel, prior to the Siebel Stockholder Approval, if the Board of Directors of Siebel authorizes Siebel, subject to complying with the terms of this Agreement, to accept (or to enter into a written agreement for a transaction constituting) a Superior Proposal; provided that Siebel shall have paid any amounts due pursuant to Section 10.04 in accordance with the terms specified therein; provided, further, that (i) Siebel notifies Oracle, in writing and at least three Business Days prior to such termination, of its intention to terminate this Agreement to accept (or to enter into a binding written agreement concerning an Acquisition Proposal that constitutes) a Superior Proposal, attaching the most current and complete version of such agreement executed on behalf of the Qualified Third Party and all exhibits and other attachments thereto, subject only to acceptance by Siebel by countersignature on behalf of Siebel, and subject to no additional conditions other than the condition that this Agreement be terminated) and (ii) Oracle does not make prior to such termination a binding, unconditional offer (including the complete form of definitive acquisition agreement executed on behalf of Oracle and all exhibits and other attachments thereto, subject only to acceptance by Siebel by countersignature on behalf of Siebel, and subject to no other conditions) that the Board of Directors of Siebel determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of Siebel as such Superior Proposal, it being understood that Siebel shall not enter into any such binding agreement during such three Business Day period;

(e) by Siebel, if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Oracle set forth in this Agreement shall have occurred that would cause the condition set forth in Section 8.03(a) not to be satisfied; (ii) Siebel shall have delivered to Oracle written notice of such breach or failure; (iii) at least 15 business days shall have elapsed since the date of delivery of such written notice to Oracle and such breach or failure shall not have been cured in all material respects; and (iv) as a result of such uncured breach or failure, the condition set forth in Section 8.03(a) is incapable of being satisfied by the End Date;

(f) by Oracle, if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Siebel set forth in this Agreement shall have occurred that would cause the condition set forth in Section 8.02(a) not to be satisfied; (ii) Oracle shall have delivered to Siebel written notice of such breach or failure; (iii) at least 15 business days shall have elapsed since the date of delivery of such written notice to Siebel and such breach or failure shall not have been cured in all material respects; and (iv) as a result of such uncured breach or failure, the condition set forth in Section 8.02(a) is incapable of being satisfied by the End Date; or

(g) by Siebel if at any time after the date of this Agreement, any Governmental Entity initiates any suit, litigation, arbitration or court or administrative proceeding, obtains any Judgment or obtains any injunction with respect to either of the Mergers, and Oracle fails to use reasonable best efforts to defend against such suit, litigation, arbitration or court or administrative proceeding, appeal such Judgment or contest any such injunction.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other party.

Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that the termination of this Agreement shall not relieve any party from any liability for any material breach of any covenant contained in this Agreement. The provisions of this Section 9.02 and Sections 10.04, 10.05(b), 10.06, 10.07 and 10.08, and of the NDA, shall survive any termination hereof pursuant to Section 9.01.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Oracle, to:

Oracle Corporation

500 Oracle Parkway

Redwood City, CA 94065

Attention: Daniel Cooperman

Facsimile No.: (650) 633-1813

with a copy to:

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, CA 94025

Attention: William M. Kelly

Facsimile No.: (650) 752-2111

if to Siebel, to:

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, CA 94404

Attention: Jeffrey D. Amann, Senior Vice President and General Counsel

Facsimile No.: (650) 477-7343

with a copy to:

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Attention: Eric Jensen

Facsimile No.: (650) 840-7400

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 10.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the adoption of this Agreement by the stockholders of Siebel, and without the further approval of such stockholders, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Siebel Stock or Oracle Stock.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

Section 10.04. Expenses; Fees. (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) If (i) this Agreement is validly terminated pursuant to Section 9.01(b)(iii), (ii) after the date hereof and prior to the Siebel Stockholder Meeting, a bona fide Acquisition Proposal with respect to Siebel shall have been publicly made (and not publicly withdrawn), and (iii) within 12 months following termination of this Agreement, an Alternative Transaction with respect to Siebel is consummated by Siebel or a definitive agreement providing for the consummation of an Alternative Transaction with respect to Siebel is entered into (and such Alternative Transaction is ultimately consummated) by Siebel or Siebel recommends an Alternative Transaction (and such Alternative Transaction is ultimately consummated), Siebel shall pay to Oracle a termination fee of $140,000,000 in cash (the “Termination Fee”) (it being understood that for all purposes of this clause (b), all references in the definition of Acquisition Proposal to 15% shall be deemed to be references to 50% instead).

(c) If this Agreement is validly terminated pursuant to Section 9.01(c) or Section 9.01(d), Siebel shall pay to Oracle the Termination Fee.

(d) Any payment of the Termination Fee (i) pursuant to Section 10.04(b) shall be made within one Business Day after the consummation of the Alternative Transaction referred to therein, (ii) pursuant to Section 10.04(c) as a result of the termination of this Agreement pursuant to Section 9.01(d) shall be made prior to (or contemporaneously with) the termination of this Agreement; and (iii) pursuant to Section 10.04(c) as a result of the termination of this Agreement pursuant to Section 9.01(c) shall be made within two Business Days following such termination. Any such payments shall be made by wire transfer of immediately available funds. Siebel hereby acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Oracle would not enter into this Agreement. If Siebel fails to pay any amount due hereunder when due, Siebel shall pay the costs and expenses (including legal fees and expenses) in connection with any action taken to collect payment (including the prosecution of any lawsuit or other legal action), together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. in New York City from the date such fee was first payable to the date it is paid.

Section 10.05. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 10.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 10.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

Section 10.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.10. Entire Agreement. This Agreement, together with the NDA, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 10.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.13. Schedules. Each of Oracle and Siebel has set forth certain information in the Oracle Disclosure Schedule and the Siebel Disclosure Schedule, as applicable, in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of a Disclosure Schedule need not be set forth in any other section of the Disclosure Schedule so long as its relevance to such other section of the Disclosure Schedule or Section of this Agreement is readily apparent on the face of the information disclosed in such Disclosure Schedule.

Section 10.14. No Presumption. Each party has agreed to the use of the particular language in the provisions of this Agreement, and any questions of doubtful interpretation shall not be resolved by any rule or interpretation against the draftsman, but rather in accordance with the fair meaning thereof, having due regard to the benefits and rights intended to be conferred upon the parties and the limitations and restrictions upon such rights and benefits intended to be provided.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ORACLE CORPORATION

By:	/s/ SAFRA CATZ
Name:	Safra Catz
Title:	President

SIEBEL SYSTEMS, INC.

By:	/s/ THOMAS M. SIEBEL
Name:	Thomas M. Siebel
Title:	Chairman

OZARK HOLDING INC.

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

OZARK MERGER SUB INC.

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

SIERRA MERGER SUB INC.

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

ANNEX B

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

September 12, 2005

Board of Directors

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, CA 94404

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Siebel Systems, Inc. (the “Company”) of the Stock Consideration and the Cash Consideration (in each case as defined below) to be received by the holders of Shares, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of September 12, 2005 (the “Agreement”), among Oracle Corporation (“Oracle”), the Company, Ozark Holding Inc., a wholly owned subsidiary of Oracle (“Parent”), Ozark Merger Sub Inc., a wholly owned subsidiary of Parent (“Ozark Merger Sub”), and Sierra Merger Sub Inc., a wholly owned subsidiary of Parent (“Sierra Merger Sub”). Pursuant to the Agreement, Ozark Merger Sub will be merged with and into Oracle and Sierra Merger Sub will be merged with and into the Company (the “Mergers”). In the Mergers, each outstanding share of common stock, par value $0.01 per share (the “Oracle Common Stock”), of Oracle will be converted into one share of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent, and each outstanding Share (not owned by Siebel, Sierra Merger Sub or any subsidiary of Siebel) will be converted into, at the election of the holder of such Share, either (i) $10.66 in cash (the “Cash Consideration”) or (ii) a number of shares (or fraction thereof) of Parent Common Stock equal to $10.66 divided by the greater of (A) the average of the closing prices per Oracle Common Stock on the Nasdaq for a period of time and in accordance with procedures set forth in the Agreement and (B) $10.72 (the “Stock Consideration”). The right of holders of Shares to convert all or a portion of such Shares into the right to receive the Stock Consideration is subject to certain procedures and limitations contained in the Agreement, including that the number of Shares eligible to be converted into the right to receive the Stock Consideration will not exceed 30% of the Shares outstanding, as to which procedures and limitations we are expressing no opinion.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we may provide investment banking services to the Company and Oracle in the future. In connection with the above-described investment banking services we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Oracle and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Oracle for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

B-1

Board of Directors

Siebel Systems, Inc.

September 12, 2005

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Oracle for the five fiscal years ended December 31, 2004 and May 31, 2005, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Oracle; certain other communications from the Company and Oracle to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company. We also have held discussions with members of the senior management of Oracle regarding their assessment of the past and current business operations and financial condition of Oracle. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Oracle Common Stock, compared certain financial and stock market information for the Company and Oracle with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, Oracle would not make available to us, nor would it discuss with us, its projections of expected future financial performance of Oracle. Accordingly, with your consent, our review of such matters was limited to a review of certain research analyst estimates of future financial performance of Oracle. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company, Oracle or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Oracle or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which the Shares, the shares of Oracle Common Stock or the shares of the Parent Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to as to how any holder of Shares should vote or make any election with respect to such transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and the Cash Consideration to be received by the holders of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

ANNEX C

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Exculpation and Indemnification. Section 102(b)(7) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation limits the personal liability of a director to the Registrant and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

In addition, Section 145 of the Delaware Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. The Registrant’s certificate of incorporation provides for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under Delaware Law.

Merger Agreement Provisions Relating to Siebel Systems Directors and Officers. Pursuant to the merger agreement, the Registrant has agreed to indemnify and hold harmless the present or former directors and officers of Siebel Systems to the fullest extent permitted (whether by the Delaware General Corporation Law, by any other applicable laws, under Siebel Systems’ certificate of incorporation or bylaws in effect on the date hereof, in any indemnification agreement or otherwise) and fulfill and honor in all respects the obligations of Siebel Systems and its subsidiaries to such directors and officers pursuant to (i) any existing indemnification agreements between Siebel Systems and such officers and directors or any new indemnification agreements that are substantially similar to such existing indemnification agreements, and (ii) any indemnification, expense advancement and exculpation provisions set forth in the certificate of incorporation, bylaws or other charter or organizational documents of Siebel Systems or any of its subsidiaries.

Subject to certain exceptions contained in the merger agreement, the Registrant shall for six years maintain in effect, for the benefit of the Siebel Systems present or former directors and officers with respect to their acts and omissions as directors and officers of Siebel Systems, the existing policy of directors’ and officers’ liability insurance maintained by Siebel Systems prior to the date of the merger agreement if directors’ and officers’ liability insurance coverage is available for the Registrant’s directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit Number	Description
2(a)	Agreement and Plan of Merger dated as of September 12, 2005 among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).**

2(b)	Agreement dated as of September 12, 2005 between Oracle Corporation, Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P. (incorporated by reference to Oracle Corporation’s Schedule 13D filed with the SEC on September 22, 2005).**

5	Form of Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.**

8(a)	Form of Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the transaction.**

8(b)	Form of Opinion of Cooley Godward LLP regarding certain federal income tax consequences relating to the transaction.**

23(a)	Consent of Ernst & Young LLP.

23(b)	Consent of KPMG LLP.

23(c)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement).**

23(d)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8(a) to this Registration Statement).**

23(e)	Consent of Cooley Godward LLP (included in the opinion filed as Exhibit 8(b) to this Registration Statement).**

23(f)	Consent of Lawrence J. Ellison.**

23(g)	Consent of Jeffrey O. Henley.**

23(h)	Consent of Jeffrey Berg.**

23(i)	Consent of H. Raymond Bingham.**

23(j)	Consent of Dr. Michael J. Boskin.**

23(k)	Consent of Hector Garcia-Molina.**

23(l)	Consent of Joseph Grundfest.**

23(m)	Consent of Jack F. Kemp.**

23(n)	Consent of Donald L. Lucas.**

23(o)	Consent of Charles E. Phillips, Jr.**

23(p)	Consent of Naomi Seligman.**

99(a)	Form of Siebel Systems Proxy Card.**

99(b)	Consent of Goldman, Sachs & Co.

99(c)	Consent of Duff & Phelps, LLC dated November 22, 2005.**

99(d)	Consent of Duff & Phelps, LLC dated December 12, 2005.

99(e)	Stock Election Form.

** Previously filed.

(b) Not applicable.

(c) The opinion of Goldman, Sachs & Co. is included as Annex B to the proxy statement/prospectus contained in this Registration Statement.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on December 14, 2005.

OZARK HOLDING INC.

By:	/S/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ SAFRA A. CATZ Safra A. Catz	Director and President (principal financial officer)	December 14, 2005

/S/ DANIEL COOPERMAN Daniel Cooperman	Director and Secretary	December 14, 2005

/S/ JENNIFER L. MINTON Jennifer L. Minton	Senior Vice President, Finance and Operations (principal accounting officer)	December 14, 2005

EXHIBIT INDEX

Exhibit Number	Description
2(a)	Agreement and Plan of Merger dated as of September 12, 2005 among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).**

2(b)	Agreement dated as of September 12, 2005 between Oracle Corporation, Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P. (incorporated by reference to Oracle Corporation’s Schedule 13D filed with the SEC on September 22, 2005).**

5	Form of Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.**

8(a)	Form of Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the transaction.**

8(b)	Form of Opinion of Cooley Godward LLP regarding certain federal income tax consequences relating to the transaction.**

23(a)	Consent of Ernst & Young LLP.

23(b)	Consent of KPMG LLP.

23(c)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement).**

23(d)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8(a) to this Registration Statement).**

23(e)	Consent of Cooley Godward LLP (included in the opinion filed as Exhibit 8(b) to this Registration Statement).**

23(f)	Consent of Lawrence J. Ellison.**

23(g)	Consent of Jeffrey O. Henley.**

23(h)	Consent of Jeffrey Berg.**

23(i)	Consent of H. Raymond Bingham.**

23(j)	Consent of Dr. Michael J. Boskin.**

23(k)	Consent of Hector Garcia-Molina.**

23(l)	Consent of Joseph Grundfest.**

23(m)	Consent of Jack F. Kemp.**

23(n)	Consent of Donald L. Lucas.**

23(o)	Consent of Charles E. Phillips, Jr.**

23(p)	Consent of Naomi Seligman.**

99(a)	Form of Siebel Systems Proxy Card.**

99(b)	Consent of Goldman, Sachs & Co.

99(c)	Consent of Duff & Phelps, LLC dated November 22, 2005.**

99(d)	Consent of Duff & Phelps, LLC dated December 12, 2005.

99(e)	Stock Election Form.

** Previously filed.